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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AB Lietuvos Telekomas

*CURRENT ADDRESS

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JUN 0 6 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5086 FISCAL YEAR 12-31-01

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12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/3/02

ANNUAL REPORT 2001

LIETUVOS TELEKOMAS

Table of Contents

Key Figures of Lietuvos Telekomas' Group

		1999	2000	2001
Revenue	LTL million	980	1,039	1,058
EBITDA	LTL million	414	524	564
EBITDA margin	%	42.2	50.4	53.3
Profit before profit tax	LTL million	142	333*	139
Net profit	LTL million	104	240**	182
Total assets	LTL million	2,008	2,107	2,109
Shareholders' equity	LTL million	1,053	1,173	1,237
Return on capital employed	%	12.5	23.9	11.3
Return on shareholders' equity	%	10.1	21.6	15.1
Equity to assets ratio	%	52.4	55.7	58.7
Capital expenditure	LTL million	551	517	368
Weighted average number of shares***	1,000 shares	814,913	793,830	776,818
Earnings per share	LTL	0.13	0.30	0.23
Personnel at the end of the year		7,122	6,357	5,749
Number of fixed lines in service		1,152,583	1,187,657	1,151,673
Penetration of lines per 100 residents****		32.8	34.0	33.1
Digitisation rate	%	33.7	46.5	65.0
Number of lines per full-time employee related to fixed-line telephony		166	197	217

On 31 December 2001, official exchange rates were USD 1 = LTL 4.0000, EUR 1 = LTL 3.5272.

NOTES:

* *Profit before profit tax, excluding the gain on sales of Bitė GSM shares – LTL 174 million.*

** *Net profit, excluding the gain on sales of Bitė GSM shares – LTL 115 million.*

*** *Treasury stocks held by UAB Lintkom are excluded.*

**** *Calculated on the basis of the following population: in 1999 – 3,518.5 thousand, in 2000 – 3,493.4 thousand, in 2001 – 3,482.0 thousand.*

Structure of AB Lietuvos Telekomas' shareholders



Amber Teleholding A/S 60.00%
State of Lithuania 10.03%
Treasury stocks 4.67%
Other shareholders 25.30%

Revenue breakdown in 2001



Fixed-line telephony 76.00%
Wholesale 13.00%
Internet and data communication 6.4%
Leased lines 2.4%
Other 2.2%

Important Events

January

Lietuvos Telekomas continued rebalancing its tariff structure by introducing new tariffs for local, long-distance and international calls.
The Company launched a flat rate Internet dial-up access service.

February

The new Customer Care Centre was opened in Vilnius where the Company congratulated its millionth residential customer.

March

The fourth Call Centre for telemarketing services was opened in Kaunas.
Lietuvos Telekomas issued its debut EuroLitasNote of LTL 150 million with a maturity of three years.

April

Lietuvos Telekomas offered broadband network services via fibre optic lines.
During the Annual General Meeting held on 30 April 2001, the decision was made to pay dividends of 0.15 Litas per share for the year 2000.

May

UAB Voicecom, a subsidiary of Lietuvos Telekomas, started provision of international calls over IP.
Lietuvos Telekomas launched ADSL Internet access services in Vilnius.
The Company issued its first prepaid cards for fixed-line telephony and Internet services.

June

Lietuvos Telekomas put into operation the new Customer Care and Billing System (CABS).

July

ADSL services became available in five largest cities of Lithuania.
The CABS issued first bills for telecommunications services delivered to residential customers of the Company.

August

Lietuvos Telekomas introduced calculation of call charges on a per-second basis and call set-up fee.
Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas, a business-to-business portal.
The Company applied temporary discounts on the monthly subscription fee for its socially disadvantaged customers.
Lietuvos Telekomas completed digitisation of Vilnius city.

September

Lietuvos Telekomas applied temporary discounts on the monthly subscription fee for its retired customers.

October

Implementation of the new Customer Relationship Management (CRM) system was completed in Kaunas' Call Centre.
During the exhibition *Infobalt 2001* Lietuvos Telekomas presented its latest Internet services *DSL Takas* and *Tako Zona*.
The Board of Lietuvos Telekomas decided to reorganise the Information Systems Department into a subsidiary.

November

Lietuvos Telekomas offered its customers a possibility to order its services by phone, fax, e-mail and Internet.
Lietuvos Telekomas co-organised an international session *E-volution: Practical e-Solutions for Your Business*.

December

Lietuvos Telekomas completed digitisation of Klaipėda, the national seaport.



General Manager's Report

In 2001, the total consolidated revenue of Lietuvos Telekomas' Group increased by 1.9 per cent to LTL 1,058.5 million, while the operating expenses decreased by 4.1 per cent to LTL 494.1 million. The EBITDA margin for 2001 was 53.3 per cent. The net profit for 2001 amounted to LTL 181.7 million, an increase by 57.6 per cent compared to the net profit in 2000, excluding the gain on sales of Bitė GSM shares. This gives a net profit margin on the level of 17.2 per cent and earnings per share of 0.23 Litas (excluding treasury stocks).

Lietuvos Telekomas continues to enjoy a strong financial position. The equity to assets ratio increased to 58.7 per cent during the year.

The year 2001 was quite an exceptional year due to a number of important events. Lietuvos Telekomas completed implementation of the new Customer Care and Billing System, established its Call Centre for telemarketing services, introduced the Customer Relationship Management (CRM) system in Kaunas Call Centre, opened its Customer Care Centre (front office) in Vilnius and launched the new Network Management System. Together with the Customer Care and Billing System, Call Centres allow Lietuvos Telekomas to move from face-to-face customer care to distance service of its customers through these Centres. Customers are encouraged to use various modern means of communication with the Company. This might be a perfect way to save their time by handling any telecommunications service-related issues without leaving their offices or homes. Thus Lietuvos Telekomas could optimise its customer care system by closing a number of customer care front offices.

In August 2001, Lietuvos Telekomas introduced a call set-up fee and calculation of call charges on a per-second basis. This had a negative impact on our revenue from international and long distance calls. Lietuvos Telekomas is the only operator in Lithuania charging its customers on a per-second basis. The Company agreed with the Government of Lithuania on the final phase of the tariff rebalancing policy with one more tariff adjustment on 1 July 2002. In connection with this, the Company also agreed to give temporary discounts for almost 400,000 socially disadvantaged and retired persons until the end of 2002.

The total revenue growth was less than expected due to a more or less zero growth in fixed-line telephony services. However, data communication, Internet and wholesale services showed a substantial growth compensating the negative trend in the fixed-line telephony area. During 2001 Lietuvos Telekomas continued increasing efficiency of its performance resulting in a further reduction of its cost level.

The main event in the regulatory environment was establishment of the national regulatory body – Communications Regulatory Authority (CRA). In October 2001, the CRA worked out a few draft regulatory enactments regulating telecommunications activities. The key draft enactments included regulations on interconnection of telecommunications network, common use of telecommunications infrastructure, model agreements on service provision. The Government formed a working group for drafting the new Law on Telecommunications. The new Law and secondary legislation should set a legal framework for full competition to be officially introduced in the Lithuanian telecommunications sector on 1 January 2003. Lietuvos Telekomas supports liberalisation of the telecommunications market in Lithuania in accordance with the agreed schedule and agreements. Up to the end of the exclusive rights' period, the Company will protect its rights and interests against any illegal competitive activities by all available legal and commercial means.

In 2001, Lietuvos Telekomas started implementation of the new National Telephone Numbering Plan approved by the Government of Lithuania. This is an important project not only for our customers but also for other telecommunications operators. The major changes in area access codes and telephone numbers will be carried out in the year 2002.

Development of Internet-related services is a top priority of Lietuvos Telekomas. The year 2001 was marked by introduction of the flat rate Internet dial-up access service, ADSL Internet access and Internet dual band services. At the end of the year, ADSL services were available in 5 biggest cities and 30 towns all over Lithuania.

During 2001 Lietuvos Telekomas continued upgrading its network infrastructure. The Company's investments made up a total of 368 million Litas and almost 75 per cent of the amount was invested into development and modernisation of the network. At the end of the year the rate of the network digitisation reached 65 per cent, including connection of all subscriber lines in Vilnius and Klaipėda to digital exchanges.

The year 2001 saw a number of organisational changes. Lietuvos Telekomas' Group was enlarged by two joint ventures - one for provision of Internet telephony (VoIP) services and another for development of the business-to-business portal. In 2001, the Company made a decision to establish a fully owned subsidiary UAB Baltijos Informacinių Duomenų Valdymo Centras by transforming its Information Systems Department into a separate company to provide IT services to external customers as well. In view of forthcoming liberalisation of the telecommunications market in Lithuania, the wholesale business of Lietuvos Telekomas has been gaining in importance, which led to founding the Wholesale Department. The Service Development Department was established for efficient development of new services and coordination of external marketing activities. In early 2002, UAB Comliet was reorganised to provide services connected with design, construction, installation, maintenance and support of the telecommunications network.

Lietuvos Telekomas has become one of the most preferred employers in Lithuania and aims to keep and further improve this position in the future. In 2001, the Company focused its attention on competence development and human resources management areas.

2002 is the last year before full liberalisation of the telecommunications market in Lithuania. Management and employees of Lietuvos Telekomas believe that the Company will be well-positioned to face the challenge of competition. As an outlook for the year 2002, Lietuvos Telekomas hopes that Internet and data communication areas will continue showing a fast growth. We also plan to expand activities of our Company. In fact, this process has already started.

We expect to keep the Company's profitability on a high level, in spite of more and more open market, and lower tariffs, especially for international calls. This year Lietuvos Telekomas has already reduced its tariffs for international calls to EU countries, Poland and Latvia, which, we believe, will have a positive effect on our market share.

Tapio Paarma

President and General Manager

Structure of Lietuvos Telekomas' Group

Lietuvos Telekomas' Group remains the largest telecommunications services provider in Lithuania with an exclusive right to provide fixed-line telephony services until the end of 2002. Besides, AB Lietuvos Telekomas and its subsidiaries provide Internet-related and data communication services, wholesale services for other local and international operators and a wide range of other telecom - related services.

The structure of Lietuvos Telekomas' Group has been undergoing constant changes in order to streamline business within the Group aiming to increase shareholder value, efficiency and customer satisfaction.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions for major business customers of Lietuvos Telekomas. During 2001 the number of customers serviced by UAB Lietuvos Telekomo Verslo Sprendimai increased up to 500. Lietuvos Telekomo Verslo Sprendimai offers data communication solutions, arranges videoconferences, sells PBX solutions, etc. to financial and governmental institutions, largest energy, industry, trade, information technology and other companies.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telesales and telemarketing services as well as property management of Lietuvos Telekomas' Group. UAB Lintkom, a daughter company of Lintel, holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000.

UAB Comliet, a subsidiary of Lietuvos Telekomas, in 2001 terminated provision of NMT-450 standard mobile services for external customers. From January 2001 Comliet has been providing services connected with design and construction of telecommunications networks. At the beginning of 2002, Comliet was restructured and took over installation and maintenance of telecommunications services from its parent company.

UAB Voicecom, a joint venture of AB Lietuvos Telekomas (60 per cent) and Nexcom Telecommunications LLC (USA) (40 per cent), provides voice over IP (Internet Protocol) services.

In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas, a subsidiary of UAB Verslo Žinios publishing the Lithuanian leading business newspaper Verslo Žinios. The joint venture is engaged in development of a business-to-business portal *verslas.com*.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Information Systems Department into a separate daughter company known as UAB Baltijos Informacinių Duomenų Valdymo Centras, which will provide information technology services both for Lietuvos Telekomas' Group and external customers.

VšĮ Lietuvos Telekomo Sporto Klubas is a sports club offering sports facilities and owner of two women basketball teams - *Lietuvos telekomas* and *Lintel 118*. *Lietuvos telekomas* is the leading team in Lithuania playing in the Euroleague championship. Support provided by Lietuvos Telekomas for the basketball teams is a part of the Company's marketing programme.


Nexcom Telecommunications LLC
40%
60%
UAB Voicecom
100%
UAB Lietuvos Telekomo Verslo Sprendimai
100%
UAB Comliet
AB Lietuvos Telekomas
100%
UAB Lintel
100%
UAB Lintkom
100%
VšĮ Lietuvos Telekomo Sporto Klubas
100%
UAB Baltijos Informacinių Duomenų Valdymo Centras
30%
UAB Verslo Portalas
70%
UAB Verslo Žinios

Fixed-line Telephony Services

Basic Voice Telephony Services

Basic voice telephony services include local, long distance, fixed to mobile and international call services provided for business and residential customers all over the country. At the end of 2001, Lietuvos Telekomas had around 1.152 million main lines in service, a decrease of 36 thousand lines on a year-on-year basis. Implementation of the new Customer Care and Billing System revealed a number of non-paying customers who were disconnected. The year 2001 was marked by a trend emerging among the residential customers to abandon fixed-line telephony services and switch to mobile operators. Nevertheless, the number of business lines in service remained almost unchanged. On 31 December 2001, the fixed-line penetration rate in Lithuania was 33.1 per cent (on 31 December 2000 - 34 per cent).

In order to reduce the remaining waiting list prevalent in rural and remote areas, during 2001 around 10 thousand new customers were connected to the fixed-line telephony network by employing NMT – 450 standard network. The waiting list eased by 78 per cent from 41.6 thousand at the beginning of 2001 to 9.1 thousand at the year-end.

During 2001 all subscriber lines in Vilnius, Klaipėda and Neringa were connected to digital exchanges. Now Company's customers can enjoy a vast range of digital exchange-based value-added services such as *Linija Plius*, single voice mailbox, etc. Around two thirds of all Lietuvos Telekomas' subscriber lines in Lithuania are connected to digital exchanges, and around 84 per cent of business customers have digital lines. In the year 2002, there are plans to digitise all subscriber lines in five biggest cities of Lithuania.

In 2001, the Company continued rebalancing its tariff structure. On 1 January 2001, the tariff structure for local and long distance calls was changed by introduction of off-peak and night tariffs. Earlier, in November 2000, the telephone line installation fee for all types of main lines was made uniform towards a lower level. The Company reduced the installation fee again in May 2001. In early 2001, tariffs for international calls were cut down by approximately 12 per cent on average. Business customers have an opportunity to participate in a discount programme for international calls under the brand name *Trys Šalys* (Three Countries). For its major business customers Lietuvos Telekomas offered an overall discount programme for telecommunications services *Elitas* based on the volumes of calls.

On 1 August 2001, the Company introduced calculation of call charges on a per-second basis and call set-up fee. Taking into account the difficult situation of the socially disadvantaged residents in Lithuania, Lietuvos Telekomas made a decision to give temporary discounts on the monthly subscription fee for its socially disadvantaged customers from 1 August and for its retired customers from 1 September. These discounts are applicable for around 400,000 customers and are valid until the end of 2002.

Although in 2001 the Lithuanian economy showed signs of recovery, the average disposable income of Lithuanian residents remained unchanged. Rebalancing of tariffs, introduction of the call set-up fee and per-second call charging as well as fierce competition from mobile operators' side resulted in a 28.5 per cent decline in the total domestic traffic in Lietuvos Telekomas' network. The international call traffic decreased by 10 per cent. According to its own estimations, the Company's share of the international call market stands at around 60-70 per cent. Following the Law on Telecommunications and conditions prescribed in the Company's Activity Licence, all international traffic from Lithuania should be terminated via the fixed-line network of Lietuvos Telekomas.

Digitisation(%)



80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

Digitisation in 5 biggest cities (%)



100
80
60
40
20
0
Vilnius
Kaunas
Klaipėda
Šiauliai
Panevėžys

In May 2001, on behalf of Lietuvos Telekomas, UAB Voicecom started provision of the international call service over IP under the brand name *Erdvė* (Space) The service is rendered at the lower tariffs and is mainly targeted at residential customers by offering discounts on off-peak and weekend calls to a certain number of most popular destination countries.

Value-added Services

Additional possibilities offered by Lietuvos Telekomas' network make it possible to provide customers with a wider range of value-added services. In 2001, the Company rendered various voice telephony value-added services, including the Premium Rate, toll-free number and digital exchange - based value-added services.

Premium Rate services. Subscribers of these services have an opportunity to generate extra revenue by charging incoming calls at higher tariffs. The number of calls to Premium Rate lines increased more than four times, while the traffic volume almost doubled. Customers were also offered new options. They can choose either the short numbers' service or the 900 service for provision of Premium Rate services via phone to the end-users.

Toll-free number services. Lietuvos Telekomas provides national and international 800 line services and commercial easy-to-remember short numbers' service, which allows the customer to have a countrywide toll-free number or a number for a specific predefined geographical area. During 2001 the total number of calls and generated traffic increased by more than 50 per cent. In 2002, there are plans to continue development of the national service 800 by making the number 800 accessible from mobile operators' networks and to start provision of the universal access number service.

Digital exchange-based value-added services make it possible to manage incoming and outgoing calls: call forwarding, call waiting, call barring, etc. The most popular services are line hunting and voice mail services.

Centrex Service

In 2001, the Company launched new service packages under the brand name *Grupės Operatorius* and *ISDN Grupė*. The *Mini Grupė* package was offered to customers having from 5 to 30 telephone lines in office and the package *Grupė* was provided for customers with an unlimited number of lines. These services are available all over the country. In comparison with the year 2000, the number of lines sold during 2001 more than doubled.

At the end of 2001, UAB Lietuvos Telekomo Verslo Sprendimai implemented an integrated solution for provision of telecommunications services in the newly opened trade and entertainment centre *Akropolis* owned by AB Vilniaus Prekyba. The integrated solution contains 240 *Grupė* lines, Private Automatic Branch Exchange (PABX) with Digital European Cordless Telecommunications (DECT) wireless system and 6 *ISDN Duetas* lines. This solution allows customers to make free local calls inside the building and use wireless telephone connection. This is the first successfully accomplished project of AB Lietuvos Telekomas aiming at integration of PABX, DECT wireless system and *Grupė* lines.

Payphones

Due to the increased penetration of mobile phones in Lithuania, the importance of payphones is declining. At the end of 2001, the Company had around 7,200 chip card payphones in operation, a drop by 380 payphones compared to the year 2000. Almost all payphones are connected to digital exchanges.

Penetration (%) and waiting list


35
30
25
20
15
10
5
0
120,000
100,000
80,000
60,000
40,000
20,000
0
1997
1998
1999
2000
2001
Penetration
Waiting list

Prepaid Cards

In May 2001, the Company launched a prepaid card under the brand name *IMK*. This card enables the customers to settle for both fixed-line telephony and Internet services in advance as well as to make calls from abroad or from payphones.

Directory Inquiry Service 118

During 2001 the Directory Inquiry Service 118 became a widely known and popular service. In 2001, UAB Lintel, a provider of the Directory Inquiry Service 118, attended 8.98 million calls. In November, Lintel received the 15 millionth call from the beginning of the service existence. Success of the Service 118 could be attributed to the high quality service, constant update of the information and introduction of new services. In August 2001, the number 118 became a universal number in fixed-line and mobile networks. There is also a possibility to receive information by free-of-charge SMS.

Telemarketing

The specialised Call Centre in Kaunas started provision of telemarketing services in March 2001. The most popular services include customer line, help desk, order line and telequestioning. The implemented Customer Relationship Management (CRM) system made it possible to expand telemarketing services from just call attendance to service provision via multiple channels of communication such as Internet, e-mail, fax, telephone. This is a quality leap from a traditional Call Centre to the next generation organisation - Contact Centre.

Operator Services

UAB Lintel provides operator services such as domestic collect call, international collect call and other additional operator services. In 2001, Lintel serviced over 1.25 million calls. There are plans to start provision of collect call services to customers of mobile operators.

Televoting Service

The televoting service became available with implementation of the Intelligent Network platform. This service gives a possibility to conduct prompt nationwide public opinion polls. For the first time the televoting service was successfully provided during the Eurovision Song Contest held in May 2001 when more than 7,000 calls were attended within 10 minutes.

Analogue/digital lines


1,000,000
800,000
600,000
400,000
200,000
0
1997
1998
1999
2000
2001
Analogue
Digital

ADSL subscribers



2,500
2,000
1,500
1,000
500
0
05
06
07
08
09
10
11
12

Internet – related Services

Lietuvos Telekomas gives priority to the development and implementation of modern Internet-related services. The year 2001 was marked by introduction of flat rate Internet dial-up access and Digital Subscriber Line (DSL) access services. A number of Internet-related services are provided under the brand name *Takas*.

Flat Rate Internet Dial-up Access Service

The flat rate Internet dial-up access service known as *Tako Zona* was launched in January 2001. At first this service was offered to residential customers who for a fixed monthly fee could access the Internet without any time limitation during off-peak hours on business days and at weekends around the clock. From June this service has become available to business customers as well. The service immediately gained popularity and by the end of the year there were more than 5,000 users of the service.

DSL Takas

The service based on the broadband technology under the brand name *DSL Takas* was launched in May 2001. *DSL Takas* was initially offered in five biggest cities with a further expansion to 30 towns of Lithuania. Lietuvos Telekomas is offering four different speed (ranging from 128 to 512 Kbps) and price schemes. The service is provided to both residential and business customers. At the end of 2001, the total number of *DSL Takas* subscribers stood at 2,427.

Internet Dual Band Service

The Internet dual band service for medium and large business customers was introduced in August 2001. The service gives a possibility to order different Internet access bandwidth for local and international Internet traffic. This offers a much greater degree of flexibility to business customers at the same time providing them with an opportunity to pay the price in accordance with the bandwidth used.

Takas Portal

Takas is one of the largest Internet portals in Lithuania with 147 thousand registered mail users providing entertainment, information and e-commerce demo services. The portal features Internet access, a search engine, directories, web mail, content channels, personalisation, chat, web help, shopping, travel, online magazines as well as yellow and white pages. *Takas* portal has more than 70 local and international partners in different areas for creation of the content, development and integration of new technologies.

In 2001, in cooperation with Telenor Media Lietuva, *Takas* portal launched the biggest yellow and white pages directory online www.infosrautas.lt. In April 2001, the Company initiated a joint project with UAB Alio for designing of the virtual advertisement site, which is expected to develop into the biggest classified advertisement portal in Lithuania.

In November, Lietuvos Telekomas signed a cooperation agreement with TradeDoubler AB, the leading provider of online performance-based marketing and sales solutions in Europe. This cooperation agreement will move Lietuvos Telekomas to the leading position in the Baltic region in implementation of online performance-based marketing solutions.

Business-to-Business Portal

In order to meet a growing demand of Lithuanian companies for online business information, e-marketplace and Internet services, in 2001, Lietuvos Telekomas started cooperation with the leading Lithuanian business newspaper Verslo Žinios in developing a business-to-business portal *verslas.com*. Infrastructure and Internet services are rendered by Lietuvos Telekomas, while media content, advertising and marketing services are provided by Verslo Žinios.


Mažeikiai
Skuodas
Akmenė
Joniškis
Biržai
Palanga
Kretinga
Telšiai
Šiauliai
Pakruojis
Pasvalys
Rokiškis
Plungė
Kupiškis
Klaipėda
Zarasai
Gargždai
Kelmė
Radviliškis
Panevėžys
Šilalė
Anykščiai
Utena
Šilutė
Raseiniai
Ignalina
Kėdainiai
Tauragė
Ukmergė
Molėtai
Jurbarkas
Švenčionys
Jonava
Šakiai
Kaunas
Širvintos
Kaišiadorys
VILNIUS
Vilkaviškis
Prienai
Trakai
Marijampolė
Alytus
Šalčininkai
Lazdijai
Varėna
Druskininkai

ADSL coverage (31 12 2001)

● ADSL services

Data Communication Services

ISDN Services

Lietuvos Telekomas provides *ISDN Duetas* and *ISDN Srautas* services. *ISDN Duetas* service is popular with residential customers. The number of *ISDN Duetas* channels used by residential customers increased from 264 at the end of 2000 up to 1,484 at the end of 2001. In 2001, Lietuvos Telekomas had around 6,200 *ISDN Duetas* and 350 *ISDN Srautas* connections in service, whereas the total number of ISDN channels amounted to 23 thousand (15 thousand channels at the end of 2000).

During 2001 Lietuvos Telekomas launched a new ISDN service under the brand name *ISDN Duetas Plius*. The service is used for the Internet access (no modem is required) and for authorisation of bank cards in the shopping centres. The service is targeted at residential customers, small and medium size businesses.

Broadband Network

The broadband network based on the Gigabit Ethernet optic network technology is available in five biggest cities of Lithuania. The broadband network with the state-of-the-art high-speed connection and data communication technologies allows business customers to connect their remote units into a single network, while data communication is taking place in real time.

Frame Relay

An increasing number of retail store chains, banks and other businesses consider Frame Relay as a proper technology to connect their units spread all over the country to the corporate network. During 2001 the number of Frame Relay connections grew by 1.5 times.

In November 2001, Lietuvos Telekomo Verslo Sprendimai implemented a network solution for interbank data exchange. By employing the Frame Relay technology, all Lithuanian commercial banks and foreign banks' representative offices were connected to the TARPBANK information exchange system of the Bank of Lithuania introduced taking into consideration the requirements of the European Union. Implementation of the Frame Relay solution enables banks to exchange data in real time.

Leased Lines

During 2001 Lietuvos Telekomas continued provision of analogue and digital leased lines services for business customers. The sales of digital leased lines grew up by 2 times compared to the figures of the year 2000.

X.25 Protocol

In 2001, the Company introduced a uniform phone number for the access to the X.25 network via the fixed-line telephone network. This service is widely used for authorisation of bank cards.

Videoconferencing Services

During the year 2001 videoconferencing services were winning popularity in Lithuania. Lietuvos Telekomas arranged a number of videoconferences. Last year the major users of videoconferencing services provided by Lietuvos Telekomas were as follows: Merck Sharp & Dohme Idea, Janssen Pharmaceutica N.V, Philip Morris Lietuva, Tamro, Alna, Baltic Management Institute, etc.

Wholesale Services

Wholesale activities will become an important area of Lietuvos Telekomas' business after liberalisation of the Lithuanian telecommunications market on 1 January 2003. Therefore, on 1 November 2001, the Company set up a separate Wholesale Department.

The main goal of the Company is to get ready for full competition on the fixed-line telephony market and become the most attractive provider of wholesale products and services in the near future. The main tasks are rational purchase of capacity, development and efficient sales of wholesale services. The Wholesale Department handles network interconnection agreements with domestic and international operators, sells high-speed channels and other services to telecommunications operators, Internet service providers and cable televisions.

Due to the growing Internet usage, in 2001, the Company increased its access bandwidth to the international IP networks from 50 to 102 Mbps, while the access bandwidth of Internet for Internet service providers was expanded from 19.4 to 41.7 Mbps.

In 2001, the Company concluded agreements with local mobile operators Omnitel and Bitė GSM on the lease of high-capacity (155 Mbps) intercity data transmission flows. Lietuvos Telekomas and Swedish telecommunications company Telia signed an agreement on provision of the network capacity to the GEANT network. According to the agreement, Lietuvos Telekomas provides an international high-speed channel to Stockholm for the company Litnet in order to connect the network of Lithuanian universities into the common European network of universities.

In cooperation with Lattelekom and Eesti Telefon companies, Lietuvos Telekomas is engaged in development of the Baltic ATM Ring to connect networks of the three companies into one Asynchronous Transfer Mode (ATM) network.

International outgoing telephone traffic to TOP 10 countries in 2001 (min)



12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Russia
Latvia
Germany
Belorus
Poland
Estonia
Ukraine
UK
Denmark
USA

Other Services

Teleshops

At the end of 2001, the Company had 17 retail outlets all over the country for the sale of telecommunications equipment. The sale of equipment is not considered to be a part of Lietuvos Telekomas' core business and the decision was made to outsource it.

Telegraph and Telex

Due to a low demand for telegraph and telex services, on 1 January 2001, Lietuvos Telekomas terminated provision of them. Currently, international telegraph and telex services are offered to customers via Eesti Telefon or via the Internet.

Construction of the Network

In 2001, UAB Comliet started provision of the network designing and construction services. In cooperation with other members of Lietuvos Telekomas' Group, Comliet participated in a number of projects related to implementation of complex telecommunications solutions, including construction of the network.

Publishing of Telephone Directories

In 2001, Lintel updated and published telephone directories of all ten counties of Lithuania. The directories were distributed free of charge to residential and business customers.

Customer Care

During 2001 Lietuvos Telekomas made significant changes and improvements in the customer care field. Lietuvos Telekomas completed the Call Centres' project, started to prompt distance customer service, implemented the new Customer Care and Billing System and launched the new Network Management System.

Call Centres

During 2001 Call Centres serviced around 6 million calls. Toll-free short numbers 117, 119 and 1515 provide information about Lietuvos Telekomas' services, tariffs and discount programmes as well as about billing of customers. These numbers are also used for receiving applications for installation of services, registration of customers' complaints and telephone line fault reports. Together with the Customer Care and Billing System, Call Centres allow Lietuvos Telekomas to move from face-to-face customer care to distance service of customers through these Centres. Customers are encouraged to use various modern means of communication with the Company such as phone, fax, e-mail and Internet. This might be a perfect way to save their time by handling any telecommunications service-related issues without leaving their offices or homes.

Customer Care and Billing System (CABS)

In June 2001, Lietuvos Telekomas completed implementation of the new Customer Care and Billing System. Migration of the data from the legacy billing system started in 2000 and was completed during the first half of 2001. From July 2001 customers have been receiving bimonthly bills for telecommunications services. The old billing system was closed.

Now the comprehensive data about new customers, including information on their visits or calls, is entered into the CABS. All the orders for new services are also recorded into the System. Thus the new System allows sales consultants to coordinate the whole process starting with submission of the request, followed by investigation of technical possibilities and ending with implementation of the service.

Sales Through the Sales Agents

In order to increase sales and reduce costs, in early 2001, Lietuvos Telekomas started development of the external sales network. The Company signed cooperation agreements with the sales agents. The list of services sold by the sales agents is constantly being expanded, including sales of such services as telephone lines, ISDN, ADSL, Centrex, digital leased lines, Frame Relay, Internet, etc. By the end of 2001, the Company had concluded about 40 agreements with the agents.

Network Infrastructure

Switching Network

During 2001 Lietuvos Telekomas continued restructuring its switching network, which is expected to feature 13 digital switches of extremely high capacity. By the end of 2001, the Company had already installed 12 local high capacity switches. The last digital switch will be installed in 2002.

During 2001 Lietuvos Telekomas completed digitisation of its network in Vilnius, Klaipėda and Neringa. At the end of 2001, the average digitisation rate of the network increased up to 65 per cent compared to the digitisation rate of 46.5 per cent in 2000. The rate of digitisation in five biggest cities reached 79 per cent, whereas digitisation of business customers increased up to 84 per cent.

By the end of 2002, the Company plans to fully digitise the remaining three biggest cities of Lithuania - Kaunas, Šiauliai and Panevėžys as well as the majority of district centres. Upon fulfilment of these plans, the rate of digitisation of the total fixed-line telephony network in Lithuania will reach 85 per cent.

National Telephone Numbering Plan

In September 2001, Lietuvos Telekomas started implementation of the new National Numbering Plan approved by the Government of the Republic of Lithuania in June 2001. Implementation of the new Numbering Plan will increase the numbering capacity in Lithuania. This will allow providers of telecommunications services to expand the range of their services and improve their customer care.

Transmission Network

The transmission network of Lietuvos Telekomas consists of 6 regional and 3 national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology with a 2.5 Gbps capacity.

During 2001 the Company installed the first digital Wavelenght Division Multiplexing (WDM) transmission line connecting Kaunas and Marijampolė. Lietuvos Telekomas increased capacity of its transmission network and introduced the new Primary Reference Clock in its synchronisation network. There are plans to expand the length of the fibre optic network and to construct additional fibre optic cables crossing Lithuania's border with Latvia and Lithuania's border with Poland.

Access Network

The access network of Lietuvos Telekomas consisting of copper, wireless and city optic networks is being expanded in accordance with the market demand.

During 2001 Lietuvos Telekomas completed implementation of the DSL access technology and began provision of ADSL services. The Company offers several types of the data downstream speed ranging from 128 to 512 Kbps and the upstream speed varying from 64 to 256 Kbps. In 2001, ADSL services were available in five biggest cities and more than 30 district centres. In the year 2002, the Company plans to increase the ADSL network coverage and capacity according to the market demand.

During 2001, in cooperation with mobile operators, Lietuvos Telekomas developed and tested a technical solution based on employment of the GSM technology for fixed - mobile connections. This solution will speed up digitisation of lines in rural areas.

In its access network Lietuvos Telekomas introduced a wireless Point-to-Point access technology used for transmission of any kind of traffic (up to 2 Mbps) to the end-users. The Company also expanded its metropolitan Ethernet network in Vilnius city.

Data Communication Network

Due to a rapid growth of the data traffic, capacity of the national ATM backbone network of Lietuvos Telekomas was doubled, while the international Internet link capacity was extended from 50 Mbps to 102 Mbps.

At the beginning of 2001, the Company installed new Internet access servers allowing servicing of over 3,800 simultaneous users of the Internet dial-up access. In May 2001, Lietuvos Telekomas launched the Internet access service based on the ADSL access technology.

In 2002, there are plans to install the IP backbone network and to continue developing data communication services based on the DSL access technology.

Intelligent Network

During 2001 the Company deployed the Intelligent Network (IN) testing platform which is the basic tool for Lietuvos Telekomas' Research and Development (R&D) Centre. The new platform enables faster development of value-added services based on the IN technology.

Network Management

During 2001 Lietuvos Telekomas completed implementation of the Network Management System. In order to improve the network control and faults elimination process, the Company introduced automatic alarm surveillance and trouble ticketing functions.

In 2001, the Company started introduction of the Network Information System (NIS). Currently, the System contains information about the access network which enables more efficient allocation of its resources. There are plans to apply the NIS to the remaining parts of the network, too.


Employees
12,000
10,000
8,000
6,000
4,000
2,000
0
1997
1998
1999
2000
2001

New Competence for Business Innovations

Organisational changes and development of the Company's business have determined the most relevant human resources management areas. Latest business innovations have resulted in a constant decrease of the number of jobs requiring low qualification and a growing need for the jobs requiring management, technical and specific business know-how. The changing nature of jobs altered competence requirements for the staff performing these jobs. Lietuvos Telekomas devoted much attention to competence development and human resources management. With the aim to maintain highly competent and educated employees, the Company continued to look for new motivation, selection and performance appraisal techniques. Competence planning and performance management will help employees to be more aware of the corporate goals, enable a more objective evaluation of each employee's contribution to the final result and define more specific development needs and career opportunities for the employees.

With the changes in the organisational structure and job requirements, staff mobility inside the Company has become a common phenomenon. All vacant and new positions are advertised on the Company's intranet page. Successful selection of the most suitable employees is facilitated by a flexible internal selection system whose first phase – selection of job positions, filling in and sending application forms – is fully computerised. Those leaving the Company due to the organisational changes in 2001 were offered favourable dismissal conditions, while interviews with highly qualified voluntary leavers helped to find prevention tools for maintaining the best employees. In order to keep, attract and recruit the best staff, in 2001, Lietuvos Telekomas implemented the second High Potential Development Programme, started the second Graduate Trainee Programme, supported educational student events at universities and participated in the International Traineeship Exchange Programme.

In the rapidly changing environment it is essential that managers communicate information on the Company's business strategy and priorities to their employees in a timely and accurate manner, and the employees have sufficient competence to implement the strategy and goals. During 2001 the Company allocated 3.9 million Litas for its staff development (equivalent to 9.6 training days per employee). Special attention was paid to the development of middle management competence by launching a programme for the development of management, leadership, teamwork, human resources management as well as communication skills. During the year about 190 middle managers developed their knowledge and skills according to this programme. The training was delivered by external consultants and by Company's top managers and experts from special business fields. The Company continued to support its employees' aspirations to develop their competence by studying in post-graduate study programmes at higher education institutions and provided support to the development of post-graduate study programmes in management offered by the International School of Management and Baltic Management Institute.

Lines per employee


250
200
150
100
50
0
1997
1998
1999
2000
2001

Recent Events

On 3 January 2002, AB Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership in founding a joint venture for provision of IT services in Lithuania and within the region. The new company will be set up on the basis of Lietuvos Telekomas' Information Systems Department.

On 15 January 2002, AB Lietuvos Telekomas and UAB Bitė GSM signed a Letter of Intent regarding conclusion of an agreement for employment of Bitė GSM network infrastructure for provision of Lietuvos Telekomas' fixed-line telephony services for its customers.

In February, Lietuvos Telekomas changed a charging method for information services provided by the Premium Rate short numbers. Now the information and call duration are charged separately. Also, in February, the Company reduced its tariffs for international calls to EU countries by 30 per cent, to Poland and Latvia by more than 15 percent and extended an off-peak period for all international calls. Besides, in February, Lietuvos Telekomas launched the new Calling Line Identification Presentation (CLIP) service.

In February, UAB Lintel started provision of information on the mobile numbers of private subscribers of the mobile operator Bitė GSM. UAB Comliet also decided to establish its representative office in Riga, Latvia.

On 1 February 2002, Lietuvos Telekomas concluded a transaction of cross currency swap (from US dollars to Euro) of the Company's loans denominated in US dollars.

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company lodged an appeal against this decision.

Following the Board's decision of 24 January 2002, AB Lietuvos Telekomas has established a 100 per cent owned subsidiary – UAB Baltijos Telekomunikacijų Konsultacinis Centras – for provision of professional IT services.

On 22 March 2002, the Board of AB Lietuvos Telekomas decided to convene the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 26 April 2002. Also, the Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2001 and proposed to pay dividends of 0.11 Litas per share.

On 26 March 2002, Swedish and Finnish telecommunications companies Telia and Sonera, owners of Lietuvos Telekomas' strategic investor Amber Teleholding A/S, which holds 60 per cent of the Company's shares, announced their merger plans. After establishing the new combined entity, AB Lietuvos Telekomas will become its consolidated subsidiary.

Revenue (in million Litas)


1,200
1,000
800
600
400
200
0
1998
1999
2000
2001

Financial Review

Financial Highlights in 2001

- Total revenue grew by 1.9 per cent to LTL 1,058.5 million compared with the revenue of LTL 1,038.6 million in the year 2000.
- Operating expenses amounted to LTL 494.1 million, which is a 4.1 per cent decrease compared to the year 2000.
- EBITDA rose by 7.8 per cent to LTL 564.4 million from LTL 523.6 million in 2000, and EBITDA margin was 53.3 per cent (50.4 per cent in 2000).
- Profit before profit tax was LTL 138.7 million, and net profit, including effect of changes in deferred profit tax liabilities, was LTL 181.7 million. The net profit margin was 17.2 per cent.
- Earnings per share in 2001 were LTL 0.23.

The consolidated financial statements of Lietuvos Telekomas' Group have been prepared in accordance with International Accounting Standards (IAS).

Revenue

Total consolidated revenue of Lietuvos Telekomas' Group in 2001 was LTL 1,058.5 million, an increase by 1.9 per cent (in 2000: LTL 1,038.6 million, an increase by 5.9 per cent).

In the first half of 2001, revenue from fixed-line telephony services grew by 3.2 per cent compared to the same period in the year 2000. However, in the second half of 2001 fixed-line telephony revenue started to decline and, as a result, annual revenue from fixed-line telephony decreased by 0.5 per cent to LTL 804.7 million.

Revenue from subscription, installation and other charges went down by 9.8 per cent to LTL 220.8 million. The decrease was mainly caused by reduction of the subscription fee for business customers from January 2001 and the decision made by Lietuvos Telekomas to temporarily reduce the subscription fee for its socially disadvantaged customers from 1 August 2001 and for retired customers from 1 September (for 400,000 subscribers, in total). Also, in November 2000, the Company cut down the telephone line installation fee for all customers' groups followed by a further reduction in the installation fee in May 2001. This affected Company's revenue in 2001, too.

Revenue from domestic traffic showed a steady growth of 10.7 per cent in 2001 to LTL 477.7 million and made up 45.1 per cent of the total revenue. A moderate growth in revenue from domestic traffic is explained by introduction of calculation of call charges on a per-second basis and call set-up charge on 1 August as well as by an overall lower domestic traffic volume.

Due to the significantly decreased usage of payphones, especially in urban areas, in 2001, revenue from payphones went down by 11.5 per cent to LTL 24.4 million and amounted to 2.3 per cent of the total revenue. Therefore, during 2001 Lietuvos Telekomas reduced its total number of payphones by 5 per cent to 7,223.

Compared to the previous year, revenue from international calls decreased by 22 per cent to LTL 81.8 million and made up 7.7 per cent of the total revenue. Historically, high tariffs for international calls cross-subsidised low tariffs for local calls but from 1998 the Company has been rebalancing its tariff structure. This was also evident in 2001 when the Company significantly reduced its tariffs for international calls by a weighted average of approximately 12 per cent. The effect of lower tariffs was expected to be offset by an increase in international outgoing traffic. However, the international outgoing traffic went down by around 10 per cent due to the fierce competition from mobile and other operators' side. The Lithuanian Law on Telecommunications along with Lietuvos Telekomas' Activity Licence issued in 1998 provide that all outgoing and incoming international traffic from and to Lithuania should be terminated via the fixed-line network of Lietuvos Telekomas. The exclusive rights' period is due to end on 1 January 2003. In reality, there are contradictions regarding provision of international calls between the licences issued to telecommunications operators. According to Company's estimations, Lietuvos Telekomas' share of the international calls' market is about 60-70 per cent.

The wholesale business grew by 14.9 per cent in 2001 to LTL 137.8 million and comprised 13 per cent of the total revenue. This came as a result of the increase in traffic from mobile to fixed-line telephony network.

EBITDA (in million Litas) and EBITDA margin (%)



600
500
400
300
200
100
0
60
50
40
30
20
10
0
1998
1999
2000
2001
EBITDA
EBITDA margin

In 2001, revenue from Internet and data communication services was LTL 68 million, an increase by 68.7 per cent, and amounted to 6.4 per cent of the total Company's revenue.

Expenses

In 2001, the total operating expenses of Lietuvos Telekomas' Group decreased by 4.1 per cent to LTL 494.1 million (in 2000: LTL 515.0 million). This came as a result of reduced personnel expenses (including additional provisions for employees' redundancy payments made in the fourth quarter), less write-offs of assets and lower operating expenses of other kind. However, the operating expenses were partly offset by increased expenses for interconnection, maintenance of information systems and bad debts. During 2001 the expenses for bad debts increased by LTL 9.7 million.

In 2001, due to business restructuring and employment of new technologies, the number of employees decreased from 6,357 at the beginning of the year to 5,749 at the year-end.

EBITDA for the full year was LTL 564.4 million, an increase by 7.8 per cent as compared to the year 2000. The EBITDA margin for 2001 was 53.3 per cent (2000: 50.4 per cent).

Depreciation

Deprecation and amortisation, including the impairment charge for Company's property of LTL 19.9 million, were LTL 381.6 million in 2001, an increase by 18.7 per cent compared to the year 2000. This increase is attributed to the heavy investment programme carried out by the Company in the years 1999-2000.

Sales of Investments

In 2001, the Company's gain on sales of investments, i.e. proceeds from the sale of Lithuanian Government Bonds, was as much as LTL 2.9 million, whereas in 2000 the gain on sales of investments amounted to LTL 168.6 million mainly due to the sale of Bitė GSM shares.

Financial Activities

In 2001, net financial costs were LTL 47 million, an increase by 24.6 per cent on a year-on-year basis. The increase was caused by significantly lower interest income and less gains on foreign exchange. Interest expenses in 2001 decreased even despite the increased net borrowings, including three-year LTL 150 million Notes with an interest rate of 10.15 per cent issued by Lietuvos Telekomas in March 2001. A drop in interest expenses was mainly caused by the lower floating interest rate on the US dollar denominated debt in the loan portfolio.

Provision of LTL 2.1 million for the possible fine imposed by the decision of the Lithuanian Competition Council adopted on 21 February 2002 was charged to the financial expenses in 2001. On 22 March 2002, the Company lodged an appeal against this decision.

In 2001, profit before profit tax was LTL 138.7 million, a drop by 20.3 per cent on a year-on-year basis, excluding the one-time gain on the sales of Bitė GSM shares.

Net Profit

Net profit for 2001 was LTL 181.7 million, an increase by 57.6 per cent compared to the net profit in 2000, excluding the one-time gain on sales of Bitė GSM shares. This gives a net profit margin on the level of 17.2 per cent and earnings per share of 0.23 Litas (excluding treasury stocks).

Changes in the deferred profit tax liabilities of LTL 81.7 million had a significant and positive effect on the net profit for the full year 2001. Following the provisions of the new Law on Profit Tax (effective from 1 January 2002), adjustments were made to the deferred profit tax liabilities in the balance sheet and were reflected in the profit (loss) statement. Following the old Law, the Company was accumulating the deferred profit tax liabilities due to its heavy investment programme calculating a profit tax at the basic rate of 24 per cent. The new Law abolished the exempts for investments and introduced a basic profit tax rate of 15 per cent.

Net profit (in million Litas)


250
200
150
100
50
0
1998
1999
2000
2001

Balance Sheet and Financial Position

As of 31 December 2001, the total consolidated assets of Lietuvos Telekomas' Group amounted to LTL 2,108.7 million and the shareholders' equity was LTL 1,237.0 million up by 5.4 per cent on the year-on-year basis. The non-current and current liabilities were down to LTL 598.3 million and LTL 273.4 million, respectively.

Lietuvos Telekomas continues to enjoy a strong financial position. The equity to assets ratio increased from 55.7 per cent to 58.7 per cent during the year.

The net cash flow from operating activities amounted to LTL 450.5 million. The negative cash flow from investing activities of LTL 350.2 million came as a result of continuous investments into telecommunications equipment and network upgrading. Payout of dividends for the year 2000 (LTL 118.1 million) and repayment of long-term debt caused a negative cash flow from financing activities of LTL 96.2 million. Overall, the total increase in cash flow of Lietuvos Telekomas' Group was LTL 4.2 million.

At the end of the year, the net debt increased by LTL 16 million to LTL 524 million, while the net debt to equity ratio fell down to 42 per cent. With almost all Group's revenue generated in local currency and with the main part of the borrowings taken in foreign currencies for the heavy investment programme, during the year the Company was able to restructure its debt portfolio due to the improved funding conditions on the local market. On 15 March 2001, the Company issued its debut EuroLitasNote of LTL 150 million due in 2004 with a fixed annual coupon of 10.15 per cent. Such considerable amount allowed Lietuvos Telekomas to substantially restructure its debt portfolio during the year. In June, the remaining outstanding debt of JPY 653 million (LTL 21 million) was prepaid along with the additional prepayment of USD 18.8 million (LTL 75 million) made in November. Further two local credit facilities were renewed for the total amount of LTL 90 million due in 2003.

Investments

In 2001, total investments of Lietuvos Telekomas' Group were LTL 368.4 million (in 2000: LTL 517 million) as the major planned capital expenditures have already been made in previous years. The largest part of investments (around 75 per cent) was allocated to the Company's network. At the end of 2001, the total digitisation rate of Lietuvos Telekomas' network reached 65 per cent with fully digitised network in Vilnius and Klaipėda. During the year 2002 the network in Kaunas, Panevėžys and Šiauliai is planned to be 100 per cent digitised, too.

In June 2001, Lietuvos Telekomas completed implementation of the new Customer Care and Billing System and in July the Company started sending bills for telecommunications services to its residential customers. By the end of October, all customers of the Company had received bills. Lietuvos Telekomas invested a total of about LTL 160 million into the new System.

In 2001, AB Lietuvos Telekomas established a joint venture UAB Voicecom with Nexcom Telecommunications LLC, USA, for provision of VoIP services (nominal value of its share capital is 10 thousand Litas). Lietuvos Telekomas owns 60 per cent of UAB Voicecom shares. In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas (nominal value of its share capital is 20 thousand Litas), a business-to-business portal established by the leading Lithuanian business newspaper Verslo Žinios. On 30 October 2001, it was decided to transform Lietuvos Telekomas' Information Systems Department into a separate daughter company UAB Baltijos Informacinių Duomenų Valdymo Centras (nominal value of its share capital is 10 thousand Litas) for provision of IT services.

Investments (in million Litas)


600
500
400
300
200
100
0
1997
1998
1999
2000
2001

Share prices and trading volumes on NSEL



LTL

2.00
1.50
1.00
0.50
0.00

500,000
400,000
300,000
200,000
100,000
0
Volume
Price

Shares and Shareholders

The authorised and registered share capital of AB Lietuvos Telekomas is 814,912,760 Litas. The share capital consists of 814,912,759 ordinary registered shares with a nominal value of 1 Litas each and one share with a nominal value of 1 Litas that holds a status of the special share and is owned by the State of Lithuania. Special non-property rights attached to the special share are as follows: to convene the General Meeting of Shareholders; to express an opinion on any issue discussed at the General Meeting and to veto decisions in respect of the status of the special share, suspension of the Company's activities, reorganization or liquidation of the Company. The special share will automatically lose its status and special rights on 1 January 2003 or upon transfer of it to the entity which is not fully owned by the State of Lithuania.

In 1998, Amber Teleholding A/S (Denmark), a consortium of Swedish Telia and Finnish Sonera, acquired 60 per cent of the Company's shares from the State of Lithuania and became the strategic investor of Lietuvos Telekomas. In 1999, the State of Lithuania sold 4.97 per cent of the Company 's shares to employees of Lietuvos Telekomas. On 12 June 2000, the State of Lithuania sold 25 per cent of the Company's shares to international and domestic investors through the Initial Public Offering (IPO).

In connection with the Initial Public Offering of Lietuvos Telekomas' shares, the Company launched a Global Depository Receipt (GDR) programme. According to the programme, one GDR represents 10 ordinary registered shares of AB Lietuvos Telekomas. Shares are held by the depository bank–Bankers Trust, a member of Deutsche Bank Group.

During the Initial Public Offering UAB Lintkom, a daughter company of UAB Lintel, which is a subsidiary of Lietuvos Telekomas, acquired 4.67 per cent of Lietuvos Telekomas' shares. Following the new Lithuanian Company Law effective as of 1 July 2001, shares of the company indirectly held by any group member are considered as treasury stocks.

On 31 December 2001, Amber Teleholding A/S held 60 per cent of AB Lietuvos Telekomas' shares, the State of Lithuania had 10.03 per cent of shares, other shareholders - 25.30 per cent of shares (12.56 per cent out of them were held in a form of GDRs) and 4.67 per cent of the Company's shares were treasury stocks.

Shares of AB Lietuvos Telekomas are listed on the Official List of the National Stock Exchange of Lithuania (NSEL) (trading code: LTEL) and the Company's GDRs are traded on the London Stock Exchange (LSE) (trading code: LITD).

During 2001 the turnover of Lietuvos Telekomas' shares on the National Stock Exchange of Lithuania made up a total of 19.5 million shares with a value of LTL 31.2 million Litas. On the first trading day of the year the closing share price on the NSEL stood at 2.09 Litas and on the last trading day of the year it stood at 1.25 Litas. The share's low for the year was 1.09 Litas and its year's high was 2.37 Litas. At the end of the year the Company's market capitalisation was LTL 1,018 million.

In 2001, the turnover of Company's GDRs on the London Stock Exchange amounted to 3.9 million GDRs with a total value of USD 12.9 million. At the end of the first trading day the GDR price ran into USD 5.225 and at the close of the last trading period the GDR price was USD 2.975. The GDR's low for the trading period was USD 2.975 and the high was USD 5.925.


USD
6.00
5.00
4.00
3.00
2.00
1.00
0.00
600,000
500,000
400,000
300,000
200,000
100,000
0
GDR prices and trading volumes on LSE
Volume
Price

Management

Board of Directors



Gintautas Žintelis,
Chairman of the Board



Ingmar Jonsson,
Member of the Board



Rimvidas Kūgis,
Member of the Board



Mikko Pirinen,
Member of the Board



Jaakko Nevanlinna,
Member of the Board



Anna Maria Smela,
Member of the Board



Timo Virtanen,
Member of the Board

Missing:
Morgan Ekberg, Member of the Board
Peter Reiniger, Member of the Board

Tapio Paarma
Born in 1948.
MSc in Community Planning.
General Manager and President of AB Lietuvos Telekomas since 8 July 1998.
Chairman of the Board of Directors of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Lintkom, UAB Voicecom, UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Baltijos Telekomunikacijų Konsultacinis Centras and VšĮ Lietuvos Telekomo Sporto Klubas as well as a member of the Board of Lattelekom SIA, Latvia.
Holder of 63,000 shares of AB Lietuvos Telekomas (as of 31 December 2001).



Romualdas Degutis
Born in 1961.
Diploma in Electrical Connections Engineering Studies.
Executive Vice-president of AB Lietuvos Telekomas.
Employed in the Company since 1984.
Member of the Board of Directors of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet and UAB Lintkom.
Holder of 10,866 shares of AB Lietuvos Telekomas (as of 31 December 2001).



Jan-Erik Elsérius
Born in 1943.
BA in Management Science, Managerial Economics, Political Economy and Science and Statistics.
Director of the Finance Department of AB Lietuvos Telekomas since 29 March 1999.
General Manager of UAB Lintkom, member of the Board of Directors of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Voicecom, UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Baltijos Telekomunikacijų Konsultacinis Centras and VšĮ Lietuvos Telekomo Sporto Klubas.
Holder of 50,000 shares of AB Lietuvos Telekomas (as of 31 December 2001).



Contact Information

AB Lietuvos Telekomas
Savanorių ave. 28
2600 Vilnius, Lithuania
Tel: +370 6 48 15 11, +370 46 48 15 11*
Fax: +370 5 212 66 65
www.telecom.lt

VšĮ Lietuvos Telekomo Sporto Klubas
Savanorių ave. 28
2600 Vilnius, Lithuania
Tel: + 370 5 216 34 36
Fax: + 370 2 31 36 50, +370 5 231 36 50*
www.telecomsportclub.lt

UAB Lietuvos Telekomo Verslo Sprendimai
Verkių str. 7-K27
2042 Vilnius, Lithuania
Tel: + 370 2 73 09 70, +370 5 273 09 70*
Fax: + 370 2 73 09 59, +370 5 273 09 59*

UAB Lintkom
Verkių str. 7-K27
2042 Vilnius, Lithuania
Tel: + 370 2 36 72 09, +370 5 236 72 09*
Fax: +370 2 31 38 60, +370 5 231 38 60*

UAB Lintel
Verkių str. 7-K27
2042 Vilnius, Lithuania
Tel: + 370 2 36 83 02, +370 5 236 83 02*
Fax: + 370 2 78 87 61, +370 5 278 87 61*
www.lintel.lt

UAB Verslo Portalas
A. Goštauto str. 12a
2001 Vilnius, Lithuania
Tel: + 370 2 68 36 40, +370 5 268 36 40*
Fax: + 370 2 68 34 41, +370 5 268 34 41 *
www.verslas.com

UAB Comliet
Architektų str. 146
2049 Vilnius, Lithuania
Tel: + 370 5 213 12 21
Fax: + 370 5 213 11 39
www.comliet.lt

UAB Baltijos Informacinių Duomenų Valdymo Centras
Žirmūnų str. 141
2600 Vilnius, Lithuania
Tel: + 370 2 74 82 00, +370 5 274 82 00*
Fax: + 370 2 78 33 33, +370 5 278 33 33*

UAB Voicecom
Eigulių str. 14
2600 Vilnius, Lithuania
Tel: + 370 2 38 88 37, +370 5 238 88 37*
Fax: + 370 2 38 88 39, +370 5 238 88 39*
www.voicecom.lt

UAB Baltijos Telekomunikacijų Konsultacinis Centras
Žirmūnų str. 141
2600 Vilnius, Lithuania
Tel: + 370 2 74 82 00, +370 5 274 82 00*
Fax: + 370 2 78 33 33, +370 5 278 33 33*

* effective from 1 September 2002.

Information for Investors

Annual General Meeting of Shareholders

The Annual General Meeting of AB Lietuvos Telekomas' Shareholders will be held at the Karolina hotel, Sausio 13-osios str. 2, Vilnius, Lithuania, at 3 p.m. on Friday, 26 April 2002.

Dividends

Dividends will be paid to the shareholders who on the dividend record day, 26 April 2002, i.e. the day of the Annual General Meeting of Shareholders, will be on the Shareholders' List of the Company. The Lithuanian Company Law provides that dividends shall be paid within 3 months from the day of making the decision on the profit distribution. Following the Lithuanian legislation, dividends for the year 2001 are subject to the withholding tax of 29 per cent. Residents of those states, which have concluded the Double Taxation Convention with the Republic of Lithuania, are eligible to apply for a tax relief.

Financial Reports

The Annual Report of Lietuvos Telekomas will be published in the English and Lithuanian languages. The Annual Report is also available on the Internet at: www.telecom.lt.

In 2002, the Company's interim reports will be issued on the following dates:

Interim Report for January – March: 30 April

Interim Report for January – June: 31 July

Interim Report for January – September: 31 October

Interim Reports of Lietuvos Telekomas will be available in the English and Lithuanian languages on the Internet at: www.telecom.lt .

Press releases given out by the Company are available at Lietuvos Telekomas' web page.

Equity Research

The following banks and securities brokerage houses analysed Lietuvos Telekomas as a portfolio investment in 2001:

Credit Suisse First Boston

Tel: + 44 20 7888 8024 (equity analyst)
+ 44 20 7883 7178 (credit analyst)

Eesti Ühispank
Tel: +372 6 656 645

Hansabank Markets
Tel: + 372 6 131 664

Nomura International
Tel: + 44 20 7521 3305

Schroder Salomon Smith Barney
Tel: + 44 20 7986 4169

Suprema Securities
Tel: + 372 6 405 700

Trigon Capital
Tel: + 372 6 679 200

Vilniaus Bankas
Tel: + 370 2 68 24 27

Williams de Broë
Tel: + 44 20 7588 8774

Investor Relations

Darius Džiaugys, Senior Specialist

Tel: + 370 2 36 78 78

e-mail: darius.dziaugys@telecom.lt

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT-2009 Vilnius
Lithuania
Telephone +370 (2) 392 300
Facsimile + 370 (2) 392 301
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the financial statements of AB Lietuvos Telekomas ("the Company") and its consolidated subsidiaries (together "the Group") for the year ended 31 December 2001 prepared in accordance with International Accounting Standards, from which the accompanying shortened financial statements were derived, in accordance with International Standards on Auditing. We have issued a qualified auditor's report dated 6 March 2002 on the financial statements from which the shortened financial statements were derived. The qualification stated that:

   In accordance with resolutions of the Government of the Republic of Lithuania, the Parent company's property, plant and equipment have been revalued four times during the period from 1 July 1991 to 31 December 1995. The first two indexations were of minor nature, however, the cumulative increase of the two last indexations in the net book value of property, plant and equipment was kLTL 610,661. According to International Accounting Standards No 16, No 29 and No 36, property, plant and equipment should be accounted for at cost less accumulated depreciation and any impairment losses or at revalued amount (as determined by professionally qualified valuers) or adjusted for the effects of hyperinflation through the use of a general price index. In our opinion the Parent company should have used one of these methods to value its property, plant and equipment. There were no practical audit procedures that we could apply to enable us to confirm the value of such property, plant and equipment in the balance sheet as at 31 December 2001 and 31 December 2000.

2. In our opinion, the accompanying shortened financial statements are consistent, in all material respects, with the financial statements from which they were derived.

3. The full set of audited financial statements prepared in accordance with International Accounting Standards for the year ended 31 December 2001, from which the accompanying shortened financial statements were derived, and our opinion thereon are available at AB Lietuvos Telekomas.

PricewaterhouseCoopers UAB

Vilnius, 21 March 2002

Income Statement

(All amounts are in LTL'000 unless otherwise stated)

		Year ended 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
Revenues	1	1,058,466	1,038,577	1,061,613	1,036,950
Expenses	2	(494,094)	(514,956)	(510,765)	(509,011)
Earnings before interest, taxes, depreciation and amortisation		564,372	523,621	550,848	527,939
Depreciation, amortisation and impairment charge		(381,567)	(321,453)	(367,557)	(312,254)
Gain on sale of investments	3	2,857	168,585	-	9,647
Operating profit		185,662	370,753	183,291	225,332
Finance costs, net	4	(46,999)	(37,735)	(47,047)	(40,532)
Share of result of subsidiaries before tax	9	-	-	2,423	148,218
Profit before tax		138,663	333,018	138,667	333,018
Profit tax	5	43,048	(92,604)	43,048	(92,604)
Group profit before minority interest		181,711	240,414	181,715	240,414
Minority interest		4	-	-	-
Net profit		181,715	240,414	181,715	240,414
Earnings per share (LTL)	6	0.23	0.30	0.23	0.30

The accompanying accounting policies and the notes form an integral part of these financial statements.

The accompanying financial statements were approved by the Board of Directors as at 28 February 2002 and signed on their behalf by General Director and Finance Director.

Tapio Paarma
General Director

Jan-Erik Elserius
Finance Director

Balance Sheet

(All amounts are in LTL'000 unless otherwise stated)

	Notes	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
		As at 31 December			
ASSETS					
Non-current assets					
Property, plant and equipment	7	1,542,261	1,598,842	1,397,237	1,455,197
Intangible assets	8	248,210	255,788	224,945	228,572
Prepayments for non-current assets		31	626	31	193
Investments	9	206	13	221,209	209,561
Non-current receivables		46	45	46	40
		1,790,754	1,855,314	1,843,468	1,893,563
Current assets					
Inventories		1,757	12,735	1,627	12,622
Assets held for sale	10	29,498	-	29,498	-
Receivables, prepayments and accrued revenue	11	238,804	195,456	323,227	259,741
Cash and cash equivalents	12	47,902	43,752	42,861	40,287
		317,961	251,943	397,213	312,650
Total assets		2,108,715	2,107,257	2,240,681	2,206,213
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	13	814,913	814,913	814,913	814,913
Treasury shares		(120,000)	(120,000)	-	-
Reserves	14	81,499	58,881	81,499	58,881
Retained earnings		460,577	419,614	456,477	419,614
		1,236,989	1,173,408	1,352,889	1,293,408
Minority interest		-	-	-	-
Non-current liabilities					
Deferred tax liabilities		136,191	179,443	114,916	145,722
Grants		16,977	19,309	16,977	19,309
Borrowings	16	445,177	425,040	445,177	425,040
		598,345	623,792	577,070	590,071
Current liabilities					
Trade, other payables and accrued liabilities	15	146,230	182,892	177,571	189,569
Borrowings	16	127,151	127,165	133,151	133,165
		273,381	310,057	310,722	322,734
Total equity and liabilities		2,108,715	2,107,257	2,240,681	2,206,213

The accompanying accounting policies and the notes form an integral part of these financial statements.

Statement of Changes in Equity

(All amounts are in LTL'000 unless otherwise stated)

GROUP	Notes	Share capital	Treasury shares	Capital reserve	Legal reserve	Retained earnings	Total
Balance at 1 January 2000	13,14	814,913	-	7,048	58,881	172,152	1,052,994
Acquisition of own shares		-	(120,000)	-	-	-	(120,000)
Transfer within reserves		-	-	(7,048)	-	7,048	-
Net profit		-	-	-	-	240,414	240,414
Balance at 31 December 2000		814,913	(120,000)	-	58,881	419,614	1,173,408
Balance at 1 January 2001	13,14	814,913	(120,000)	-	58,881	419,614	1,173,408
Transfer to reserves		-	-	-	22,618	(22,618)	-
Dividends for 2000		-	-	-	-	(118,134)	(118,134)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	(120,000)	-	81,499	460,577	1,236,989

PARENT	Notes	Share capital	Treasury shares	Capital reserve	Legal reserve	Retained earnings	Total
Balance at 1 January 2000	13,14	814,913	-	7,048	58,881	172,152	1,052,994
Transfer within reserves		-	-	(7,048)	-	7,048	-
Net profit		-	-	-	-	240,414	240,414
Balance at 31 December 2000		814,913	-	-	58,881	419,614	1,293,408
Balance at 1 January 2001	13,14	814,913	-	-	58,881	419,614	1,293,408
Transfer to reserves		-	-	-	22,618	(22,618)	-
Dividends for 2000		-	-	-	-	(122,234)	(122,234)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	-	-	81,499	456,477	1,352,889

The accompanying accounting policies and the notes form an integral part of these financial statements.

Cash Flow Statement

(All amounts are in LTL'000 unless otherwise stated)

	Notes	Year ended 31 December			
		GROUP		PARENT	
		2001	2000	2001	2000
Operating activities					
Net profit for period		181,715	240,414	181,715	240,414
Depreciation and amortisation and impairment charge		381,567	321,453	367,557	312,254
Change in deferred tax		(43,048)	92,602	(43,048)	92,602
Result of equity method accounting for investment in subsidiaries	9	-	-	(2,423)	(148,218)
Write-off of fixed assets and provision for slow-mowing inventory		12,126	22,295	12,121	22,165
Provision and write off of doubtful accounts receivable		16,356	6,698	16,266	6,137
Change in restructuring provision		5,391	-	8,300	-
Elimination of gain on sale of investments	3	(2,857)	(168,585)	-	(9,647)
Elimination of gain on sale of property, plant and equipment and intangible assets		(1,559)	(10,697)	(1,364)	(10,935)
Currency exchange gain on borrowings, net		(1,841)	(7,792)	(1,841)	(7,792)
Interest income	4	(3,578)	(8,490)	(3,578)	(6,249)
Interest expenses	4	46,765	55,645	46,765	56,027
Changes in working capital:					
Inventories		9,978	9,793	9,995	9,426
Trade and other accounts receivable		(59,109)	35,402	(72,258)	39,624
Trade and other accounts payable and deferred revenue		(53,361)	(14,340)	(31,421)	(14,433)
Cash generated from operations		488,545	574,398	486,786	581,375
Interest paid		(37,993)	(58,088)	(37,993)	(58,469)
Net cash from operating activities		450,552	516,310	448,793	522,906
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets	7,8	(367,333)	(522,706)	(349,152)	(440,363)
Proceeds from sales of PPE		10,858	18,239	7,622	83,129
Disposal of investments	3	2,857	213,575	-	12,082
Establishment of subsidiary and acquisition of associate's shares	9	(192)	-	(660)	-
Loans granted to subsidiaries		-	-	(7,337)	(76,083)
Interest received		3,578	8,490	3,578	6,249
Dividends received		-	625	-	625
Net cash from investing activities		(350,232)	(281,777)	(345,949)	(414,361)

Cash Flow Statement (Continued)

(All amounts are in LTL'000 unless otherwise stated)

		Year ended 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
Financing activities					
Proceeds from issue of bonds		150,000	12,000	150,000	12,000
Proceeds from long-term debt		39,842	270,786	39,842	270,786
Proceeds from short-term debt		-	-	-	6,000
Repayment of long-term debt		(167,878)	(260,682)	(167,878)	(260,682)
Repayment of short-term debt		-	(40,000)	-	(40,000)
Acquisition of own shares		-	(120,000)	-	-
Dividends paid		(118,134)	(71,209)	(122,234)	(71,209)
Net cash from financing activities		(96,170)	(209,105)	(100,270)	(83,105)
Increase in cash and cash equivalents		4,150	25,428	2,574	25,440
Movement in cash and cash equivalents					
At start of the period	12	43,752	18,324	40,287	14,847
Increase		4,150	25,428	2,574	25,440
At end of the period	12	47,902	43,752	42,861	40,287

The accompanying accounting policies and the notes form an integral part of these financial statements.

AB Lietuvos Telekomas (hereinafter – "the Parent company") was registered as a joint stock company on 16 June 1997. The Parent company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows:

Savanorių Ave. 28, LT-2600 Vilnius, Lithuania

The Parent company's shares are traded on the Lithuanian National Stock Exchange as from 12 June 2000, and Global Depository Receipts, representing Parent company's shares, are traded on London Stock Exchange.

The shareholders' structure of the Parent company as at 31 December 2001 is as follows:

	Number of shares	%
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	81,771,702	10.03
UAB Lintkom	38,095,242	4.67
Other foreign and domestic shareholders	206,098,160	25.30
	814,912,760	100.00

The Parent company's principal activity is provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The consolidated Group (hereinafter – "the Group"), consists of the Parent company and its six subsidiaries and one sub-subsidiary. The Parent company has also invested into one associated entity.

The subsidiaries included in the Group's consolidated financial statements are indicated below:

Subsidiary/ associate	Country of incorporation	Year of establishment/ acquisition	Group's share, %	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	1999	100	Acts on behalf of the Parent company in selling internet and other data communication services and integrated business solutions to major business customers of the Parent company.
UAB Lintel	Lithuania	1998	100	Provider of 118 call centre and telemarketing services. UAB Lintel took over part of the Parent company's property management. UAB Lintel has a 100% subsidiary UAB Lintkom, established for the purpose of acquiring the Parent company's shares in the public offering.
UAB Comliet	Lithuania	1999	100	As from 1 January 2001 the core activity of this subsidiary is design and construction of telecommunication objects. The subsidiary also maintains and operates its NMT 450 mobile network, however, it's activities as a mobile operator are limited to the provision of mobile cellular services to Lietuvos Telekomas Group and the users of NMT network services from abroad.
UAB Voicecom	Lithuania	2001	60	The subsidiary is operating under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.

UAB Verslo portalas	Lithuania	2001	30	This associated entity is engaged in development of business-to-business portal verslas.com.
UAB Baltijos informacinių duomenų valdymo centras	Lithuania	2001	100	The Parent company's Information Services Department was reorganised into a subsidiary. The subsidiary will provide information technologies services to the Group and third parties.
VšĮ Lietuvos telekomo sporto klubas	Lithuania	1998	100	Provides sports club services and supports women basketball team.

The average number of staff employed by the Group during the current year totalled 5,920 (2000: 6,687).

Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

A Basis of preparation

The financial statements are prepared in accordance with International Accounting Standards except for certain disclosures required by IAS and for the accounting policies relating to those property, plant and equipment items that have been indexed during the third and fourth indexation in 1994 and 1995 respectively. The financial statements are prepared under the historical cost convention, as modified by the indexation part of property, plant and equipment.

The amounts shown in these financial statements are presented in the local currency, Litas (LTL).

The exchange rate of the Litas was fixed to the US Dollar throughout the year at a rate of 4 LTL = 1 USD. On 1 February 2002, LTL was fixed to Euro at a rate 3.4528 LTL = 1 Euro.

B Consolidation

(1) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

(2) Associated undertakings

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20 % and 50 % of voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gain on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill (net of accumulated depreciation) on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

(3) Principles of consolidation

The assets, liabilities and equity of consolidated subsidiaries are added together on a line-by-line basis, eliminating the book value of the related investment against the Group's share of equity.

In the case of subsidiaries not 100% owned, the Group recognises a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

All significant inter-company balances, transactions and unrealised profits and losses are eliminated.

C Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories.

This accounting policy represents a departure from International Accounting Standards, which requires the use of either historical cost as adjusted for hyperinflation through a general price index, or a valuation supported by an independent, qualified valuers.

Indexation rates used for the four revaluations were as follows (depending upon the date of acquisition and type of asset):

Revaluation effective 1 July 1991	2.2 times
Revaluation effective 1 May 1992	2 – 5 times
Revaluation effective 1 May 1994	1.4 – 14 times
Revaluation effective 31 December 1995	1.6 –1.7 times

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 – 50 years
Plant and machinery	5 – 25 years
Switches, lines and related telecommunication equipment	4 – 10 years
Computers	3 years
Motor vehicles	2 – 10 years
Other tangible fixed assets	1 – 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

D Intangible assets

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 – 5 years
Goodwill	5 years
Other intangible fixed assets	5 years

Where an indication of impairment exists, the carrying amount of any intangible asset including goodwill is assessed and written down immediately to its recoverable amount.

E Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate undertaking at the date of acquisition. Goodwill is amortised using the straight-line method over the economic useful life (which is 5 years).

F Investments in subsidiaries

Investments in subsidiaries that are included in the separate financial statements of the Parent company are accounted for using equity method. Equity accounting involves recognising in the income statement the Parent company's share of the subsidiaries' results for the period. If under equity method, the Parent company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Parent company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within share of net result before tax of a subsidiary in the income statement.

G Investments in associated undertakings

Investments in associated undertakings that are included in the separate financial statements of the Parent company are accounted for using the equity method.

H Accounting for leases - where Group is the lessee

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

I Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises price and other taxes (other than those subsequently recoverable by the Group from the tax authorities), and transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

J Receivables

Receivables are carried at anticipated realisable value. Receivables are reduced to their recoverable amount, being the present value of expected cash flows. This estimate is made based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

K Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments.

L Treasury shares

Acquisition cost of treasury shares is deducted from equity. Consideration paid for equity share capital including any attributable transaction costs is deducted from shareholders' equity.

M Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowing costs are recognised as an expense in the period in which they are incurred.

N Deferred profit tax

Deferred profit tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred profit tax. In 2001, the corporate profit tax law was amended with an effect of reduced corporate profit tax rate from 24 % to 15 % as from 1 January 2002.

A deferred tax asset is recognised for all deductible temporary differences to the extent that is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax assets and liabilities are offset only where IAS 12 allows this treatment.

O Grants

Grants received relating to the acquisition of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

Revenue related grants are recognised as income in the period when specific subsidised expenditure is incurred (the grant used).

P Provisions

Provisions are recognised when the Group has a present obligation which will require an outflow of resources to settle the obligation and a reliable estimate of the amount of the obligation can be made.

A restructuring provision cost is recognised only when the Group has detailed formal plan for restructuring and this plan is approved by the Board of Directors of the Parent company and it's main features are announced to those affected by this plan.

Q Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

Residential sector subscribers are invoiced every second month. The uninvoiced part of revenue is accrued for based on billing system data.

Service activation fees are recognised as income and related costs are expensed at the moment of services activation.

Revenue from sales of telecommunication equipment and accessories in the specialised shops is recognised at the time of sale.

R Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

S Foreign currencies

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions: gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Such balances are translated at period-end exchange rates.

T Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 1). The main Group's operations are related to one geographical segment.

U Corresponding figures

Where necessary, the corresponding figures have been reclassified to conform with changes in presentation of the current year financial statements.

V Financial instruments

The Group adopted IAS 39 - Financial Instruments: Recognition and Measurement and IAS 40 - Investment Property on 1 January 2001. The adoption of above mentioned standards did not have a significant effect on these financial statements.

Financial Risk Management

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group.

Risk management is carried out by a central treasury department under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to EUR, USD, SDR. Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. During the year ended 31 December 2001 the Group did not employ any financial derivatives. In February 2002, to minimise foreign exchange risk related to pegging of LTL to EUR the Group has entered into several swap contracts.

Credit risk

The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk

The Company is exposed to changes in interest rates. The impact of rate changes is assessed and possible actions are considered by the management on a regular basis.

Fair value estimation

The face values less any estimated credit adjustments for financial assets and liabilities are assumed to approximate their fair values.

Notes to the Financial Statements

1 Revenues

	GROUP		PARENT	
	2001	**2000**	**2001**	**2000**
Fixed telephony services:				
Subscription, installation and other charges	220,765	244,835	220,875	244,835
Domestic traffic	477,712	431,664	477,423	431,653
International traffic	81,834	104,916	81,845	104,916
Payphones	24,424	27,589	24,424	27,589
	804,735	809,004	804,567	808,993
Wholesales revenue	137,780	119,955	137,930	121,018
Internet and other data communication revenue	67,996	40,315	66,136	34,027
Leased lines revenue	25,285	20,454	26,367	21,637
Equipment sales and other revenue	22,670	48,849	26,613	51,275
	253,731	229,573	257,046	227,957
	1,058,466	1,038,577	1,061,613	1,036,950

2 Expenses

	GROUP		PARENT	
	2001	2000	2001	2000
Employee related expenses	191,504	202,853	178,706	183,560
Interconnection expenses	115,342	107,468	115,384	108,470
Other operating expenses	187,248	204,635	216,675	216,981
	494,094	514,956	510,765	509,011

3 Gain on sale of investments

In May 2001, the Group sold Lithuanian Government long term bonds for kLTL 2,857. The bonds' acquisition cost was fully provided for in previous period Group's accounts therefore the gain amounting to kLTL 2,857 was recognised in the current year accounts.

In January 2000, the Group sold it's stake in UAB Bitė GSM to Tele Danmark A/S for a consideration of kLTL 200,000, on which a realised profit of kLTL 158,802 was recognised.

In February 2000, the Group sold it's stake in UAB Mokėjimų kortelių sistemos for a consideration of kLTL 1,496, on which a realised profit of kLTL 136 was recognised.

In November 2000, the Parent sold shares of AB Vilniaus Bankas for a consideration of kLTL 12,045, on which a realised profit of kLTL 9,647 was recognised.

4 Finance costs-net

	GROUP		PARENT	
	2001	2000	2001	2000
Interest income	3,578	8,490	3,578	6,249
Penalties received	154	1,465	154	1,465
Other financial income	69	123	43	120
	3,801	10,078	3,775	7,834
Net foreign exchange transaction gains	85	9,494	62	9,323
Interest expense	(46,765)	(55,645)	(46,765)	(56,027)
Other financial expenses	(4,120)	(1,662)	(4,119)	(1,662)
	(46,999)	(37,735)	(47,047)	(40,532)

5 Profit tax

	GROUP		PARENT	
	2001	2000	2001	2000
Profit before tax	138,663	333,018	138,667	333,018
Permanent differences	21,983	60,976	20,242	(88,071)
	21,983	60,976	20,242	(88,071)
Temporary differences:				
Investment relief	(342,285)	(566,581)	(328,975)	(419,358)
Depreciation of property, plant and equipment, for which relief was applied	158,876	125,475	146,902	122,521
Other	56,706	83,621	62,436	83,621
	(126,703)	(357,485)	(119,637)	(213,216)

5 Profit tax (continued)

	GROUP		PARENT	
	2001	2000	2001	2000
Utilisation of tax loss	(40,089)	(36,509)	(39,372)	(31,731)
Taxable loss for the period	(4,517)	(5,538)	-	-
Taxable profit relating to subsidiaries	854	8	-	-
Taxable loss brought forward	137,874	168,845	126,590	158,321
Increase (decrease) in taxable loss	(35,572)	(30,971)	(39,272)	(31,731)
Taxable loss carried forward	102,302	137,874	87,318	126,590
Current tax calculated at 24% rate	205	2	-	-
Change in deferred tax	(43,253)	92,602	(30,806)	58,787
Share of profit tax of subsidiaries	-	-	(12,242)	33,817
	(43,048)	92,604	(43,048)	92,604
Movement on the deferred tax account				
At beginning of the period at 24% rate	179,443	86,841	145,722	86,935
Change in deferred tax at 24 % rate	38,464	92,602	38,144	58,787
Recalculation of deferred tax at 15% rate	(81,716)	-	(68,950)	-
At end of the period	136,191	179,443	114,916	145,722
Analysis of deferred tax assets and liabilities				
Deferred tax liability, relating to:				
Investment relief	208,073	278,547	185,153	242,897
Other	1,332	3,648	1,330	3,648
	209,405	282,195	186,483	246,545
Deferred tax asset, relating to:				
Taxable losses carry forward	14,642	32,753	13,098	30,382
Difference between tax allowances and IAS depreciation rates	53,362	65,845	53,362	65,845
Other	5,210	4,154	5,107	4,596
	73,214	102,752	71,567	100,823
Deferred tax liability, net	136,191	179,443	114,916	145,722

The Parent company's tax loss carried forward expires in 2004. The Group's tax loss carried forward expires as follows: kLTL 4,647, kLTL 87,601, kLTL 5,538 and kLTL 4,516 in 2003, 2004, 2005 and 2006 respectively.

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share. Weighted average number of shares in issue (thousands) for year ended 31 December 2001: 814,913 (ordinary shares) - 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2000 was -793,830 (814,913 for 163 days and 776,818 for 202 days).

	GROUP	
	2001	2000
Net profit attributable to shareholders	181,715	240,414
Weighted average number of ordinary shares in issue (thousands)	776,818	793,830
Basic earnings per share (LTL)	0.23	0.30

7 Property, plant and equipment

GROUP	Land and buildings	Plant and machinery	Other tangible fixed assets	Construction in progress	Total
Period ended 31 December 2001					
Opening net book amount	245,622	1,210,099	74,797	68,324	1,598,842
Additions	648	9,719	1,920	298,234	310,521
Disposals and write-offs	(3,194)	(14,654)	(1,534)	(1,151)	(20,533)
Reclassifications	(1,028)	302	726	-	-
Transfers to assets held for sale	(47,325)	(1,706)	(322)	-	(49,353)
Transfers to intangible assets	-	(102)	(89)	-	(191)
Transfers from construction in progress	18,016	282,425	14,727	(315,168)	-
Restatement of impairment charge	-	541	-	-	541
Impairment charge	-	(106)	-	-	(106)
Depreciation charge	(10,198)	(264,140)	(23,122)	-	(297,460)
Closing net book amount	202,541	1,222,378	67,103	50,239	1,542,261
At 31 December 2001					
Cost or indexed cost	242,390	2,254,887	143,990	50,239	2,691,506
Accumulated depreciation	(39,849)	(1,032,509)	(76,887)	-	(1,149,245)
Net book amount	202,541	1,222,378	67,103	50,239	1,542,261

PARENT	Land and buildings	Plant and machinery	Other tangible fixed assets	Construction in progress	Total
Period ended 31 December 2001					
Opening net book amount	134,429	1,188,067	64,380	68,321	1,455,197
Additions	648	7,480	271	287,377	295,776
Disposals and write-offs	(3,194)	(12,230)	(1,521)	-	(16,945)
Reclassifications	(78)	75	3	-	-
Transfers to assets held for sale	(47,325)	(1,706)	(322)	-	(49,353)
Transfers to intangible assets	-	(102)	(89)	-	(191)
Transfers from construction in progress	12,614	281,259	11,586	(305,459)	-
Depreciation charge	(7,312)	(258,812)	(21,123)	-	(287,247)
Closing net book amount	89,782	1,204,031	53,185	50,239	1,397,237
At 31 December 2001					
Cost or indexed cost	125,800	2,226,637	126,346	50,239	2,529,022
Accumulated depreciation	(36,018)	(1,022,606)	(73,161)	-	(1,131,785)
Net book amount	89,782	1,204,031	53,185	50,239	1,397,237

7 Property, plant and equipment (continued)

Leased assets included above, where the Group is a lessee under a finance leases comprise:

	GROUP		PARENT	
	2001	2000	2001	2000
Cost - capitalised finance leases	-	22,601	-	22,601
Accumulated depreciation	-	(10,576)	-	(10,576)
Closing net book amount	-	12,025	-	12,025

The Parent company has revalued its tangible fixed assets four times prior to 1 January 1996. The two first indexations were of a minor nature, therefore below is presented only the effect of the two last indexations performed applying revaluation indexes presented in Note C of the accounting policies.

	Indexation increase in:		
	Acquisition cost	Accumulated depreciation	Net book value
Third indexation	616,951	(215,576)	401,375
Fourth indexation	365,185	(155,899)	209,286
Total effect of indexations	982,136	(371,475)	610,661

The effect of all four indexations has been included in share capital. As a result of the indexations tangible fixed assets are not stated at either historical cost or fair value as required by International Accounting Standards.

8 Intangible assets

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Period ended 31 December 2001						
Opening net book amount	1,760	229,812	12,009	5,975	6,232	255,788
Additions	-	3,039	458	73	53,242	56,812
Disposals and write-offs	-	(434)	-	-	-	(434)
Reclassifications	-	31	-	(31)	-	-
Transfers from tangible assets	-	181	-	10	-	191
Transfers from assets in the course of construction	-	53,952	-	1,811	(55,763)	-
Amortisation charge	(258)	(58,519)	(3,696)	(1,674)	-	(64,147)
Closing net book amount	1,502	228,062	8,771	6,164	3,711	248,210
At 31 December 2001						
Cost	2,575	324,116	18,934	8,947	3,711	358,283
Accumulated amortisation	(1,073)	(96,054)	(10,163)	(2,783)	-	(110,073)
Net book amount	1,502	228,062	8,771	6,164	3,711	248,210

The Parent company holds a licence for provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to kLTL 1,691 and accumulated amortisation to kLTL 705 as at 31 December 2001. The licence is amortised over a period of 10 years on a straight-line basis.

The subsidiary UAB Comliet holds the licence granted on 31 October 1997 for provision of NMT 450 mobile cellular services in Lithuania. The licence is valid till 31 October 2007. Due to the changes in UAB Comliet activities, NMT 450 mobile cellular services are provided only to the Group and to the Lithuania countryside. The cost of the licence amounted to kLTL 884 and accumulated amortisation to kLTL 368 as at 31 December 2001. The licence is amortised over a period of 10 years on a straight-line basis.

PARENT	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Period ended 31 December 2001					
Opening net book amount	1,156	215,878	5,306	6,232	228,572
Additions	-	107	27	53,242	53,376
Disposals and write-offs	-	(434)	-	-	(434)
Reclassifications	-	31	(31)	-	-
Transfers from tangible assets	-	181	10	-	191
Transfers from assets in the course of construction	-	53,952	1,811	(55,763)	-
Amortisation charge	(170)	(55,256)	(1,334)	-	(56,760)
Closing net book amount	986	214,459	5,789	3,711	224,945
At 31 December 2001					
Cost	1,691	305,824	8,241	3,711	319,467
Accumulated amortisation	(705)	(91,365)	(2,452)	-	(94,522)
Net book amount	986	214,459	5,789	3,711	224,945

9 Investments

	PARENT	
	2001	**2000**
At the beginning of year	209,561	99,205
Establishment, acquisition of subsidiaries and associate	660	100
Goodwill amortisation	(3,696)	(3,696)
Share of results of subsidiaries before tax	2,423	148,218
Share of tax of subsidiaries	12,242	(33,817)
Share of results of subsidiaries after tax	14,665	114,401
Other movements	19	(449)
	221,209	209,561

In 2001 the Parent company acquired 30 % of shares in UAB Verslo portalas and established a subsidiary UAB Baltijos informacinių duomenų valdymo centras.

10 Assets held for sale

	GROUP		PARENT	
	2001	2000	2001	2000
Assets held for sale	49,353	-	49,353	-
Impairment charge	(19,855)	-	(19,855)	-
	29,498	-	29,498	-

Assets held for sale represents buildings of AB Lietuvos Telekomas not used in the Group's activities which are planned to be sold. These assets were reclassified from property, plant and equipment at their carrying value at the end of 2001. An annual review for impairment revealed significant difference between carrying value of these assets and estimated net selling price. Based on the above-mentioned review, the management of the Parent company decided to recognise an impairment charge in 2001 of kLTL 19,855.

11 Receivables, prepayments and accrued revenue

	GROUP		PARENT	
	2001	2000	2001	2000
Gross trade receivables from business and residents	140,694	99,150	146,857	97,339
Provision for doubtful receivables	(23,794)	(13,090)	(23,364)	(11,960)
Loans to subsidiary undertakings	-	-	83,420	76,083
Accrued revenues (residential sector and interconnection)	103,682	74,471	103,682	74,471
Prepaid expenses and other receivables	18,222	34,925	12,632	23,808
	238,804	195,456	323,227	259,741

The main amount included in loan to subsidiaries include an interest free loan provided by the Parent company to UAB Lintel of kLTL 82,500. This amount represents the used portion of the credit facility totalling to kLTL 105,000.

12 Cash and cash equivalents

	GROUP		PARENT	
	2001	2000	2001	2000
Cash in hand and at bank	45,531	41,608	40,490	38,143
Restricted cash	2,371	2,144	2,371	2,144
	47,902	43,752	42,861	40,287

Restricted cash includes short-term deposits in AB Vilniaus Bankas and AB Hansa-LTB amounting to kLTL 2,371 (2000: kLTL 2,144) in relation to loans granted by the above banks to the Group's employees to finance purchase or reconstruction of private apartments.

13 Share capital

Authorised share capital comprises 814,912,759 ordinary shares and 1 special share of LTL 1 par value each. All shares are fully paid. There were no changes in share capital during 2001.

According to the agreement signed by the State Property Fund, the Parent company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000, effective after the ownership percentage of the State Property Fund in the Parent company became less than 25%. The State Property Fund will retain special rights attached to this share and outlined in the Parent company's By-laws until 1 January 2003. The rights assigned to the special share are as follows:

- veto right for decisions in respect of the status of the special share, suspension of the activity of the Parent company, reorganisation and liquidation of the Parent company;
- right to express it's opinion on any issue discussed at the General Meeting of Shareholders;
- right to call a General Meeting of Shareholders and propose issues to be discussed therein.

14 Reserves

Legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfers of 5% of distributable profits calculated in accordance with Lithuanian regulatory legislation on accounting are compulsory until the reserve reaches 10% of the share capital.

The capital reserve represented a temporary reserve for share capital increase that was applicable when the Government of the Republic of Lithuania had a controlling interest in the Parent company. In 2000 the Parent company decided to transfer this reserve to retained earnings as there is no further intention to use this reserve for its initial purpose.

15 Trade, other payables and accrued liabilities

	GROUP		PARENT	
	2001	**2000**	**2001**	**2000**
Trade payables	59,782	110,271	93,265	121,971
Taxes, salaries and social security payable	16,279	17,011	14,180	15,714
Accrued liabilities and provisions	65,551	43,746	65,595	43,404
Other payables	4,618	11,864	4,531	8,480
	146,230	182,892	177,571	189,569

As at 31 December 2000 the Parent company formed an accrual for restructuring amounting to kLTL 2,000. The whole amount of the accrual was utilised for redundancy payments in 2001.

In 2001 the Parent company approved and announced the plan for restructuring of Customer Service, Network, Services Implementation and Maintenance Departments. As at 31 December 2001 the Parent company formed an accrual relating to redundancy costs totalling kLTL 10,300 in respect of the above-mentioned restructuring. The provision is expected to be fully utilised during 2002.

16 Borrowings

	GROUP		PARENT	
	2001	**2000**	**2001**	**2000**
Current				
Current portion of long-term bank borrowings	127,151	123,114	127,151	123,114
Loan from subsidiary	-	-	6,000	6,000
Finance lease liabilities	-	4,051	-	4,051
	127,151	127,165	133,151	133,165
Non-current				
Long-term bank borrowings	283,177	413,040	283,177	413,040
Bonds	162,000	12,000	162,000	12,000
	445,177	425,040	445,177	425,040
Total borrowings	572,328	552,205	578,328	558,205

The outstanding loans of the Group as at 31 December 2001 can be specified as follows:

Lending agency	**Original currency**	**Year of maturity (final instalment)**	**Balance as at 31 December 2001**
Swedbank	USD	2004	197,231
Nordic Investment Bank	USD	2004	61,000
EBRD	USD	2006	50,000
AB Vilniaus Bankas	LTL	2003	49,800
AB Vilniaus Bankas	LTL	2003	39,843
Ericsson	DEM	2004	6,306
AB Vilniaus Bankas	DKK	2005	4,004
DBTG	DKK	2002	1,423
GVD Rahoitus	DEM	2002	721
Bonds	LTL	2010	12,000
Bonds	LTL	2004	150,000
			572,328

UAB Lietuvos Telekomo Verslo Sprendimai granted an interest free loan of kLTL 6,000 to the Parent company. The loan is to be repaid by 2 April 2002.

On 19 March 2001 the Parent company issued Litas notes at a fixed rates of 10.15 % maturing in 2004 for the total amount of kLTL 150,000.

The bank borrowings of kLTL 54,004 (2000: kLTL 90,150) are received with the Lithuanian Government's guarantee.

As at 1 February 2002, Lithuania changed pegging of its national currency Litas from US dollar to Euro. As from 2 February 2002 Litas is pegged to Euro at a fixed rate as follows: 1 Euro=3.4528 Litas. To minimise the currency risk with respect to the borrowings, which are mainly denominated in US dollars, as at 1 February 2002 AB Lietuvos Telekomas has entered into several swap contracts. According to these contracts denomination of AB Lietuvos Telekomas borrowings in US dollar was swapped to Euro.

17 Contingencies and commitments

Plans for network development

Mandated by the Law on Telecommunications, AB Lietuvos Telekomas has the exclusive right to provide fixed telephony services until the end of 2002. In order to prepare itself to meet the increasing market demands and the competition at that date, the Parent company has developed numerous plans for the development and reconstruction of the network.

Numerous projects are expected to start in 2002. The total estimated amount of investments planned for the year 2002 is almost kLTL 340,000, the majority of which are intended to be used for public service telephone network improvement and data transmission and internet related projects. Part of these investments will be used for implementation of National Telephone Numbering Plan approved by Lithuanian Government.

Buyback of telecom networks

The Law of Telecommunications dated 9 June 1998, article 16.9, states that AB Lietuvos Telekomas shall buy back telecom networks constructed at the customer's expense during the period 1970 to 2000. As at 31 December 2001 based on buy-back applications received, the Parent company had paid out approximately kLTL 18,000 of buy-back fees. As at 6 January 2000 the Government of the Republic of Lithuania approved the order on buy back of telecom networks, by which it committed itself to subsidise up to kLTL 10,000 of the total applications amount.

The Government subsidy received is accounted for as deferred revenue and amortised during the useful life of the related telecom networks capitalised during the buyback process.

18 Subsequent events

On 3 January 2002 the Parent company and TietoEnator have signed a Memorandum of Understanding regarding co-operation in creating an IT services company to provide services in Lithuania and in the region. The new subsidiary, which will be based on AB Lietuvos Telekomas' information system department of close to 200 employees, will provide comprehensive services to the Group and also to other corporate customers.

In February 2002, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, decided to establish a representative office in Riga, Latvia.

AB LIETUVOS TELEKOMAS

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2001

CONTENTS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT-2009 Vilnius
Lithuania
Telephone +370 (2) 392 300
Facsimile +370 (2) 392 301
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Parent company") and its consolidated subsidiaries ("the Group") as at 31 December 2001 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 27 are the responsibility of Parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In accordance with resolutions of the Government of the Republic of Lithuania, the Parent company's property, plant and equipment have been revalued four times during the period from 1 July 1991 to 31 December 1995. The first two indexations were of minor nature, however, the cumulative increase of the two last indexations in the net book value of property, plant and equipment was kLTL 610,661. According to International Accounting Standards No 16, No 29 and No 36, property, plant and equipment should be accounted for at cost less accumulated depreciation and any impairment losses or at revalued amount (as determined by professionally qualified valuers) or adjusted for the effects of hyperinflation through the use of a general price index. In our opinion the Parent company should have used one of these methods to value its property, plant and equipment. There were no practical audit procedures that we could apply to enable us to confirm the value of such property, plant and equipment in the balance sheet as at 31 December 2001 and 31 December 2000.

4. In our opinion, except for the possible effect of the matter described in paragraph 3 the financial statements give a true and fair view of the financial position of the Parent company and the Group as at 31 December 2001 and of the results of the Parent company's and the Group's operations and cash flows for the year then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers UAB

PricewaterhouseCoopers UAB

Vilnius, 6 March 2002

(All amounts are in LTL '000 unless otherwise stated)

INCOME STATEMENT

		Year ended 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
Revenues	1	1,058,466	1,038,577	1,061,613	1,036,950
Expenses	2	(494,094)	(514,956)	(510,765)	(509,011)
Earnings before interest, taxes, depreciation and amortisation		564,372	523,621	550,848	527,939
Depreciation, amortisation and impairment charge		(381,567)	(321,453)	(367,557)	(312,254)
Gain on sale of investments	3	2,857	168,585	-	9,647
Operating profit		185,662	370,753	183,291	225,332
Finance costs, net	4	(46,999)	(37,735)	(47,047)	(40,532)
Share of result of subsidiaries before tax	9	-	-	2,423	148,218
Profit before tax		138,663	333,018	138,667	333,018
Profit tax	5	43,048	(92,604)	43,048	(92,604)
Group profit before minority interest		181,711	240,414	181,715	240,414
Minority interest		4	-	-	-
Net profit		181,715	240,414	181,715	240,414
Earnings per share (LTL)	6	0.23	0.30	0.23	0.30

The accounting policies and the notes on pages 9 to 27 form an integral part of these financial statements.

The financial statements on pages 4 to 27 were approved by the Board of Directors as at 28 February 2002 and signed on their behalf by General Director and Finance Director:

Tapio Paarma
General Director

Jan-Erik Elserius
Finance Director

(All amounts are in LTL '000 unless otherwise stated)

BALANCE SHEET

		As at 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
ASSETS					
Non-current assets					
Property, plant and equipment	7	1,542,261	1,598,842	1,397,237	1,455,197
Intangible assets	8	248,210	255,788	224,945	228,572
Prepayments for non-current assets		31	626	31	193
Investments	9	206	13	221,209	209,561
Non-current receivables		46	45	46	40
		1,790,754	1,855,314	1,843,468	1,893,563
Current assets					
Inventories		1,757	12,735	1,627	12,622
Assets held for sale	10	29,498	-	29,498	-
Receivables, prepayments and accrued revenue	11	238,804	195,456	323,227	259,741
Cash and cash equivalents	12	47,902	43,752	42,861	40,287
		317,961	251,943	397,213	312,650
Total assets		2,108,715	2,107,257	2,240,681	2,206,213
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	13	814,913	814,913	814,913	814,913
Treasury shares		(120,000)	(120,000)	-	-
Reserves	14	81,499	58,881	81,499	58,881
Retained earnings		460,577	419,614	456,477	419,614
		1,236,989	1,173,408	1,352,889	1,293,408
Minority interest		-	-	-	-
Non-current liabilities					
Deferred tax liabilities		136,191	179,443	114,916	145,722
Grants		16,977	19,309	16,977	19,309
Borrowings	16	445,177	425,040	445,177	425,040
		598,345	623,792	577,070	590,071
Current liabilities					
Trade, other payables and accrued liabilities	15	146,230	182,892	177,571	189,569
Borrowings	16	127,151	127,165	133,151	133,165
		273,381	310,057	310,722	322,734
Total equity and liabilities		2,108,715	2,107,257	2,240,681	2,206,213

The accounting policies and the notes on pages 9 to 27 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

STATEMENT OF CHANGES IN EQUITY

GROUP	Notes	Share capital	Treasury shares	Capital reserve	Legal reserve	Retained earnings	Total
Balance at 1 January 2000	13,14	814,913	-	7,048	58,881	172,152	1,052,994
Acquisition of own shares		-	(120,000)	-	-	-	(120,000)
Transfer within reserves		-	-	(7,048)	-	7,048	-
Net profit		-	-	-	-	240,414	240,414
Balance at 31 December 2000		814,913	(120,000)	-	58,881	419,614	1,173,408
Balance at 1 January 2001	13,14	814,913	(120,000)	-	58,881	419,614	1,173,408
Transfer to reserves		-	-	-	22,618	(22,618)	-
Dividends for 2000		-	-	-	-	(118,134)	(118,134)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	(120,000)	-	81,499	460,577	1,236,989

PARENT	Notes	Share capital	Treasury shares	Capital reserve	Legal reserve	Retained earnings	Total
Balance at 1 January 2000	13,14	814,913	-	7,048	58,881	172,152	1,052,994
Transfer within reserves		-	-	(7,048)	-	7,048	-
Net profit		-	-	-	-	240,414	240,414
Balance at 31 December 2000		814,913	-	-	58,881	419,614	1,293,408
Balance at 1 January 2001	13,14	814,913	-	-	58,881	419,614	1,293,408
Transfer to reserves		-	-	-	22,618	(22,618)	-
Dividends for 2000		-	-	-	-	(122,234)	(122,234)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	-	-	81,499	456,477	1,352,889

The accounting policies and the notes on pages 9 to 27 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT

		Year ended 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
Operating activities					
Net profit for period		181,715	240,414	181,715	240,414
Depreciation and amortisation and impairment charge		381,567	321,453	367,557	312,254
Change in deferred tax		(43,048)	92,602	(43,048)	92,602
Result of equity method accounting for investment in subsidiaries	9	-	-	(2,423)	(148,218)
Write-off of fixed assets and provision for slow-mowing inventory		12,126	22,295	12,121	22,165
Provision and write off of doubtful accounts receivable		16,356	6,698	16,266	6,137
Change in restructuring provision		5,391	-	8,300	-
Elimination of gain on sale of investments	3	(2,857)	(168,585)	-	(9,647)
Elimination of gain on sale of property, plant and equipment and intangible assets		(1,559)	(10,697)	(1,364)	(10,935)
Currency exchange gain on borrowings, net		(1,841)	(7,792)	(1,841)	(7,792)
Interest income	4	(3,578)	(8,490)	(3,578)	(6,249)
Interest expenses	4	46,765	55,645	46,765	56,027
Changes in working capital:					
Inventories		9,978	9,793	9,995	9,426
Trade and other accounts receivable		(59,109)	35,402	(72,258)	39,624
Trade and other accounts payable and deferred revenue		(53,361)	(14,340)	(31,421)	(14,433)
Cash generated from operations		488,545	574,398	486,786	581,375
Interest paid		(37,993)	(58,088)	(37,993)	(58,469)
Net cash from operating activities		450,552	516,310	448,793	522,906
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets	7,8	(367,333)	(522,706)	(349,152)	(440,363)
Proceeds from sales of PPE		10,858	18,239	7,622	83,129
Disposal of investments	3	2,857	213,575	-	12,082
Establishment of subsidiary and acquisition of associate's shares	9	(192)	-	(660)	-
Loans granted to subsidiaries		-	-	(7,337)	(76,083)
Interest received		3,578	8,490	3,578	6,249
Dividends received		-	625	-	625
Net cash from investing activities		(350,232)	(281,777)	(345,949)	(414,361)

(All amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT (CONTINUED)

		Year ended 31 December			
		GROUP		PARENT	
	Notes	2001	2000	2001	2000
Financing activities					
Proceeds from issue of bonds		150,000	12,000	150,000	12,000
Proceeds from long-term debt		39,842	270,786	39,842	270,786
Proceeds from short-term debt		-	-	-	6,000
Repayment of long-term debt		(167,878)	(260,682)	(167,878)	(260,682)
Repayment of short-term debt		-	(40,000)	-	(40,000)
Acquisition of own shares		-	(120,000)	-	-
Dividends paid		(118,134)	(71,209)	(122,234)	(71,209)
Net cash from financing activities		(96,170)	(209,105)	(100,270)	(83,105)
Increase in cash and cash equivalents		4,150	25,428	2,574	25,440
Movement in cash and cash equivalents					
At start of the period	12	43,752	18,324	40,287	14,847
Increase		4,150	25,428	2,574	25,440
At end of the period	12	47,902	43,752	42,861	40,287

The accounting policies and the notes on pages 9 to 27 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

GENERAL INFORMATION

AB Lietuvos Telekomas (hereinafter – "the Parent company") was registered as a joint stock company on 16 June 1997. The Parent company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows:

Savanorių Ave. 28
LT-2600 Vilnius
Lithuania

The Parent company's shares are traded on the Lithuanian National Stock Exchange as from 12 June 2000, and Global Depository Receipts, representing Parent company's shares, are traded on London Stock Exchange.

The shareholders' structure of the Parent company as at 31 December 2001 is as follows:

	Number of shares	%
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	81,771,702	10.03
UAB Lintkom	38,095,242	4.67
Other foreign and domestic shareholders	206,098,160	25.30
	814,912,760	100.00

The Parent company's principal activity is provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The consolidated Group (hereinafter – "the Group"), consists of the Parent company and its six subsidiaries and one sub-subsidiary. The Parent company has also invested into one associated entity:

The subsidiaries included in the Group's consolidated financial statements are indicated below:

Subsidiary/associate	*Country of* incorporation	Year of *establishment* /acquisition	Group's share, %	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	1999	100	Acts on behalf of the Parent company in selling internet and other data communication services and integrated business solutions to major business customers of the Parent company.
UAB Lintel	Lithuania	1998	100	Provider of 118 call centre and telemarketing services. UAB Lintel took over part of the Parent company's property management. UAB Lintel has a 100% subsidiary UAB Lintkom, established for the purpose of acquiring the Parent company's shares in the public offering.

Subsidiary/associate	Country of incorporation	Year of establishment /acquisition	Group's share, %	Profile
UAB Comliet	Lithuania	1999	100	As from 1 January 2001 the core activity of this subsidiary is design and construction of telecommunication objects. The subsidiary also maintains and operates its NMT 450 mobile network, however, it's activities as a mobile operator are limited to the provision of mobile cellular services to Lietuvos Telekomas Group and the users of NMT network services from abroad.
UAB Voicecom	Lithuania	2001	60	The subsidiary is operating under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.
UAB Verslo portalas	Lithuania	2001	30	This associated entity is engaged in development of business-to-business portal verslas.com.
UAB Baltijos informacinių duomenų valdymo centras	Lithuania	2001	100	The Parent company's Information Services Department was reorganised into a subsidiary. The subsidiary will provide information technologies services to the Group and third parties.
VšĮ Lietuvos telekomo sporto klubas	Lithuania	1998	100	Provides sports club services and supports women basketball team.

The average number of staff employed by the Group during the current year totalled 5,920 (2000: 6,687).

(All amounts are in LTL '000 unless otherwise stated)

ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

A Basis of preparation

The financial statements are prepared in accordance with International Accounting Standards except for the accounting policies relating to those property, plant and equipment items that have been indexed during the third and fourth indexation in 1994 and 1995 respectively. The financial statements are prepared under the historical cost convention, as modified by the indexation part of property, plant and equipment.

The amounts shown in these financial statements are presented in the local currency, Litas (LTL).

The exchange rate of the Litas was fixed to the US Dollar throughout the year at a rate of 4 LTL = 1 USD. On 1 February 2002, LTL was fixed to Euro at a rate 3.4528 LTL = 1 Euro.

B Consolidation

(1) *Subsidiary undertakings*

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

(2) *Associated undertakings*

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20 % and 50 % of voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gain on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes goodwill (net of accumulated depreciation) on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

(3) *Principles of consolidation*

The assets, liabilities and equity of consolidated subsidiaries are added together on a line-by-line basis, eliminating the book value of the related investment against the Group's share of equity.

In the case of subsidiaries not 100% owned, the Group recognises a minority interest consisting of the portion of net income and net assets attributable to the interest owned by third parties.

All significant inter-company balances, transactions and unrealised profits and losses are eliminated.

C Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories.

This accounting policy represents a departure from International Accounting Standards, which requires the use of either historical cost as adjusted for hyperinflation through a general price index, or a valuation supported by an independent, qualified valuers.

Indexation rates used for the four revaluations were as follows (depending upon the date of acquisition and type of asset):

Revaluation effective 1 July 1991	2.2 times
Revaluation effective 1 May 1992	2 – 5 times
Revaluation effective 1 May 1994	1.4 – 14 times
Revaluation effective 31 December 1995	1.6 –1.7 times

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 – 50 years
Plant and machinery	5 – 25 years
Switches, lines and related telecommunication equipment	4 – 10 years
Computers	3 years
Motor vehicles	2 – 10 years
Other tangible fixed assets	1 – 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

D Intangible assets

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 – 5 years
Goodwill	5 years
Other intangible fixed assets	5 years

Where an indication of impairment exists, the carrying amount of any intangible asset including goodwill is assessed and written down immediately to its recoverable amount.

(All amounts are in LTL '000 unless otherwise stated)

E Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate undertaking at the date of acquisition. Goodwill is amortised using the straight-line method over the economic useful life (which is 5 years).

F Investments in subsidiaries

Investments in subsidiaries that are included in the separate financial statements of the Parent company are accounted for using equity method. Equity accounting involves recognising in the income statement the Parent company's share of the subsidiaries' results for the period. If under equity method, the Parent company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Parent company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within share of net result before tax of a subsidiary in the income statement.

G Investments in associated undertakings

Investments in associated undertakings that are included in the separate financial statements of the Parent company are accounted for using the equity method.

H Accounting for leases – where Group is the lessee

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

I Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises price and other taxes (other than those subsequently recoverable by the Group from the tax authorities), and transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

J Receivables

Receivables are carried at anticipated realisable value. Receivables are reduced to their recoverable amount, being the present value of expected cash flows. This estimate is made based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

K Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments.

L Treasury shares

Acquisition cost of treasury shares is deducted from equity. Consideration paid for equity share capital including any attributable transaction costs is deducted from shareholders' equity.

M Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowing costs are recognised as an expense in the period in which they are incurred.

N Deferred profit tax

Deferred profit tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred profit tax. In 2001, the corporate profit tax law was amended with an effect of reduced corporate profit tax rate from 24 % to 15 % as from 1 January 2002.

A deferred tax asset is recognised for all deductible temporary differences to the extent that is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax assets and liabilities are offset only where IAS 12 allows this treatment.

O Grants

Grants received relating to the acquisition of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

Revenue related grants are recognised as income in the period when specific subsidised expenditure is incurred (the grant used).

P Provisions

Provisions are recognised when the Group has a present obligation which will require an outflow of resources to settle the obligation and a reliable estimate of the amount of the obligation can be made.

A restructuring provision cost is recognised only when the Group has detailed formal plan for restructuring and this plan is approved by the Board of Directors of the Parent company and it's main features are announced to those affected by this plan.

(All amounts are in LTL '000 unless otherwise stated)

Q Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

Residential sector subscribers are invoiced every second month. The uninvoiced part of revenue is accrued for based on billing system data.

Service activation fees are recognised as income and related costs are expensed at the moment of services activation.

Revenue from sales of telecommunication equipment and accessories in the specialised shops is recognised at the time of sale.

R Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

S Foreign currencies

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions: gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Such balances are translated at period-end exchange rates.

T Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 1). The main Group's operations are related to one geographical segment.

U Corresponding figures

Where necessary, the corresponding figures have been reclassified to conform with changes in presentation of the current year financial statements.

V Financial instruments

The Group adopted IAS 39 – Financial Instruments: Recognition and Measurement and IAS 40 – Investment Property on 1 January 2001. The adoption of above mentioned standards did not have a significant effect on these financial statements.

FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group.

Risk management is carried out by a central treasury department under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk
The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to EUR, USD, SDR. Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. During the year ended 31 December 2001 the Group did not employ any financial derivatives. In February 2002, to minimise foreign exchange risk related to pegging of LTL to EUR the Group has entered into several swap contracts.

Credit risk
The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk
The Company is exposed to changes in interest rates. The impact of rate changes is assessed and possible actions are considered by the management on a regular basis.

Fair value estimation
The face values less any estimated credit adjustments for financial assets and liabilities are assumed to approximate their fair values.

(All amounts are in LTL '000 unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENTS

1 Revenues

	GROUP		PARENT	
	2001	2000	2001	2000
Fixed telephony services:				
Subscription, installation and other charges	220,765	244,835	220,875	244,835
Domestic traffic	477,712	431,664	477,423	431,653
International traffic	81,834	104,916	81,845	104,916
Payphones	24,424	27,589	24,424	27,589
	804,735	809,004	804,567	808,993
Interconnection revenue	137,780	119,955	137,930	121,018
Internet and other data communication revenue	67,996	40,315	66,136	34,027
Leased lines revenue	25,285	20,454	26,367	21,637
Equipment sales and other revenue	22,670	48,849	26,613	51,275
	253,731	229,573	257,046	227,957
	1,058,466	1,038,577	1,061,613	1,036,950

2 Expenses

	GROUP		PARENT	
	2001	2000	2001	2000
Employee related expenses	191,504	202,853	178,706	183,560
Interconnection expenses	115,342	107,468	115,384	108,470
Line rent expenses	13,755	11,869	13,619	10,867
Repairs and maintenance expenses	33,353	25,287	27,580	24,193
Rent expenses	5,372	9,011	17,477	11,459
Write-off of fixed and current assets	12,126	22,295	12,121	22,165
Provision for doubtful accounts receivable	16,356	6,698	16,266	6,137
Billing and fees collection expenses	8,048	7,731	8,006	7,482
Tax expenses	10,770	12,903	9,155	10,843
Utilities expenses	16,966	19,597	16,291	19,466
Other expenses	70,502	89,244	96,160	104,369
	494,094	514,956	510,765	509,011

(All amounts are in LTL '000 unless otherwise stated)

3 Gain on sale of investments

In May 2001, the Group sold Lithuanian Government long term bonds for kLTL 2,857. The bonds' acquisition cost was fully provided for in previous period Group's accounts therefore the gain amounting to kLTL 2,857 was recognised in the current year accounts.

In January 2000, the Group sold it's stake in UAB Bitė GSM to Tele Danmark A/S for a consideration of kLTL 200,000, on which a realised profit of kLTL 158,802 was recognised.

In February 2000, the Group sold it's stake in UAB Mokėjimų kortelių sistemos for a consideration of kLTL 1,496, on which a realised profit of kLTL 136 was recognised.

In November 2000, the Parent sold shares of AB Vilniaus Bankas for a consideration of kLTL 12,045, on which a realised profit of kLTL 9,647 was recognised.

4 Finance costs-net

	GROUP		PARENT	
	2001	2000	2001	2000
Interest income	3,578	8,490	3,578	6,249
Penalties received	154	1,465	154	1,465
Other financial income	69	123	43	120
	3,801	10,078	3,775	7,834
Net foreign exchange transaction gains	85	9,494	62	9,323
Interest expense	(46,765)	(55,645)	(46,765)	(56,027)
Other financial expenses	(4,120)	(1,662)	(4,119)	(1,662)
	(46,999)	(37,735)	(47,047)	(40,532)

5 Profit tax

	GROUP		PARENT	
	2001	2000	2001	2000
Profit before tax	138,663	333,018	138,667	333,018
Permanent differences	21,983	60,976	20,242	(88,071)
	21,983	60,976	20,242	(88,071)
Temporary differences:				
Investment relief	(342,285)	(566,581)	(328,975)	(419,358)
Depreciation of property, plant and equipment, for which relief was applied	158,876	125,475	146,902	122,521
Other	56,706	83,621	62,436	83,621
	(126,703)	(357,485)	(119,637)	(213,216)
Utilisation of tax loss	(40,089)	(36,509)	(39,372)	(31,731)
Taxable loss for the period	(4,517)	(5,538)	-	-
Taxable profit relating to subsidiaries	854	8	-	-

(All amounts are in LTL '000 unless otherwise stated)

5 Profit tax (continued)

	GROUP		PARENT	
	2001	2000	2001	2000
Taxable loss brought forward	137,874	168,845	126,590	158,321
Increase (decrease) in taxable loss	(35,572)	(30,971)	(39,272)	(31,731)
Taxable loss carried forward	102,302	137,874	87,318	126,590
Current tax calculated at 24% rate	205	2	-	-
Change in deferred tax	(43,253)	92,602	(30,806)	58,787
Share of profit tax of subsidiaries	-	-	(12,242)	33,817
	(43,048)	92,604	(43,048)	92,604
Movement on the deferred tax account				
At beginning of the period at 24% rate	179,443	86,841	145,722	86,935
Change in deferred tax at 24 % rate	38,464	92,602	38,144	58,787
Recalculation of deferred tax at 15% rate	(81,716)	-	(68,950)	-
At end of the period	136,191	179,443	114,916	145,722
Analysis of deferred tax assets and liabilities				
Deferred tax liability, relating to:				
Investment relief	208,073	278,547	185,153	242,897
Other	1,332	3,648	1,330	3,648
	209,405	282,195	186,483	246,545
Deferred tax asset, relating to:				
Taxable losses carry forward	14,642	32,753	13,098	30,382
Difference between tax allowances and IAS depreciation rates	53,362	65,845	53,362	65,845
Other	5,210	4,154	5,107	4,596
	73,214	102,752	71,567	100,823
Deferred tax liability, net	136,191	179,443	114,916	145,722

The Parent company's tax loss carried forward expires in 2004. The Group's tax loss carried forward expires as follows: kLTL 4,647, kLTL 87,601, kLTL 5,538 and kLTL 4,516 in 2003, 2004, 2005 and 2006 respectively.

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.
Weighted average number of shares in issue (thousands) for year ended 31 December 2001: 814,913 (ordinary shares) – 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2000 was –793,830 (814,913 for 163 days and 776,818 for 202 days).

	GROUP	
	2001	2000
Net profit attributable to shareholders	181,715	240,414
Weighted average number of ordinary shares in issue (thousands)	776,818	793,830
Basic earnings per share (LTL)	0.23	0.30

(All amounts are in LTL '000 unless otherwise stated)

7 Property, plant and equipment

GROUP	Land and buildings	Plant and machinery	Other tangible fixed assets	Construction in progress	Total
Period ended 31 December 2001					
Opening net book amount	245,622	1,210,099	74,797	68,324	1,598,842
Additions	648	9,719	1,920	298,234	310,521
Disposals and write-offs	(3,194)	(14,654)	(1,534)	(1,151)	(20,533)
Reclassifications	(1,028)	302	726	-	-
Transfers to assets held for sale	(47,325)	(1,706)	(322)	-	(49,353)
Transfers to intangible assets	-	(102)	(89)	-	(191)
Transfers from construction in progress	18,016	282,425	14,727	(315,168)	-
Restatement of impairment charge	-	541	-	-	541
Impairment charge	-	(106)	-	-	(106)
Depreciation charge	(10,198)	(264,140)	(23,122)	-	(297,460)
Closing net book amount	202,541	1,222,378	67,103	50,239	1,542,261
At 31 December 2001					
Cost or indexed cost	242,390	2,254,887	143,990	50,239	2,691,506
Accumulated depreciation	(39,849)	(1,032,509)	(76,887)	-	(1,149,245)
Net book amount	202,541	1,222,378	67,103	50,239	1,542,261

PARENT	Land and buildings	Plant and machinery	Other tangible fixed assets	Construction in progress	Total
Period ended 31 December 2001					
Opening net book amount	134,429	1,188,067	64,380	68,321	1,455,197
Additions	648	7,480	271	287,377	295,776
Disposals and write-offs	(3,194)	(12,230)	(1,521)	-	(16,945)
Reclassifications	(78)	75	3	-	-
Transfers to assets held for sale	(47,325)	(1,706)	(322)	-	(49,353)
Transfers to intangible assets	-	(102)	(89)	-	(191)
Transfers from construction in progress	12,614	281,259	11,586	(305,459)	-
Depreciation charge	(7,312)	(258,812)	(21,123)	-	(287,247)
Closing net book amount	89,782	1,204,031	53,185	50,239	1,397,237
At 31 December 2001					
Cost or indexed cost	125,800	2,226,637	126,346	50,239	2,529,022
Accumulated depreciation	(36,018)	(1,022,606)	(73,161)	-	(1,131,785)
Net book amount	89,782	1,204,031	53,185	50,239	1,397,237

(All amounts are in LTL '000 unless otherwise stated)

7 Property, plant and equipment (continued)

Leased assets included above, where the Group is a lessee under a finance leases comprise:

	GROUP		PARENT	
	2001	2000	2001	2000
Cost – capitalised finance leases	-	22,601	-	22,601
Accumulated depreciation	-	(10,576)	-	(10,576)
Closing net book amount	-	12,025	-	12,025

The Parent company has revalued its tangible fixed assets four times prior to 1 January 1996. The two first indexations were of a minor nature, therefore below is presented only the effect of the two last indexations performed applying revaluation indexes presented in Note C of the accounting policies.

	Indexation increase in:		
	Acquisition cost	Accumulated depreciation	Net book value
Third indexation	616,951	(215,576)	401,375
Fourth indexation	365,185	(155,899)	209,286
Total effect of indexations	982,136	(371,475)	610,661

The effect of all four indexations has been included in share capital. As a result of the indexations tangible fixed assets are not stated at either historical cost or fair value as required by International Accounting Standards.

8 Intangible assets

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Period ended 31 December 2001						
Opening net book amount	1,760	229,812	12,009	5,975	6,232	255,788
Additions	-	3,039	458	73	53,242	56,812
Disposals and write-offs	-	(434)	-	-	-	(434)
Reclassifications	-	31	-	(31)	-	-
Transfers from tangible assets	-	181	-	10	-	191
Transfers from assets in the course of construction	-	53,952	-	1,811	(55,763)	-
Amortisation charge	(258)	(58,519)	(3,696)	(1,674)	-	(64,147)
Closing net book amount	1,502	228,062	8,771	6,164	3,711	248,210
At 31 December 2001						
Cost	2,575	324,116	18,934	8,947	3,711	358,283
Accumulated amortisation	(1,073)	(96,054)	(10,163)	(2,783)	-	(110,073)
Net book amount	1,502	228,062	8,771	6,164	3,711	248,210

(All amounts are in LTL '000 unless otherwise stated)

8 Intangible assets (continued)

The Parent company holds a licence for provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to kLTL 1,691 and accumulated amortisation to kLTL 705 as at 31 December 2001. The licence is amortised over a period of 10 years on a straight-line basis.

The subsidiary UAB Comliet holds the licence granted on 31 October 1997 for provision of NMT 450 mobile cellular services in Lithuania. The licence is valid till 31 October 2007. Due to the changes in UAB Comliet activities, NMT 450 mobile cellular services are provided only to the Group and to the Lithuania countryside. The cost of the licence amounted to kLTL 884 and accumulated amortisation to kLTL 368 as at 31 December 2001. The licence is amortised over a period of 10 years on a straight-line basis.

PARENT	**Licences**	**Software**	**Other intangible assets**	**Assets in the course of construction**	**Total**
Period ended 31 December 2001					
Opening net book amount	1,156	215,878	5,306	6,232	228,572
Additions	-	107	27	53,242	53,376
Disposals and write-offs	-	(434)	-	-	(434)
Reclassifications	-	31	(31)	-	-
Transfers from tangible assets	-	181	10	-	191
Transfers from assets in the course of construction	-	53,952	1,811	(55,763)	-
Amortisation charge	(170)	(55,256)	(1,334)	-	(56,760)
Closing net book amount	986	214,459	5,789	3,711	224,945
At 31 December 2001					
Cost	1,691	305,824	8,241	3,711	319,467
Accumulated amortisation	(705)	(91,365)	(2,452)	-	(94,522)
Net book amount	986	214,459	5,789	3,711	224,945

9 Investments

	PARENT 2001	**PARENT 2000**
At the beginning of year	209,561	99,205
Establishment, acquisition of subsidiaries and associate	660	100
Goodwill amortisation	(3,696)	(3,696)
Share of results of subsidiaries before tax	2,423	148,218
Share of tax of subsidiaries	12,242	(33,817)
Share of results of subsidiaries after tax	14,665	114,401
Other movements	19	(449)
	221,209	209,561

In 2001 the Parent company acquired 30 % of shares in UAB Verslo portalas and established a subsidiary UAB Baltijos informacinių duomenų valdymo centras.

(All amounts are in LTL '000 unless otherwise stated)

10 Assets held for sale

	GROUP		PARENT	
	2001	2000	2001	2000
Assets held for sale	49,353	-	49,353	-
Impairment charge	(19,855)	-	(19,855)	-
	29,498	-	29,498	-

Assets held for sale represents buildings of AB Lietuvos Telekomas not used in the Group's activities which are planned to be sold. These assets were reclassified from property, plant and equipment at their carrying value at the end of 2001. An annual review for impairment revealed significant difference between carrying value of these assets and estimated net selling price. Based on the above-mentioned review, the management of the Parent company decided to recognise an impairment charge in 2001 of kLTL 19,855.

11 Receivables, prepayments and accrued revenue

	GROUP		PARENT	
	2001	2000	2001	2000
Gross trade receivables from business and residents	140,694	99,150	146,857	97,339
Provision for doubtful receivables	(23,794)	(13,090)	(23,364)	(11,960)
Loans to subsidiary undertakings	-	-	83,420	76,083
Accrued revenues (residential sector and interconnection)	103,682	74,471	103,682	74,471
Prepaid expenses and other receivables	18,222	34,925	12,632	23,808
	238,804	195,456	323,227	259,741

The main amount included in loan to subsidiaries include an interest free loan provided by the Parent company to UAB Lintel of kLTL 82,500. This amount represents the used portion of the credit facility totalling to kLTL 105,000.

12 Cash and cash equivalents

	GROUP		PARENT	
	2001	2000	2001	2000
Cash in hand and at bank	45,531	41,608	40,490	38,143
Restricted cash	2,371	2,144	2,371	2,144
	47,902	43,752	42,861	40,287

Restricted cash includes short-term deposits in AB Vilniaus Bankas and AB Hansa-LTB amounting to kLTL 2,371 (2000: kLTL 2,144) in relation to loans granted by the above banks to the Group's employees to finance purchase or reconstruction of private apartments.

(All amounts are in LTL '000 unless otherwise stated)

13 Share capital

Authorised share capital comprises 814,912,759 ordinary shares and 1 special share of LTL 1 par value each. All shares are fully paid. There were no changes in share capital during 2001.

According to the agreement signed by the State Property Fund, the Parent company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000, effective after the ownership percentage of the State Property Fund in the Parent company became less than 25%. The State Property Fund will retain special rights attached to this share and outlined in the Parent company's By-laws until 1 January 2003. The rights assigned to the special share are as follows:

- veto right for decisions in respect of the status of the special share, suspension of the activity of the Parent company, reorganisation and liquidation of the Parent company;
- right to express it's opinion on any issue discussed at the General Meeting of Shareholders;
- right to call a General Meeting of Shareholders and propose issues to be discussed therein.

14 Reserves

Legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfers of 5% of distributable profits calculated in accordance with Lithuanian regulatory legislation on accounting are compulsory until the reserve reaches 10% of the share capital.

The capital reserve represented a temporary reserve for share capital increase that was applicable when the Government of the Republic of Lithuania had a controlling interest in the Parent company. In 2000 the Parent company decided to transfer this reserve to retained earnings as there is no further intention to use this reserve for its initial purpose.

15 Trade, other payables and accrued liabilities

	GROUP		PARENT	
	2001	2000	2001	2000
Trade payables	59,782	110,271	93,265	121,971
Taxes, salaries and social security payable	16,279	17,011	14,180	15,714
Accrued liabilities and provisions	65,551	43,746	65,595	43,404
Other payables	4,618	11,864	4,531	8,480
	146,230	182,892	177,571	189,569

As at 31 December 2000 the Parent company formed an accrual for restructuring amounting to kLTL 2,000. The whole amount of the accrual was utilised for redundancy payments in 2001.

In 2001 the Parent company approved and announced the plan for restructuring of Customer Service, Network, Services Implementation and Maintenance Departments. As at 31 December 2001 the Parent company formed an accrual relating to redundancy costs totalling kLTL 10,300 in respect of the above-mentioned restructuring. The provision is expected to be fully utilised during 2002.

(All amounts are in LTL '000 unless otherwise stated)

16 Borrowings

	GROUP		PARENT	
	2001	2000	2001	2000
Current				
Current portion of long-term bank borrowings	127,151	123,114	127,151	123,114
Loan from subsidiary	-	-	6,000	6,000
Finance lease liabilities	-	4,051	-	4,051
	127,151	127,165	133,151	133,165
Non-current				
Long-term bank borrowings	283,177	413,040	283,177	413,040
Bonds	162,000	12,000	162,000	12,000
	445,177	425,040	445,177	425,040
Total borrowings	572,328	552,205	578,328	558,205

The outstanding loans of the Group as at 31 December 2001 can be specified as follows:

Lending agency	Original currency	Interest rate (per annum)	Year of maturity (final instalment)	Outstanding balance as at 31 December 2001, kLTL
Swedbank	USD	LIBOR +1.95 %	2004	197,231
Nordic Investment Bank	USD	LIBOR + 1.95 %	2004	61,000
EBRD	USD	LIBOR + 1 %	2006	50,000
AB Vilniaus Bankas	LTL	VILIBOR + 0.7 %	2003	49,800
AB Vilniaus Bankas	LTL	VILIBOR + 0.7 %	2003	39,843
Ericsson	DEM	6.95 %	2004	6,306
AB Vilniaus Bankas	DKK	0.5 %	2005	4,004
DBTG	DKK	0 %	2002	1,423
GVD Rahoitus	DEM	LIBOR +1.75 %	2002	721
Bonds	LTL	12.0 %	2010	12,000
Bonds	LTL	10.15 %	2004	150,000
				572,328

UAB Lietuvos Telekomo Verslo Sprendimai granted an interest free loan of kLTL 6,000 to the Parent company. The loan is to be repaid by 2 April 2002.

(All amounts are in LTL '000 unless otherwise stated)

16 Borrowings (continued)

The interest rate exposure of the borrowings was as follows:

	GROUP		PARENT	
	2001	2000	2001	2000
Total borrowings:				
– at fixed rates	173,733	105,871	179,733	111,871
– at floating rates	398,595	446,334	398,595	446,334
	572,328	552,205	578,328	558,205

Maturity of non-current borrowings:

	GROUP		PARENT	
	2001	2000	2001	2000
Between 1 and 2 years	230,330	80,840	230,330	80,840
Between 2 and 5 years	202,847	247,900	202,847	247,900
Over 5 years	12,000	96,300	12,000	96,300
	445,177	425,040	445,177	425,040

On 19 March 2001 the Parent company issued Litas notes at a fixed rates of 10.15 % maturing in 2004 for the total amount of kLTL 150,000 based on the Offering Circular in accordance with the Listing Rules of the Luxembourg Stock Exchange.

The bank borrowings of kLTL 54,004 (2000: kLTL 90,150) are received with the Lithuanian Government's guarantee.

As at 1 February 2002, Lithuania swapped pegging of its national currency Litas from US dollar to Euro. As from 2 February 2002 Litas is pegged to Euro at a fixed rate as follows: 1 Euro=3.4528 Litas. To minimise the currency risk with respect to the borrowings, which are mainly denominated in US dollars, as at 1 February 2002 AB Lietuvos Telekomas has entered into several swap contracts. According to these contracts denomination of AB Lietuvos Telekomas borrowings in US dollar was swapped to Euro.

(All amounts are in LTL '000 unless otherwise stated)

17 Contingencies and commitments

Plans for network development

Mandated by the Law on Telecommunications, AB Lietuvos Telekomas has the exclusive right to provide fixed telephony services until the end of 2002. In order to prepare itself to meet the increasing market demands and the competition at that date, the Parent company has developed numerous plans for the development and reconstruction of the network.

Numerous projects are expected to start in 2002. The total estimated amount of investments planned for the year 2002 is almost kLTL 340,000, the majority of which are intended to be used for public service telephone network improvement and data transmission and internet related projects. Part of these investments will be used for implementation of National Telephone Numbering Plan approved by Lithuanian Government.

Buyback of telecom networks

The Law of Telecommunications dated 9 June 1998, article 16.9, states that AB Lietuvos Telekomas shall buy back telecom networks constructed at the customer's expense during the period 1970 to 2000. As at 31 December 2001 based on buy-back applications received, the Parent company had paid out approximately kLTL 18,000 of buy-back fees. As at 6 January 2000 the Government of the Republic of Lithuania approved the order on buy back of telecom networks, by which it committed itself to subsidise up to kLTL 10,000 of the total applications amount.

The Government subsidy received is accounted for as deferred revenue and amortised during the useful life of the related telecom networks capitalised during the buyback process.

18 Related party transactions

The most significant transactions during the year ended 31 December 2001 are as follows:

According to the agreement between UAB Sontel and the Parent company, UAB Sontel provided management, accounting, marketing and other services to the Group during 2001 for the total amount of kLTL 10,874 (2000: kLTL 21,830), which are included either in expenses or in long term assets captions. This agreement expired as at 30 September 2001.

International telecommunication revenue from Telia AB and Sonera Oy, the ultimate parents of the Parent company, equalled to kLTL 7,736 and kLTL 2,218 respectively for the year 2001 (2000: kLTL 12,736 and kLTL 1,659). International telecommunication expenses incurred to Telia AB and Sonera Oy during the year of 2001 amounted to kLTL 4,793 and kLTL 624 respectively (2000: kLTL 6,247 and kLTL 529).

19 Subsequent events

On 3 January 2002 the Parent company and TietoEnator have signed a Memorandum of Understanding regarding co-operation in creating an IT services company to provide services in Lithuania and in the region. The new subsidiary, which will be based on AB Lietuvos Telekomas' information system department of close to 200 employees, will provide comprehensive services to the Group and also to other corporate customers.

In February 2002, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, decided to establish a representative office in Riga, Latvia.

AB Lietuvos Telekomas
Prospectus - report for the year 2001

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

LIETUVOS TELEKOMAS

Table of contents

I. General provisions

1. Accountable period for which the yearly prospectus - report has been prepared

Year 2001.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, 2600 Vilnius, Lithuania
Telephone number	+370 6 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Internet address	www.telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	2121543

3. Nature of the Issuer's core business

The main business of AB Lietuvos Telekomas is provision of telecommunications services.

The Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania grants the right to the Company to provide the following telecommunication services: international, long-distance and local public fixed telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of public telecommunications network used for provision of the above mentioned services.

The Lithuanian Law on Telecommunications grants the Company an exclusive right to be the only operator and provider of public fixed telephony services till 31 December 2002.

4. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanoriu ave. 28, Vilnius, on business days from 8 a.m. till 4 p.m.

All material events, concerning the Company's activities as well as information about the time and place of the General Meeting of Shareholders, other notices to be given to the shareholders and other persons shall be published in the Lietuvos Rytas daily or Respublika daily following the procedure established by the laws of the Republic of Lithuania.

5. Persons responsible for the accuracy of information in the report

5.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Tapio Paarma, General Manager and President of AB Lietuvos Telekomas
tel. +370 2 36 76 00, fax. +370 5 212 66 65.

Jan-Erik Elserius, Director of the Finance Department of AB Lietuvos Telekomas,
tel. +370 2 36 76 03, fax. +370 2 31 38 60.

5.2. ------------

6. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by General Manager and President Tapio Paarma and Director of the Finance Department Jan-Erik Elserius hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager and President of
AB Lietuvos Telekomas .... Tapio Paarma

31 May 2002

Seal

Director of the Finance Department of
AB Lietuvos Telekomas .... Jan-Erik Elserius

31 May 2002

The report is prepared in Vilnius, May 2002.

II. Information about the Issuer's share capital and issued securities

7. The Issuer's share capital

7.1. Share capital registered in the companies' register

The share capital of AB Lietuvos Telekomas registered in the Ministry of Economy of the Republic of Lithuania is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,759	1	814,912,759	>99.99
Special share	1	1	1	<0.01
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid for.

7.2. Information about projected increase of share capital by conversion or swap of issued debentures or derivatives into shares

----

8. Shareholders

As of 31 December 2001, the total number of AB Lietuvos Telekomas' shareholders was 10 115. The number of shareholders on the day of the last General Meeting of Shareholders, which was held on 26 April 2002, was 10 092.

The following shareholders hold more than 5 per cent of the Company's share capital as of 31 December 2001:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, Bredgade 26, Copenhagen, DK-1260, Denmark, no. 244.793	488,947,656	60.00	60.00	60.00
The State represented by the State Property Fund, Vilniaus st 16, LT-2001 Vilnius, register code 1007315	81,771,702 (a)	10.03	10.03	10.03

NOTES: (a) Including the Special share.

9. Basic characteristics of shares issued into public circulation of securities

Shares of AB Lietuvos Telekomas issued into public circulation of securities:

Type of shares	Number of shares	Nominal valu (in litas)	Total nominal value (in litas)	Issued into circulation
Ordinary registered shares	814,912,759	1	814,912,759	During reorganisation of the state enterprise into the stock company

On 20 June 1997, the Lithuanian Securities Commission registered for public circulation 814,912,760 ordinary registered shares of AB Lietuvos Telekomas, par value of one Litas each (act. No. AB-3920). Shares were issued during the reorganisation of the state enterprise Lietuvos Telekomas into the stock company Lietuvos Telekomas.

On 6 August 1999, the Lithuanian Securities Commission annulled the registration of 40,465,212 ordinary registered shares (certificate No. AB-45) and registered 40,465,212 ordinary registered employees' shares (act No. AB-4595). Shares are registered following the Lithuanian Law on Privatisation of State and Municipal Property, AB Lietuvos Telekomas Privatisation Program announced on 11 May 1998 and Resolution of AB Lietuvos Telekomas' General Meeting of Shareholders held on 29 July 1999. The circulation of employees' shares was restricted (owner of employees' shares could not sell or otherwise transfer shares into the ownership of any person, who was not granted the right to acquire such shares, within one year after the day of shares' acquisition).

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (certificate No. AB-181) and registered for non-public circulation one special share (act No. AB-4713).

On 17 August 2000, the Lithuanian Securities Commission annulled the registration of 40,465,212 employees' shares (certificate No. AB-222) and from 23 August 2000 registered 40,465,212 ordinary registered shares for public circulation. On 5 July 2000, AB Lietuvos Telekomas' General Meeting of Shareholders resolved to convert 40,465,212 employees' shares into ordinary registered shares. The amendments to the Company By-laws concerning the conversion of employees' shares into ordinary registered shares were registered on 23 August 2000.

10. Information about the shares, which are registered and placed for non-public circulation of securities

Shares of AB Lietuvos Telekomas, which are issued for non-public circulation of securities:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issued into circulation
Special share	1	1	1	During the privatisation of the Company

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (certificate No. AB-181) and registered for non-public circulation one special share (act No. AB-4713).

On 26 April 2000, the General Meeting of the Company's Shareholders resolved to grant a status of the special share to one ordinary registered share owned by the State and held by the state

enterprise State Property Fund, which acts as a trustee. It was established, that the status of the special share comes into force immediately after the part of all AB Lietuvos Telekomas' ordinary registered shares issued at that time owned by the State and held by the state enterprise State Property Fund, which acts as a trustee, becomes less than 25 per cent, and, therefore, the state enterprise State Property Fund will cease exercising the blocking minority rights following the Lithuanian Company Law. The By-laws of the Company, which were amended on 5 July 2000 by the resolution of the General Meeting of Shareholders and registered on 26 July 2000, provide that from 1 January 2003 or if the special share is transferred to an entity, which is not a Lithuanian state institution or enterprise, special non-property rights granted by such share will be automatically forfeited and the special share becomes an ordinary registered share.

Till 1 January 2003, the holder of the special share has the following rights: (1) to veto resolutions of the General Meeting of Company's Shareholders on the status of the special share, termination of the Company's activities, reorganisation or liquidation, (2) to express its opinion on any agenda issue of the General Meeting of Shareholders (3) to convene the General Meeting of Shareholders and propose the agenda issues for such a meeting.

11. Information about depository receipts issued on the basis of shares

On 12 June 2000, after sell-off of 203,728,190 ordinary registered shares, which were owned by the State, during the Initial Public Offering by the state enterprise State Property Fund, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program.

According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas.

The program's Depository is Deutsche Bank Trust Company Americas (former known as Bankers Trust Company), 4 Albany Street, New York, NY 10006, USA.

Lietuvos Telekomas' GDR are listed on the Official List of the UK Listing Authority and are quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of Nasdaq Stock Market Inc.

Number of deposited shares of AB Lietuvos Telekomas and number of depository receipts:

Date	Number of shares	Number of GDRs
12 June 2000	144,991,730	14,499,173
30 June 2000	145,541,730	14,554,173
30 September 2000	146,791,810	14,679,181
31 December 2000	142,313,470	14,231,347
31 March 2001	139,722,900	13,972,290
30 June 2001	137,738,140	13,773,814
30 September 2001	136,462,140	13,646,214
31 December 2001	127,759,890	12,775,989

12. The main characteristics of debt securities issued into public circulation of securities

----

13. Information about debt securities, which are registered and placed for non-public circulation of securities

Debt securities of AB Lietuvos Telekomas, which are issued for non-public circulation of securities:

Name of security	Number	Nominal value (in litas)	Total nominal value (in litas)	Securities' registration number
10 year registered bonds with an annual coupon of 12 per cent	12,000	1,000	12,000,000	A54011422

On 28 September 2000, the Lithuanian Securities Commission registered for non-public circulation issue of 12,000 ten-year book-entry registered bonds, par value of 1,000 Litas each, with an annual coupon of 12 per cent (act No. AB-4791).

The whole issue was placed on 12 October 2000. On each annual coupon payment day – each year on 13 October starting with 2001 till 2010 - bondholders have a right to receive 120 Litas (interest) for each bond. The issue shall be redeemed on 13 October 2010 at the nominal value if the Company or investors do not exercise the premature redemption or sell-off rights. The Company paying the premium has the right to redeem the bonds on 29 August 2003 without a separate consent from investors. In case the EU monetary unit Euro is approved as the local currency in the Republic of Lithuania, the Company is eligible to redeem and investors to sell the bonds prior 13 October 2010.

On 15 October 2001, AB Lietuvos Telekomas paid annual coupons for the total amount of 1,440,000 litas to the bondholders.

14. Securities, which do not certify the participation in the share capital, but which circulation is regulated by the Law on Public Trading, except debt securities

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III. Information about secondary circulation of securities issued by the Issuer

15. Securities included into trading lists of stock exchanges

The following securities of AB Lietuvos Telekomas are included into the Official List of the National Stock Exchange of Lithuania:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issue Code
Ordinary registered shares	814,912,759	1	814,912,759	12391

From 16 June 2000, no more than 28,549,990 Lietuvos Telekomas' Global Depository Receipts (1 GDR represents 10 ORS) are admitted to the Official List of the UK Listing Authority and could be quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of the Nasdaq Stock Market Inc.

16. Trading in Issuer's securities on stock exchanges and other organised markets

Trading in AB Lietuvos Telekomas' ordinary registered shares on the Central Market of the National Stock Exchange of Lithuania:

Period	Price (in litas)		Turnover (in litas)	
	Highest	Lowest	Biggest	Smallest
01/01/2000 – 31/03/2000	--	--	--	--
01/04/2000 – 30/06/2000	3.19	2.51	3,968,440	0
01/07/2000 – 30/09/2000	2.68	2.00	1,170,501	0
01/10/2000 – 31/12/2000	2.20	1.83	1,360,783	0
01/01/2001 – 31/03/2001	2.37	1.85	706,460	0
01/04/2001 – 30/06/2001	1.92	1.51	540,653	0
01/07/2001 – 30/09/2001	1.55	1.09	265,651	0
01/10/2001 – 31/12/2001	1.36	1.16	652,230	0

Period	Last session		Total turnover	
	Price (in litas)	Turnover (in litas	Number of shares	In litas
01/01/2000 – 31/03/2000	--	--	--	--
01/04/2000 – 30/06/2000	2.68	126,037	3,417,787	10,236,294
01/07/2000 – 30/09/2000	2.20	119,038	5,172,305	12,534,309
01/10/2000 – 31/12/2000	2.10	154,892	7,261,118	14,777,650
01/01/2001 – 31/03/2001	1.92	445,051	5,549,982	11 799,377
01/04/2001 – 30/06/2001	1.55	56,047	3,470,732	6,251,647
01/07/2001 – 30/09/2001	1.22	45,728	3,191,937	4,145,506
01/10/2001 – 31/12/2001	1.25	38,250	7,311,367	9,015,868

Block trading in AB Lietuvos Telekomas' ordinary registered shares:

Period	Average price (in litas)	Total turnover	
		Number of shares	In litas
01/01/2000 – 31/03/2000	--	--	--
01/04/2000 – 30/06/2000	2.91	4,649,211	13,541,239
01/07/2000 – 30/09/2000	1.88	7,571,956	14,228,945
01/10/2000 – 31/12/2000	1.83	2,949,007	5,403,695
01/01/2001 – 31/03/2001	1.73	2,154,486	3 736,943
01/04/2001 – 30/06/2001	1.86	5,676,033	10,534,445
01/07/2001 – 30/09/2001	1.44	4,628,892	6,686,729
01/10/2001 – 31/12/2001	2.26	1,288,698	2,916,861

Trading in Lietuvos Telekomas' Global Depository Receipts on SEAQ International operated by the London Stock Exchange:

Period	Price (in US dollars)		Turnover (in GBP)	
	Highest	Lowest	Biggest	Smallest
01/01/2000 – 31/03/2000	--	--	--	--
01/04/2000 – 30/06/2000	7.900	6.050	169,377,210	0
01/07/2000 – 30/09/2000	6.700	5.125	901,985	0
01/10/2000 – 31/12/2000	5.600	4.650	528,900	0
01/01/2001 – 31/03/2001	5.925	4.625	233,240	0
01/04/2001 – 30/06/2001	4.850	4.100	125,876	0
01/07/2001 – 30/09/2001	4.100	2.925	74,395	0
01/10/2001 – 31/12/2001	3.375	2.875	1,177,947	0

Period	Last session		Total turnover	
	Price (in USD)	Turnover (in GBP	Number of GDRs	In GBP
01/01/2000 – 31/03/2000	--	--	--	--
01/04/2000 – 30/06/2000	6.650	70,531	39,308,967	202,852,157
01/07/2000 – 30/09/2000	5.600	15,328	1,764,413	7,042,371
01/10/2000 – 31/12/2000	5.225	0	814,568	2,780,871
01/01/2001 – 31/03/2001	4.650	32 586	303,183	1,097,263
01/04/2001 – 30/06/2001	4.100	0	349,240	1,072,631
01/07/2001 – 30/09/2001	3.125	74 026	171,750	380,895
01/10/2001 – 31/12/2001	2.975	0	3,070,456	6,340,877

17. Market capitalisation of securities

Capitalisation of AB Lietuvos Telekomas' ordinary registered shares traded on the National Stock Exchange of Lithuania:

Date	Number of shares	Central market price (in litas)	Capitalisation (in litas)
31 March 2001	814,912,759	1.92	1,564,632,497
30 June 2001	814,912,759	1.55	1,263,114,776
30 September 2001	814,912,759	1.22	994,193,566
31 December 2001	814,912,759	1.25	1,018,640,949

18. Trading in Issuer's securities outside the stock exchange

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19. Information about the buy-back of its own shares by the Issuer

On 12 June 2000, during the Initial Public Offering UAB Lintkom acquired 12,698,412 ordinary registered shares of AB Lietuvos Telekomas (1 share price was 3.15 litas) and 2,539,683 Lietuvos Telekomas' Global Depository Receipts (1 GDR price was USD 7.875) (1 Lietuvos Telekomas' GDR represents 10 ordinary registered shares of the Company). Overall, UAB Lintkom, a daughter company of UAB Lintel, which is a subsidiary of Lietuvos Telekomas, holds 4.67 per cent of Lietuvos Telekomas' share capital. Following the new Lithuanian Company Law effective as of 1 July 2001, Lietuvos Telekomas indirectly has a majority of votes in UAB Lintkom and, therefore, AB Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

As of 31 December 2001, UAB Lintkom held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital.

AB Lietuvos Telekomas has never acquired any shares from the management of Lietuvos Telekomas.

20. Announcement of the official tender offer

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21. Issuer's paying agents

On 19 December 2000, AB Lietuvos Telekomas and Lithuanian Central Depository of Securities, Ukmerges street 41, 2662 Vilnius, phone +370 2 72 34 66, fax +370 2 72 16 76, signed an agreement on general accounting of the Company's bonds issue (securities registration act No. AB-4791), accounting of their circulation, control for matching of bonds and payments circulation.

22. Agreements with intermediaries of public trading in securities

On 1 December 2000, AB Lietuvos Telekomas and Vilniaus Bankas AB, Gedimino ave. 12, 2600 Vilnius, made an agreement on accounting of the Company's securities and services related to the accounting of securities.

IV. Information about the Issuer's activities

23. Legal basis for Issuer's activities

In conducting its business AB Lietuvos Telekomas follows the Company Law, Law on Telecommunications, Law on Securities Market (previously called Law on Public Trading in Securities) and other laws and legal acts of the Republic of Lithuania, Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania and Company's By-laws.

24. Membership in associated structures

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25. Brief description of the Issuer's history

The state enterprise Lietuvos Telekomas, which share capital was entirely owned by the State, was registered on 6 February 1992. The Company provided services of local, long-distance and international automatic telephone communication, telegraph and telex, wire radio broadcasting, sounding of public events, as well as other communication services in the whole territory of the Republic of Lithuania.

On 16 June 1997, by the resolution of the Government of the Republic of Lithuania, the state enterprise Lietuvos Telekomas was reorganised into the stock company Lietuvos Telekomas. The share capital of the Company (814,912,760 Litas) was fully owned by the State.

On 9 June 1998, the new Law on Telecommunication of the Republic of Lithuania was passed.

On 7 July 1998, the state enterprise State Property Fund sold 488,947,656 shares of AB Lietuvos Telekomas (60 per cent of the Company's share capital), which were owned by the State, to the consortium Amber Teleholding A/S (Denmark) established by Telia AB (Sweden) and Sonera OY (Finland).

According to AB Lietuvos Telekomas' shares sale agreement between the State of Lithuania and the consortium Amber Teleholding A/S, the Company was granted an exclusive right to provide fixed telephony services till 31 December 2002.

During implementation of the privatisation programme of AB Lietuvos Telekomas in August 1999, 7,194 employees of the Company acquired from the State 40,465,212 ordinary registered employees' shares (4,97 per cent of the Company's share capital). On 23 August 2000, the employees' shares were converted into ordinary registered shares.

On 12 June 2000, during the Initial Public Offering the state enterprise State Property Fund sold 203,728,190 AB Lietuvos Telekomas' shares (25 per cent of the Company's share capital), which were owned by the State. Since then Lietuvos Telekomas shares are traded on the National Stock Exchange of Lithuania and Global Depository Receipts issued on the basis of the Company's shares are traded on the London Stock Exchange.

26. Characteristics of the production (services)

Lietuvos Telekomas' Group remains the largest telecommunications services provider in Lithuania with an exclusive right to provide fixed-line telephony services until the end of 2002. Besides, AB Lietuvos Telekomas and its subsidiaries provide Internet-related and data communication services, wholesale services for other local and international operators and a wide range of other telecom - related services.

The revenue of AB Lietuvos Telekomas' Group (a)

	2001		2000		1999	
	in thousand of litas	%	in thousand of litas	%	in thousand of litas	%
Fixed telephony services:						
Subscription, installation and other charges	220,765	20.9	244,835	23.6	204,206	20.8
Domestic traffic revenue	477,712	45.1	431,664	41.6	449,280	45.8
International traffic revenue	81,834	7.7	104,916	10.1	126,108	12.9
Payphones	24,424	2.3	27,589	2.6	31,516	3.2
Fixed telephony revenue, total	804,735	76.0	809,004	77.9	811,110	82.7
Network's interconnection services	137,780	13.0	119,955	11.5	105,251	10.7
Internet and data communication	67,996	6.4	40,315	3.9	21,335	2.2
Leased lines	25,285	2.4	20,454	2.0	23,041	2.4
Equipment sales and other revenue	22,670	2.2	48,849	4.7	19,562	2.0
Total revenue	1,058,466	100.0	1,038,577	100.0	980,299	100.0

NOTE. (a) In order to better reflect revenue generation structure of the Group, in third quarter of 2001 revenue reporting categories have been reorganised. Therefore, data in Network's interconnection services (previously called Wholesales), Internet and data communication, and Leased lines revenue groups differs from the earlier announced.

The structure of Lietuvos Telekomas' Group has been undergoing constant changes in order to streamline business within the Group aiming to increase shareholder value, efficiency and customer satisfaction.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions to major business customers of Lietuvos Telekomas. During 2001 the number of customers serviced by UAB Lietuvos Telekomo Verslo Sprendimai increased up to 500. Lietuvos Telekomo Verslo Sprendimai offers data communication solutions, arranging videoconferences, selling PBX solutions, etc. for financial and governmental institutions, largest energy, industry, trade, information technology and other companies.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telesales and telemarketing services as well as property management of Lietuvos Telekomas' Group. UAB Lintkom, a daughter company of Lintel, holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000.

In 2001 UAB Comliet, a subsidiary of Lietuvos Telekomas, terminated provision of NMT-450 standard mobile services to external customers. From January 2001 Comliet provides services connected with design and construction of the telecommunication networks. At the beginning of 2002, Comliet was restructured and took over installation and maintenance of telecommunications services from its parent company.

UAB Voicecom, a joint venture of AB Lietuvos Telekomas (60 per cent) and Nexcom Telecommunication LLC (USA) (40 per cent), provides voice over IP (Internet Protocol) services.

In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas, a subsidiary of UAB Verslo žinios publishing the Lithuanian leading business newspaper Verslo Zinios. The joint venture is engaged in development of a business-to-business portal *verslas.com*.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Information Systems Department into a separate daughter company known as UAB Baltijos Informaciniu

Duomenu Valdymo Centras, which will provide information technology services both for Lietuvos Telekomas' Group and external customers.

VsI Lietuvos Telekomo Sporto Klubas is a sports club offering sports facilities and owner of two women basketball teams - *Lietuvos Telekomas* and *Lintel 118*. *Lietuvos Telekomas* is the leading team in Lithuania playing in the Euroleague championship. Support provided by Lietuvos Telekomas for the basketball teams is a part of the Company's marketing programme.

Key Lietuvos Telekomas' Group figures

	2001	2000	1999
Revenue (thousand Litas)	1,058,466	1,038,577	980,299
EBITDA (thousand Litas)	564,372	523,621	413,849
EBITDA margin (%)	53.3	50.4	42.2
Depreciation, amortisation and impairment charge (thousand Litas) (a)	381,567	321,453	248,222
Operating profit (EBIT) (thousand Litas)	185,662	370.753 (b)	165,627
Operating profit EBIT margin (%)	17.5	35.7	16.9
Financial activities, net (thousand Litas)	(46,999)	(37,735)	(21,355)
Profit before tax (thousand Litas)	138,663	333,018	142,328
Net profit (thousand Litas)	181,715	240,414 (c)	104,365
Net profit margin (%)	17.2	23.1	10.6
Return on capital employed (%)	11.3	23.9	12.5
Return on average assets (%)	8.6	11.7	5.7
Return on shareholders' equity (%)	15.1	21.6	10.1
Gearing (%)	42.4	43.3	53.1
Debt to equity ratio (%)	46.3	47.1	54.9
Current ratio (%)	116.3	81.3	89.1
Rate of turnover of assets (%)	50.2	50.5	53.3
Equity to assets ratio (%)	58.7	55.7	52.4
Cash flow from operating activities (thousand Litas)	450,552	516,310	405,253
Personnel at the end of the year	5,749	6,357	7,122
Share book value (Litas)	1.59	1.48	1.29
Earnings per share (Litas)	0.23	0.30	0.13
Number of shares (thousand) (d)	776,818	793,830	814,913
Number of fixed lines in service	1,151,673	1,187,657	1,152,583
Penetration of lines per 100 residents (%) (e)	33.1	34.0	32.8
Digitisation rate (%)	65.0	46.5	33.7
Number of lines per full time employee, related to fixed telephony	217	197	166

NOTES: (a) From 1 January 2000 new depreciation rates are applied; (b) Including 158,938 thousand Litas gain from sales of UAB Bite GSM and UAB Mokejimo Korteliu Sistemos shares; (c) Net profit excluding gain from sales of shares is 115,294 thousand Litas; (d) excluding treasury stocks held by UAB Lintkom; (e) Calculated on the basis of the following population: in 1999 – 3,518.5 thousand, in 2000 – 3,493.4 thousand, in 2001 – 3,482.0 thousand.

EBITDA – earnings before interest, tax, deprecation and amortisation; EBIT – earning before interest and tax.

Fixed telephony services

Basic Voice Telephony Services

Basic voice telephony services include local, long distance, fixed to mobile and international call services provided for business and residential customers all over the country. At the end of 2001, Lietuvos Telekomas had around 1,152 million main lines in service, a decrease of 36 thousand lines on a year-on-year basis. Implementation of the new Customer Care and Billing System revealed a number of non-paying customers who were disconnected. The year 2001 was marked by a trend emerging among the residential customers to abandon the fixed-line telephony services and switch to mobile operators. Nevertheless, the number of business lines in service remained almost unchanged. Despite the lower number of lines in service due to decrease in population, on 31 December 2001, the fixed-line penetration rate in Lithuania was 33.1 per cent (on 31 December 2000 - 34 per cent).

In order to reduce the remaining waiting list prevalent in rural and remote areas, during 2001 around 10 thousand new customers were connected to the fixed-line telephony network by employing NMT – 450 standard network. The waiting list eased by 78 per cent from 41.6 thousand at the beginning of 2001 to 9.1 thousand at the year-end.

During 2001 all subscriber lines in Vilnius, Klaipeda and Neringa were connected to digital exchanges. Now Company's customers can enjoy a vast range of digital exchange-based value-added services such as *Linija Plius*, single voice mailbox, etc. Around two thirds of all Lietuvos Telekomas' subscriber lines in Lithuania are connected to digital exchanges, and around 84 per cent of business customers have digital lines. In the year 2002, there are plans to digitise all subscriber lines in five biggest cities of Lithuania.

In 2001, the Company continued rebalancing its tariff structure. On 1 January 2001, the tariff structure for local and long distance calls was changed by introduction of off-peak and night tariffs. Earlier, in November 2000, the telephone line installation fee for all types of main lines was made uniform towards a lower level. The Company reduced the installation fee again in May 2001. In early 2001, tariffs for international calls were reduced by approximately 12 per cent on average. Business customers have an opportunity to participate in the discount programme for international calls under the brand name *Trys Salys* (Three Countries). For its major business customers Lietuvos Telekomas offered an overall discount programme for telecommunications services *Elitas* based on the volumes of calls.

On 1 August 2001, the Company introduced calculation of call charges on a per-second basis and call set-up fee. Taking into account the difficult situation of the socially disadvantaged residents in Lithuania, Lietuvos Telekomas made a decision to give a temporary discount on monthly subscription fee for its socially disadvantaged customers from 1 August and for its retired customers from 1 September. This discount is applicable for around 400,000 customers and is valid until the end of 2002.

Although the Lithuanian economy showed signs of recovery in 2001, the average disposable income of Lithuanian residents remained unchanged. Rebalancing of tariffs, introduction of the call set-up fee and per-second call charging as well as fierce competition from mobile operators' side resulted in a 28.5 per cent decline in the total domestic traffic in Lietuvos Telekomas' network, whereas the international call traffic decreased by 10 per cent. According to its own estimations, the Company's share of the international call market stands at around 60-70 per cent. Following the Law on Telecommunications and conditions prescribed in the Company's Activity Licence, all international traffic from Lithuania should be terminated via the fixed-line network of Lietuvos Telekomas.

In May 2001, on behalf of Lietuvos Telekomas, UAB Voicecom started provision of international call services over IP under the brand name *Erdve* (Space) The service is rendered at the lower

tariffs and is mainly targeted at residential customers by offering discounts on off-peak and weekend calls to a certain number of most popular destination countries.

Value-added Services

Additional possibilities offered by Lietuvos Telekomas' network make it possible to provide customers with a wider range of value-added services. In 2001, the Company rendered various voice telephony value-added services, including the Premium Rate, toll-free number, telephone line value-added and additional customer care services.

Premium Rate services. Subscribers of these services have an opportunity to generate extra revenue by charging incoming calls at higher tariffs. The number of calls to Premium Rate lines increased more than four times, while the traffic volume almost doubled. Customers were also offered new options. They can choose either the short numbers' service or the 900 service to provide Premium Rate services via phone to the end users.

Toll-free number services. Lietuvos Telekomas provides national and international 800 line services and commercial easy-to-remember short numbers' service, which allows the customer to have a countrywide toll-free number or a number for a specific predefined geographical area. During 2001 the total number of calls and generated traffic increased by more than 50 per cent. In 2002, there are plans to continue development of the national service 800 by making the number 800 accessible from mobile operators' networks and to start provision of the universal access number service.

Telephone line value-added services make it possible to manage incoming and outgoing calls: call forwarding, call waiting, call barring, etc. The most popular services are line hunting and voice mail services.

Centrex Service

In 2001, the Company launched new service packages under the brand name *Grupes Operatorius* and *ISDN Grupe*. The *Mini Grupe* package was offered to customers having from 5 to 30 telephone lines in office and the package *Grupe* was offered to customers with an unlimited number of lines. These services are available all over the country. In comparison with the year 2000, the number of lines sold during 2001 more than doubled.

At the end of 2001, UAB Lietuvos Telekomo Verslo Sprendimai implemented an integrated solution for provision of telecommunications services in a newly opened trade and entertainment centre Akropolis owned by AB Vilniaus Prekyba. The integrated solution contains 240 Grupe lines, Private Automatic Branch Exchange (PABX) with Digital European Cordless Telecommunications (DECT) wireless system and 6 ISDN Duetas lines. This solution allows customers to make free local calls inside the building and use wireless telephone connection. This is the first successfully accomplished project of AB Lietuvos Telekomas aiming at integration of PABX, DECT wireless system and Grupe lines.

Payphones

Due to the increased penetration of mobile phones in Lithuania, the importance of payphones is declining. At the end of 2001, the Company had around 7,200 chip card payphones in operation, a drop by 380 payphones compared to the year 2000. Almost all payphones are connected to digital exchanges.

Prepaid Cards

In May 2001, the Company launched a prepaid card *IMK*. This card enables the customers to settle for both fixed-line telephony and Internet services in advance as well as to make calls from abroad or from payphones.

Directory Inquiry Service 118

During 2001, the Directory Inquiry Service 118 became a widely known and popular service. In 2001, UAB Lintel, a provider of the Directory Inquiry Service 118, attended 8.98 million calls. In

November Lintel received the 15 millionth call from the beginning of the service existence. Success of the Service 118 could be attributed to the high quality of service, constant update of the information and introduction of new services. From August 2001 the number 118 became a universal number in fixed-line and mobile networks. There is also a possibility to receive information by free-of-charge SMS.

Telemarketing

The specialised Call Centre in Kaunas started provision of telemarketing services in March 2001. The most popular services include customer line, help desk, order line and telequestioning. The implemented Customer Relationship Management (CRM) system made it possible to expand telemarketing services from just call attendance to service provision via multiple channels of communication such as Internet, e-mail, fax, telephone. This is a quality leap from a traditional Call Centre to the next generation organisation - Contact Centre.

Operator Services

UAB Lintel provides operator services such as domestic collect call, international collect call and other additional operator services. In 2001, Lintel serviced over 1.25 million calls. There are plans to start provision of collect call services to customers of mobile operators.

Televoting Service

The televoting service became available with implementation of the Intelligent Network platform. This service gives a possibility to conduct prompt nationwide public opinion polls. For the first time the televoting service was successfully provided during the Eurovision Song Contest held in May 2001 when more than 7,000 calls were attended within 10 minutes.

Internet - related Services

Lietuvos Telekomas gives priority to the development and implementation of modern Internet-related services. The year 2001 was marked by introduction of the flat rate Internet dial-up access and Digital Subscriber Line (DSL) access. A number of Internet-related services are provided under the brand name *Takas*.

Flat rate Internet dial-up access service

The flat rate Internet dial-up access service known as *Tako Zona* was launched in January 2001. At first this service was offered to residential customers who for a fixed monthly fee could access the Internet without any time limitation during off-peak hours on business days and at weekends around the clock. From June this service has become available to business customers as well. The service immediately gained popularity and by the end of the year there were more than 5,000 users of the service.

DSL Takas

The service based on the broadband technology under the brand name *DSL Takas* was launched in May 2001. *DSL Takas* was initially offered in five biggest cities with a further expansion to 30 towns of Lithuania. Lietuvos Telekomas is offering four different speed (ranging from 128 to 512 kbps) and price schemes. The service is provided to both residential and business customers. At the end of 2001, the total number of *DSL Takas* subscribers stood at 2,427.

Internet Dual Band Service

The Internet dual band service for medium and large business customers was introduced in August 2001. The service gives a possibility to order different Internet access bandwidth for local and international Internet traffic. This offers a much greater degree of flexibility to business customers at the same time providing them with an opportunity to pay the price in accordance with the bandwidth used.

Takas Portal

Takas is one of the largest Internet portals in Lithuania with 147 thousand registered mail users providing entertainment, information and e-commerce demo services. The portal features Internet access, a search engine, directories, web mail, content channels, personalisation, chat, web help, shopping, travel, online magazines as well as yellow and white pages. *Takas* portal has more than 70 local and international partners in different areas for creation of the content, development and integration of new technologies.

In 2001, in cooperation with Telenor Media Lietuva, *Takas* portal launched the biggest yellow and white pages directory online www.infosrautas.lt. In April 2001, the Company initiated a joint project with UAB Alio for designing of the virtual advertisement site, which is expected to develop into the biggest classified advertisement portal in Lithuania.

In November, Lietuvos Telekomas signed a cooperation agreement with TradeDoubler AB, the leading provider of online performance-based marketing and sales solutions in Europe. This cooperation agreement will move Lietuvos Telekomas to a leading position in the Baltic region in implementation of online performance-based marketing solutions.

Business-to-Business Portal

In order to meet a growing demand of Lithuanian companies for online business information, e-marketplace and Internet services, in 2001 Lietuvos Telekomas started cooperation with the leading Lithuanian business newspaper Verslo Žinios in developing a business-to-business portal *verslas.com*. Infrastructure and Internet services are rendered by Lietuvos Telekomas, while media content, advertising and marketing services are provided by Verslo Žinios.

Data Communication Services

ISDN Services

Lietuvos Telekomas provides *ISDN Duetas* and *ISDN Srautas* services. *ISDN Duetas* service is popular with residential customers. The number of *ISDN Duetas* channels used by residential customers increased from 264 at the end of 2000 up to 1,484 at the end of 2001. In 2001, Lietuvos Telekomas had around 6,200 *ISDN Duetas* and 350 *ISDN Srautas* connections in service, whereas the total number of ISDN channels amounted to 23 thousand (15 thousand channels at the end of 2000).

During 2001, Lietuvos Telekomas launched a new ISDN service under the brand name *ISDN Duetas Plius*. The service is used for the Internet access (no modem is required) and for authorisation of bank cards in the shopping centres. The service is targeted at residential customers, small and medium size businesses.

Broadband Network

The broadband network based on the Gigabit Ethernet optic network technology is available in five biggest cities of Lithuania. The broadband network with the state-of-the-art high-speed connection and data communication technologies allows business customers to connect their remote units into a single network, while data communication is taking place in real time.

Frame Relay

An increasing number of retail store chains, banks and other businesses consider Frame Relay as a proper technology to connect their units spread all over the country to the corporate network. During 2001 the number of Frame Relay connections grew by 1.5 times.

In November 2001 Lietuvos Telekomo Verslo Sprendimai implemented a network solution for interbank data exchange. By employing the Frame Relay technology, all Lithuanian commercial banks and foreign banks' representative offices were connected to the TARPBANK information exchange system of the Bank

of Lithuania, introduced taking into consideration the requirements of the European Union. Implementation of the Frame Relay solution enables banks to exchange data in real time.

Leased Lines

During 2001, Lietuvos Telekomas continued provision of analogue and digital leased lines services for business customers. The sales of the digital leased lines grew up by 2 times compared to the figures of the year 2000.

X.25 Protocol

In 2001, the Company introduced a uniform phone number for the access to the X.25 network via the fixed-line telephone network. This service is widely employed for authorisation of bank cards.

Videoconferencing Services

During the year 2001, videoconferencing services were wining popularity in Lithuania. Lietuvos Telekomas arranged a number of videoconferences. Last year the major users of videoconferencing services provided by Lietuvos Telekomas were as follows: Merck Sharp & Dohme Idea, Janssen Pharmaceutica N.V, Philip Morris Lietuva, Tamro, Alna, Baltic Management Institute, etc.

Wholesale Services

Wholesale activities will become an important area of Lietuvos Telekomas business after liberalisation of the Lithuanian telecommunications market on 1 January 2003. Therefore, on 1 November 2001, the Company set up a separate Wholesale Department.

The main goal of the Company is to get ready for full competition on the fixed-line telephony market and become the most attractive provider of wholesale products and services in the near future. The main tasks are rational purchase of capacity, development and efficient sales of wholesale services. The Wholesale Department handles network interconnection agreements with domestic and international operators, sells high-speed channels and other services to telecommunications operators, Internet service providers and cable televisions.

Due to increased usage of the Internet, in 2001 the Company increased its access bandwidth to the international IP networks from 50 to 102 Mbps, while the access bandwidth of Internet for Internet service providers was expanded from 19.4 to 41.7 Mbps.

In 2001, the Company concluded agreements with local mobile operators Omnitel and Bite GSM on the lease of high-capacity (155 Mbps) intercity data transmission flows. Lietuvos Telekomas and Swedish telecommunications company Telia signed an agreement on provision of the network capacity to the GEANT network. According to the agreement, Lietuvos Telekomas provides an international high-speed channel to Stockholm for the company Litnet in order to connect the network of Lithuanian universities into the common European network of universities.

In cooperation with Lattelekom and Eesti Telefon companies, Lietuvos Telekomas is engaged in development of the Baltic ATM Ring to connect networks of three companies into one ATM network.

Other Services

Teleshops

At the end of 2001, the Company had 17 retail outlets all over the country for the sale of telecommunications equipment. The sale of equipment is not considered to be a part of Lietuvos Telekomas' core business and the decision was made to outsource it.

Telegraph and Telex

Due to a low demand for telegraph and telex services, on 1 January 2001, Lietuvos Telekomas terminated provision of them. Currently, international telegraph and telex services are offered to customers via Eesti Telefon or via the Internet.

Construction of the Network

In 2001, UAB Comliet started provision of the network designing and construction services. In cooperation with other members of Lietuvos Telekomas' Group, Comliet participated in a number of projects related to implementation of complex telecommunications solutions, including construction of the network.

Publishing of Telephone Directories

In 2001, Lintel updated and published telephone directories of all ten counties of Lithuania. The directories were distributed free of charge to residential and business customers.

Customer Care

During 2001 Lietuvos Telekomas made significant changes and improvements in the customer care field. Lietuvos Telekomas completed the Call Centres' project, started to prompt distance customer service, implemented the new Customer Care and Billing System and launched the new Network Management System.

Call Centres

During 2001 Call Centres serviced around 6 million calls. Toll-free short numbers 117, 119 and 1515 provide information about Lietuvos Telekomas' services, tariffs and discount programmes as well as about billing of customers. These numbers are also used for receiving applications for installation of services, registration of customers' complaints and telephone line fault reports. Together with the Customer Care and Billing System, Call Centres allow Lietuvos Telekomas to move from face-to-face customer care to distance service of customers through these Centres. Customers are encouraged to use various modern means of communication with the Company such as phone, fax, e-mail and Internet. This might be a perfect way to save their time by handling any telecommunications service-related issues without leaving their offices or homes.

Customer Care and Billing System (CABS)

In June 2001, Lietuvos Telekomas completed implementation of the new Customer Care and Billing System. Migration of the data from the legacy billing system started in 2000 and was completed during the first half of 2001. From July 2001 customers have been receiving bimonthly bills for telecommunications services. The old billing system was closed.

Now the comprehensive data about new customers, including information on their visits or calls, is entered into the CABS. All the orders for new services are also recorded into the System. Thus the new System allows sales consultants to coordinate the whole process starting with submission of the request, followed by investigation of technical possibilities and ending with implementation of the service.

Sales Through the Sales Agents

In order to increase sales and reduce costs, in early 2001, Lietuvos Telekomas started development of the external sales network. The Company signed cooperation agreements with the sales agents. The list of services sold by the sales agents is constantly being expanded, including sales of such services as telephone lines, ISDN, ADSL, Centrex, digital leased lines, Frame Relay, Internet, etc. By the end of 2001, the Company had concluded about 40 agreements with the agents.

Network Infrastructure

Switching Network

During 2001 Lietuvos Telekomas continued restructuring its switching network, which is expected to feature 13 digital switches of extremely high capacity. By the end of 2001, the Company had already installed 12 local high capacity switches. The last digital switch will be installed in 2002.

During 2001 Lietuvos Telekomas completed digitisation of its network in Vilnius, Klaipeda and Neringa. At the end of 2001, the average digitisation rate of the network increased up to 65 per cent compared to the digitisation rate of 46.5 per cent in 2000. The rate of digitisation in five biggest cities reached 79 per cent, whereas digitisation of business customers increased up to 84 per cent.

By the end of 2002, the Company plans to fully digitise the remaining three largest cities of Lithuania - Kaunas, Siauliai and Panevezys as well as the majority of district centres. Upon fulfilment of these plans, the rate of digitisation of the total fixed-line telephony network in Lithuania will reach 85 per cent.

National Telephone Numbering Plan

In September 2001, Lietuvos Telekomas started implementation of the new National Numbering Plan approved by the Government of the Republic of Lithuania in June 2001. Implementation of the new Numbering Plan will increase the numbering capacity in Lithuania. This will allow providers of telecommunications services to expand the range of their services and improve their customer care.

Transmission Network

The transmission network of Lietuvos Telekomas consists of 6 regional and 3 national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology with a 2.5 Gbps capacity.

During 2001 the Company installed the first digital Wavelenght Division Multiplexing (WDM) transmission line connecting Kaunas and Marijampole. Lietuvos Telekomas increased capacity of its transmission network and introduced the new Primary Reference Clock in its synchronisation network. There are plans to expand the length of fibre optical network and to construct additional fibre optical cables crossing Lithuania's border with Latvia and Lithuania's border with Poland.

Access Network

The access network of Lietuvos Telekomas consisting of copper, wireless and city optical networks is being expanded in accordance with the market demand.

During 2001 Lietuvos Telekomas completed implementation of the DSL access technology and began provision of ADSL services to customers. The Company offers several types of the data downstream speed ranging from 128 to 512 Kbps and the types of the upstream speed - from 64 to 256 Kbps. In 2001, ADSL services were available in five biggest cities and more than 30 district centres. In the year 2002, the Company plans to increase the ADSL network coverage and capacity according to the market demand.

During 2001, in cooperation with mobile operators, Lietuvos Telekomas developed and tested a technical solution based on employment of the GSM technology for fixed - mobile connections. This solution will speed up digitisation of lines in rural areas.

In its access network Lietuvos Telekomas introduced a wireless Point-to-Point access technology used for transmission of any kind of traffic (up to 2 Mbps) to the end-users. The Company also expanded its metropolitan Ethernet network in Vilnius city.

Data Communication Network

Due to a rapid growth of the data traffic, capacity of the national ATM backbone network of Lietuvos Telekomas was doubled, while the international Internet link capacity was extended from 50 Mbps to 102 Mbps.

At the beginning of 2001, the Company installed new Internet access servers allowing servicing of over 3,800 simultaneous users of the Internet dial-up access. In May 2001, Lietuvos Telekomas launched the Internet access service based on the ADSL access technology.

In 2002, there are plans to install the IP backbone network and to continue developing data communication services based on the DSL access technology.

Intelligent Network

During 2001 the Company deployed the Intelligent Network (IN) testing platform, which is the basic tool for Lietuvos Telekomas' Research and Development (R&D) Centre. The new platform enables faster development of value-added services based on the IN technology.

Network Management

During 2001 Lietuvos Telekomas completed implementation of the Network Management System. In order to improve the network control and faults elimination process, the Company introduced automatic alarm surveillance and trouble ticketing functions.

In 2001, the Company started introduction of the Network Information System (NIS). Currently, the System contains information about the access network, which enables more efficient allocation of its resources. There are plans to apply the NIS to the remaining parts of the network, too.

Tariffs for the services

In February 1998, the Company introduced local call tariffs and started rebalancing of tariffs for its services. Tariffs are rebalanced following the price cap formula provided in the Telecommunications Activities Licence No. 174/97. According to it, AB Lietuvos Telekomas has a right to increase its tariffs by 10 per cent plus inflation rate. By tariffs rebalancing, the Company seeks to achieve better correspondence between revenue from services and expenses of services. Tariffs for telecommunication services were rebalanced in April 1999, February 2000 and January 2001 by increasing the tariffs for domestic calls and reducing the tariffs for international calls and calls to mobile networks.

In November 2000, the Company cut down the telephone line installation fee for all customers' groups to 300 litas followed by a further reduction in the installation fee to 250 litas in May 2001.

From 1 June 2001 till 1 August 2001 the monthly fee for residential and business customers was reduced to 15 litas (incl. VAT) and 28 litas (incl. VAT), respectively.

From 1 August 2001 all calls in the fixed telephony network and calls from the fixed network to mobile networks are calculated on the second-rounding basis and call set-up charge is introduced.

Socially disadvantaged customers (from 1 August 2001 until 31 December 2001) and retired customers (from 1 September 2001 until 31 December 2001) (around 400,000 customers in total) were paying the reduced monthly subscription fee of 17 litas. From the beginning of 2002 till the year the fee is further reduced to 16 litas.

From 1 September 2001 local calls off-peak and night time tariffs were reduced from 0.08 to 0.06 litas and from 0.04 to 0.03 litas, respectively.

Tariffs for main Lietuvos Telekomas' telecommunications services (litas, VAT included)

Services	From 1 Aug 2001	1 Jan 2001- 1 Aug 2001	1 Feb 2000 - 1 Jan 2001	1 Apr 1999- 1 Feb 2000	Till 1 Aug 1999
Call set-up charge	0.12				
Local calls (a):	0.11	0.12	0.09	0.08	0.07
Off-peak time (b)	0.08	0.08	0.05	0.04	0.05
Night time (c)	0.04	0.04			
Long-distance calls (a)	0.40	0.37	0.37	0.38	0.30
Off-peak time (b)	0.30	0.25	0.19	0.19	0.15
Night time (c)	0.12	0.12			
International calls (average price of one off-peak minute) (d)	2.85	2.85	3.26	3.43	3.85
Calls to mobile networks (average price of one off-peak minute)	1.54	1.54	1.75	1.95	1.95
Installation of the digital line to residents	250.00	300.00	500.00	600.00	700.00
Installation of the digital line to business customers	250.00	300.00	700.00	900.00	1121.00
Installation of the analogous line to residents	250.00	300.00	300.00	250.00	130.00
Installation of the analogous line to business customers	250.00	300.00	500.00	500.00	472.00
Subscription fee for residents	19.00	17.00	17.00	13.00	10.00
Subscription fee for business customers	28.00	30.00	36.00	36.00	30.00

NOTES: (a) From 1 January 2001 peak time is from 7 a.m. till 8 p.m. on business days; (b) From 1 January 2001 off-peak time is from 6 a.m. till 7 a.m. and from 8 p.m. till 12 p.m. on business days, and from 6 a.m. till 12 p.m. on holidays and weekends; (c) Night time is from 12 p.m. till 6 a.m. 7 days a week; (d) During off-peak time – business days from 10 p.m. till 6 a.m., all round the clock on holidays and weekends – international calls are charged 70 per cent of the tariff.

27. Sales markets

The Telecommunications Activities Licence No. 174/97 issued for AB Lietuvos Telekomas grants the right to the Company to provide telecommunications services in the Republic of Lithuania.

The Customer Service Department of AB Lietuvos Telekomas serves both residential and business customers. The Company's daughter company UAB Lietuvos Telekomo Verslo Sprendimai provides services and solutions to major customers of Lietuvos Telekomas.

The majority of Lietuvos Telekomas' services are provided following the long-term agreements with its subscribers.

28. Procurement

The following companies were major suppliers of the network and telecommunications equipment and providers of services to AB Lietuvos Telekomas in 2001: UAB Siemens (switching and digital subscriber line (DSL) equipment), UAB Ericsson Lietuva (switching and wireless access equipment), UAB Nokia (wireless access and digital subscriber line (DSL) equipment), UAB Comliet (network construction and maintenance services), UAB Hewlett Packard (network management system), UAB Merko Statyba (renovation and construction services), UAB Blue Bridge (servers and personal computers), UAB Lintel (publishing and distribution of directory,

and telemarketing services), UAB Cygate Lietuva (data communication equipment), NK Cables Ltd. (Finland) (copper and fibre optical cables for telecommunications), Teletekno Oy (Finland) (telecommunications access network equipment).

AB Lietuvos Telekomas usually concludes single agreements for provision of the network and telecommunications equipment.

29. Real estate and other fixed assets

By the right of ownership, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, owns a land plot of 1.5041 ha in Vilnius at Savanoriu ave. 28. Lietuvos Telekomas leases that land plot from UAB Lintel. The remaining land under buildings and telecommunications equipment of Lietuvos Telekomas' Group is leased from the State. Due to specifics of the Company's activities, leased land plots are spread all over Lithuania. The total area of the leased land is 99.14 ha.

Fixed assets of AB Lietuvos Telekomas' Group

Category	Number of items	Book value as of 31 December 2001 (in thousand of litas)
Land	1,5041 ha	1,459
Buildings	1,142	201,082
Machinery and equipment:		
Constructions	n/a	129,472
Transmission equipment	n/a	333,278
Switching equipment	n/a	596,084
PCs and equipment	n/a	107,472
Other machinery and equipment	n/a	56,072
Machinery and equipment, total		1,222,378
Means of transportation	1,665	27,521
Other tangible fixed assets	n/a	39,582
Construction in progress (machinery and equipment)		50,239
Prepayment for fixed assets	n/a	31
Fixed assets, total		1,542,292

30. Risk factors associated with the Issuer's activities

The main risk factors associated with the activities of AB Lietuvos Telekomas are as follows:

- General economic situation in the Republic of Lithuania.
- Re-pegging of the national currency from the US dollar to euro.
- Changes in the Lithuanian legislation.
- Changes in regulation of accounting and taxation systems.
- Changes in legal regulation of the Company's activities.

31. Termination or reduction of production, which has had a material impact on the Issuer's results during the last two fiscal (business) years

----

32. Patents, licences, contracts

In the Republic of Lithuania telecommunications activities, based on limited resources such as radio frequencies and telephone numbering, are subject to licensing.

The Telecommunication Activities Licence No. 174/97 issued by the Ministry of Transportation and Communications of the Republic of Lithuania on 31 October 1997, amended on 29 June 1998 grants the right to the Company to provide the following telecommunications services: international, long-distance and local public fixed line telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of the public switched telecommunications network used for provision of the above-mentioned services. The licence is valid till 31 October 2007.

The Lithuanian Law on Telecommunications (passed on 9 June 1998) and the Telecommunication Activities Licence grants the Company an exclusive right to be the only operator and provider of public fixed line telephony services till 31 December 2002, and an exclusive right to operate the telecommunications network switching and other equipment for provision of voice telephony services and to provide connection to the public switched telecommunications network of other countries, which are used for provision of voice telephony services.

AB Lietuvos Telekomas' daughter company UAB Comliet has the licence to provide NMT-450 standard mobile communication services in Lithuania.

Copyright and other intellectual property rights (licences) are obtained following the agreements. Trade marks of Lietuvos Telekomas' services and main products are registered following the procedure established by the laws of the Republic of Lithuania.

33. Litigation and arbitration

In 2001, there were no litigations, which could have had a material impact on the financial results of AB Lietuvos Telekomas.

34. Personnel

Number of AB Lietuvos Telekomas' Group employees at the end of the year:

31 December 2001	31 December 2000	31 December 1999
5,749	6,357	7,122

Organisational changes and development of the Company's business have determined the most relevant human resources management areas. Latest business innovations have resulted in constant decrease in number of jobs requiring low qualification and a growing need for the jobs requiring management, technical and specific business know-how. The changing nature of jobs altered competence requirements for the staff performing these jobs. Lietuvos Telekomas devoted much attention to competence development and human resources management. With the aim to maintain highly competent and educated employees, the Company continued to look for new motivation, selection and performance appraisal techniques. Competence planning and performance management will help employees to be more aware of the corporate goals, enable a more objective evaluation of each employee's contribution to the final result and define more specific development needs and career opportunities for the employees.

With the changes in the organisational structure and job requirements, staff mobility inside the Company has become a common phenomenon. All vacant and new positions are advertised on the Company's intranet page. Successful selection of the most suitable employees is facilitated by

a flexible internal selection system whose first phase – selection of job positions, filling in and sending application forms – is fully computerised. Those leaving the Company due to the organisational changes in 2001 were offered favourable dismissal conditions, while interviews with highly qualified voluntary leavers helped to find prevention tools for maintaining the best employees. In order to keep, attract and recruit the best staff, in 2001 Lietuvos Telekomas implemented the second High Potential Development Programme, started the second Graduate Trainee Programme, supported educational student events at universities and participated in the International Traineeship Exchange Programme.

In the rapidly changing environment it is essential that managers communicate information on the Company's business strategy and priorities to their employees in a timely and accurate manner, and the employees have sufficient competence to implement the strategy and goals. During 2001 the Company allocated 3.9 million litas for its staff development (equivalent to 9.6 training days per employee). Special attention was paid to the development of middle management competence by launching a programme for the development of management, leadership, teamwork, human resources management as well as communication skills. During the year about 190 middle managers developed knowledge and skills according to this programme. The training was delivered by external consultants and by Company's top managers and experts from special business fields. The Company continued to support its employees' aspirations to develop their competence by studying in post-graduate study programmes at higher education institutions and provided support to the development of post-graduate study programmes in management offered by the International School of Management and Baltic Management Institute.

At the beginning of 2002, due to UAB Comliet's takeover of the activities connected with implementation and maintenance of telecommunications services from AB Lietuvos Telekomas, 1,729 employees of AB Lietuvos Telekomas were transferred to UAB Comliet.

Information about employees of AB Lietuvos Telekomas as of 15 May 2002

Group of employees	Average number of employees	Education				Average monthly salary (in litas)
		University	College	High school	Not completed high school	
Managers	55	54	1	--	--	6,399
Middle managers	420	354	47	19	--	2,870
Office employees	366	143	112	109	2	1,539
Specialists	1,415	809	350	255	1	1,643
Junior Specialists	19	15	2	1	1	1,715
Workers	215	8	65	138	4	1,045
Total	2,490	1 383	577	522	8	

Collective Bargaining Agreement

The new Collective Bargaining Agreement between AB Lietuvos Telekomas and Trade Union of Communication Employees came into force on 1 October 2001. It stipulates labour, remuneration, labour organisation, safety at work, recreation and other conditions for the Company's employees.

Seeking to build up the positive image of the Company and be competitive on the market, much attention in the Collective Bargaining Agreement is devoted to employees' competence development and actions targeted at attracting competent and skilful new employees in the

future as well as at retaining the existing ones. The Collective Bargaining Agreement provides for creation of conditions for employees' performance improvement and self-development, compliance with the safety at work requirements, development of employees' competence by constantly organising technical workshops due to modernisation of technologies and changes in labour organisation, creating possibilities for improvement of employees' qualification or alter their specialisation.

AB Lietuvos Telekomas grants a number of social guarantees to its employees:

1. From 1 April 2002 the minimal salary level in the Company should be no less than 800 litas.
2. If the employee is recalled from her/his vacation by the mutual written agreement she/he is paid 1.5 of his hourly tariff (monthly salary) for the days worked during her/his vacations, and later she/he is granted the unused vacation time at her/his own convenience upon coordination with the employer.
3. For the over time employees are paid 1.75 of their salary amount and for the work at night – a double salary.
4. The Company supports the employees, who are moving to another permanent working place in another region within the territory of Republic of Lithuania, providing them with a compensation for migration.
5. In order that employees have better recreation during their vacations, they are paid a special vacation allowance.
6. The Company concludes agreements with its employees, who are changing their specialisation, are willing to study and develop their competence on covering their tuition fee. The employer pays for the studies and grants scholarships under conditions set in the agreements.
7. The Company pays much attention to development of the employees' managerial, technical, computer literacy and other skills. Development of the employees' qualification is the priority of AB Lietuvos Telekomas.
8. Free vacancies are primarily offered to employees of the Company.
9. All employees of the Company are insured against accidences 24 hours a day, 7 days a week.
10. In case of the death of the employee's father, mother, wife, husband or child, the employee is given a three-day leave retaining her/his average salary and allowance equal to 8 Minimum Living Standards, flowers and a funeral wreath. In case of the death of the Company's employee (regardless of the time she/he worked in the Company), all funeral expenses (except funeral dinner) are reimbursed.
11. The Social Needs Fund, which is established in AB Lietuvos Telekomas, is managed by the committee comprising representatives of the employer and Trade Union. The Fund is used for various employees needs: leasing of sport halls, sports and cultural events, support of employees facing material difficulties.
12. The Company provides for a possibility to pay the annual bonus of up to 80 per cent of the employee's monthly salary.
13. The Company obliges to review salaries due to the inflation, providing that it exceeds 3 per cent level.
14. 24th December (Christmas Eve) is always a paid holiday in the Company.

Following the principles of democracy, openness and transparency once per quarter the employer informs both members and non-members of the Trade Union about the Company's activities results and prospects as well as about implementation of the Collective Bargaining

Agreement. Every month management of AB Lietuvos Telekomas is obliged to provide employees with the information about speciality training courses organised by the labour exchange as well as to create conditions for employees who are leaving the Company to attend such courses and to pay for them.

35. Investment policy

As of 31 December 2001, AB Lietuvos Telekomas owned 100 per cent of shares of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Comliet, UAB Lintel and UAB Baltijos Informaciniu Duomenu Valdymo Centras. UAB Lintel owns 100 per cent of shares of UAB Lintkom. Lietuvos Telekomas also owns 60 per cent of UAB Voicecom and 30 per cent of UAB Verslo Portalas shares. The Company is the only founder of the non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

Companies in which AB Lietuvos Telekomas as of 31 December 2001 held more than 30 per cent of their share capital

	UAB Lietuvos Telekomo Verslo Sprendimai	UAB Lintel	UAB Comliet	VsI Lietuvos Telekomo Sporto Klubas
Official address	Verkiu st 7-K27, 2042 Vilnius	Verkiu st 7-K27, 2042 Vilnius	Architektu 146, 2049 Vilnius	Savanoriu ave. 28, 2600 Vilnius
Activities	Services and solutions to business customers	Directory Inquiry Service, telemarketing, asset management	Design and construction of the telecommunications network	Sports club facilities
Type of shares	ORS	ORS	ORS	--
Number of shares	20,000	2,800,000	2,000	--
Nominal value of shares (in litas)	1,000	10	500	--
Shared capital (in litas)	20,000,000	28,000,000	1,000,000	--
Part of the capital and votes held by Lietuvos Telekomas (%)	100	100	100	100
Not paid-in part of Lietuvos Telekomas in share capital	--	--	--	--
Net profit (loss) for the year 2001 (in thousand of litas)	198	14,331	168	286
Dividends for the year 2001 paid to Lietuvos Telekomas	--	--	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	--	82,500	--	920
Loans provided to Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	6,000	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--	--
Ratio of current liabilities to current assets (%)	10.6	70.0	27.9	145.0
Ratio of total liabilities to total assets (%)	10.4	38.5	24.7	75.1

	UAB Baltijos Informaciniu Duomenu Valdymo Centras	UAB Voicecom	UAB Verslo Portalas
Official address	Zirmunu st. 141, 2038 Vilnius	Eiguliu st. 14 2049 Vilnius	A. Gostauto st. 12a 2001 Vilnius
Activities	Information technology services	Internet telephony services	Internet portal verslas.com
Type of shares	ORS	ORS	ORS
Number of shares	100	100	20 000
Nominal value of shares (in litas)	100	100	1
Shared capital (in litas)	10 000	10 000	20 000
Part of the capital and votes held by Lietuvos Telekomas (%)	100	60	30
Not paid-in part of Lietuvos Telekomas in share capital	--	--	--
Net profit (loss) for the year 2001 (in thousand of litas)	--	(24)	(24)
Dividends for the year 2001 paid to Lietuvos Telekomas	--	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	--	--	--
Loans provided to Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--
Ratio of current liabilities to current assets (%)	--	101.8	0.4
Ratio of total liabilities to total assets (%)	--	100.4	0.3

Major investment projects, the value of which exceeds 10 per cent of AB Lietuvos Telekomas' share capital, implemented during the recent three years

Name of the project	Value of the project (in thousand of litas)	Source of financing
Customer Care and Billing System (CABS) (1999 – 2001)	160,000	Company's funds

In 2001, total investments of Lietuvos Telekomas' Group were LTL 368.4 million (in 2000: LTL 517 million) as the major planned capital expenditures have already been made in previous years. The largest part of investments (around 75 per cent) was allocated to the Company's network.

At the end of 2001, the total digitisation rate of Lietuvos Telekomas' network reached 64.9 per cent with fully digitised network in Vilnius and Klaipeda. During the year 2002 the network in Kaunas, Panevezys and Siauliai is planned to be 100 per cent digitised, too.

In June 2001, Lietuvos Telekomas completed implementation of the new Customer Care and Billing System and in July the Company started sending bills for telecommunications services to its residential customers. By the end of October, all customers of the Company had received bills. Lietuvos Telekomas invested a total of about LTL 160 million into the new System.

36. Competitors

The Lithuanian Law on Telecommunications grants the Company an exclusive right to be the only operator and provider of public fixed telephony services till 31 December 2002.

On the voice telephony market Lietuvos Telekomas competes with mobile operators UAB Omnitel, UAB Bite GSM and UAB Tele2. Omnitel and Bite GSM also provide international calls, using their own international channels.

On the markets of data communication and Internet services the major competitors of Lietuvos Telekomas are UAB Omnitel, UAB Bite GSM, UAB Delfi, VI Infostruktura, other Internet (dial-up, wireless, cable access) service providers.

37. Dividends paid

Year	Dividends (in litas)	Amount of dividends per share (in litas)	Part of share's nominal value (%)
1997	28,521,947	0.035	3.5
1998	28,521,947	0.035	3.5
1999	71,208,000	0.087	8.7
2000	122,236,914	0.15	15.0
2001 (a)	89,640,404	0.11	11.0

NOTE: (a) On 26 April 2002, the Annual General Meeting of the Company's Shareholders resolved to pay 89,640,404 litas as dividend for the year 2001. Following the Lithuanian Company Law, dividends will be paid no later than 3 month after the resolution concerning the profit distribution was adopted. On 24 June 2002, the Company plans to start the payout of dividends for the year 2001.

Following the laws of the Republic of Lithuania, dividends are taxable at a rate of 29 per cent.

V. Financial status

38. Financial reports

The following consolidated and audited financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Accounting Standards. As of 31 December 2001, Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, and its daughter companies UAB Lietuvos Telekomo Verslo Sprendimai, UAB Comliet, UAB Lintel, UAB Baltijos Informaciniu Duomenu Valdymo Centras and VsI Lietuvos Telekomo Sporto Klubas. AB Lietuvos Telekomas also owned 60 per cent of UAB Voicecom and 30 per cent of UAB Verslo Portalas.

38.1. Balance Sheet (in thousand of litas)

	31 December 2001	31 December 2000 (a)	31 December 1999 (a)
Non-current assets			
Property, plant and equipment	1,542,261	1,598,842	1,587,341
Intangible assets	248,210	255,788	91,603
Prepayments for non-current assets	31	626	133
Investments	206	13	48
Non-current receivables	46	45	194
Total	1,790,754	1,855,314	1,679,319
Current assets			
Inventories	1,757	12,735	23,589
Assets held for sale	29,498	-	52,986
Receivable, prepayments and accrued revenue	238,804	195,456	233,702
Cash and cash equivalents	47,902	43,752	18,324
Total	317,961	251,943	328,601
TOTAL ASSETS	**2,108,715**	**2,107,257**	**2,007,920**
Shareholders' equity	1,236,989	1,173,408	1,052,994
Non-current liabilities			
Deferred tax liability	445,177	425,040	485,068
Grants	136,191	179,443	86,840
Borrowings	16,977	19,309	14,123
Total	598,345	623,792	586,031
Current liabilities			
Trade, other payables and accrued liabilities	127,151	127,165	92,825
Borrowings	146,230	182,892	276,070
Total	273,381	310,057	368,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,108,715**	**2,107,257**	**2,007,920**

NOTE: (a) An amount of 6,232 thousand litas in the balance sheet as of 31 December 2000 is moved from "Property, plant and equipment" to "Intangible assets"; an amount of 626 thousand litas (133 thousand litas in balance sheet as of 31 December 1999) is showed as a separate "Prepayments for non-current assets" and amount of 4,051 thousand litas is transferred from non-current to current borrowings.

38.2. Profit (Loss) Statement (in thousand of litas)

	2001	2000	1999
Revenue	**1,058,466**	**1,038,577**	**980,299**
Expenses	**(494,094)**	**(514,956)**	**(566,450)**
Employee-related expenses	(191,504)	(202,853)	(230,547)
Expenses for operators' services	(115,342)	(107,468)	(122,176)
Other operating expenses	(187,248)	(204,635)	(213,727)
EBITDA	**564,372**	**523,621**	**413,849**
Depreciation, amortisation and impairment charge (a)	(381,567)	(321,453)	(248,222)
Gain on sales of investments	2,857 (b)	168,585 (c)	--
Operating profit	**185,662**	**370,753**	**165,627**
Finance costs, net	(46,999)	(37,735)	(21,355)
Share of result of subsidiaries before tax	---	---	(1,944)
Profit before profit tax	**138,663**	**333,018**	**142,328**
Profit tax	43,048	(92,604)	(37,963)
Group profit before minority interest	181,711	240,414	104,365
Minority interest	4	--	---
NET PROFIT	**181,715**	**240,414** (d)	**104,365**
Earnings per share (in litas) (e)	0.23	0.30	0.13

NOTES: (a) New depreciation rates applied from 1 January 2000; (b) Gain on sales of governmental securities; (c) Gain on sales of UAB Bite GSM, UAB Mokejimo Korteliu Sistemos and AB Vilniaus Bankas shares; (d) Net profit excluding the gain of sales of shares is 115,294 thousand litas; (e) For calculation of earnings per share, the treasury stocks are excluded, therefore the average number of shares for the year 2000 was 793,830 thousand, for the year 2001 – 776,818 thousand.

Profit (Loss) Distribution Statement (in litas)

AB Lietuvos Telekomas' Profit (Loss) Distribution Statement is prepared following the laws of the Republic of Lithuania and based on the financial statements prepared following the Lithuanian Accounting Principals.

According to Lithuanian Accounting Principles (LAP), which differ from International Accounting Standards in a number of material aspects, the Company's result for the year 2001 was a net loss of 63,235 thousand Litas.

The explanation of major differences between Lietuvos Telekomas' Profit (Loss) Statements prepared in accordance with International Accounting Standards (IAS) and Lithuanian Accounting Principles (LAP) is presented below (in thousand of litas):

Net result for 2001 in accordance with IAS	**181,714**
1. Deferred profit tax	-145,722
2. Differences in depreciation and amortisation rates between IAS and LAP	-250,781
3. Differences relating to accounting for Investment in Subsidiaries	149,643
4. Other differences	1,911
Net result for 2001 in accordance with LAP	**-63,235**

The deferred profit tax liability in the Company's financial statements prepared according to LAP was recorded only as at 31 December 2001, therefore, there is a difference of 145,722 thousand litas between the net results according to IAS and to LAP. Also, for a significant part of tangible fixed assets and intangible assets Lietuvos Telekomas applies shorter useful lives in the financial statements prepared according to IAS as compared to the useful lives applied to the Company's assets according to Lithuanian taxation rules. In financial statements as at 31 December 2001 prepared according to LAP the adjustment was made to unify depreciation and amortisation rates with the rates applied under IAS. This had a negative effect of 250,781 thousand litas on the Company's net result for 2001 accounted according to LAP. The balance sheet of the Company as at 31 December 2001 prepared in accordance with LAP includes Investments in Subsidiaries, which are stated at cost, whereas the balance sheet as at the same date prepared in accordance with IAS shows these investments based on the equity method. As at 31 December 2001, Lietuvos Telekomas adopted the IAS approach with respect to its investments in subsidiaries, i.e. the equity method.

	2001	2000	1999
Profit for distribution			
Retained earning at the beginning of the reporting period	454,202,474	327,133,915	228,880,879
Net profit of the reporting period	(63,234,937)	272,463,607	224,397,417
Distributable profit at the end of the reporting period	390,967,537	599,597,522	453,278,296
Transfers from reserves	--	--	--
Profit for distribution, total	**390,967,537**	**599,597,522**	**453,278,296**
Distribution of the profit:			
To legal reserves	0	22,618,134	22,663,915
To other reserves	--	--	--
Dividends	89,640,404	122,236,914	71,209,000
Tantiemes for members of the Board	486,000	540,000	540,000
Other	--	--	31,731,466
Distributed, total	**90,126,404**	**145,395,048**	**126,144,381**
Retained earnings transferred to the next fiscal year	**300,841,133**	**454,202,474**	**327,133,915**

38.3. Cash Flow Statements (in thousand of litas)

	2001	2000 (a)	1999
Operating activities:			
Net profit for the period	181,715	240,414	104,365
Depreciation and amortisation	381,567	321,453	248,222
Changes in deferred tax	(43,048)	92,602	37,958
Provisions and write-offs	28,482	28,993	30,666
(Gain) loss on sale of fixed assets	(1,559)	(10,697)	3,350
(Gain) loss on sale of investments	(2,857)	(168,585)	--
Change in restructuring provision	5,391	--	--
Result of the equity method accounting for investments in subsidiaries	--	--	1,233
Financial activities, net	41,346	39,363	28,475
Changes in working liabilities	(102,492)	30,855	(30,626)
Interest paid (on loans)	(37,993)	(58,088)	(18,390)
Net cash from operating activities	450,552	516,310	405,253
Investing activities:			
Capital expenditure on fixed assets, net	(356,475)	(504,467)	(531,830)
Disposal of investments, net	2,665	93,575	(50,355)
Interest received	3,578	8,490	1,048
Dividends received	--	625	1,106
Net cash (to) from investing activities	(350,232)	(401,777)	(580,031)
Financing activities:			
Changes in non-current borrowings	(128,036)	10,104	265,191
Changes in current borrowings	--	(40,000)	(80,000)
Proceeds from issue of bonds	150,000	12,000	--
Dividends (paid)	(118,134)	(71,209)	(28,522)
Net cash from financing activities	(96,170)	(89,105)	156,669
Net changes in cash and cash equivalents	**4,150**	**25,428**	**(18,109)**
Cash and cash equivalents at the beginning of the period	**43,752**	**18,324**	**36,433**
Cash and cash equivalents at the end of the period	**47,902**	**43,752**	**18,324**

NOTE: (a) Prepayments for non-current assets in cash flow statements for the year 1999 and 2000 are moved from Investing activities to Changes in working capital, Interest paid on loans are moved from Financial activities to Operating activities, and the amount of 2,144 thousand litas as cash deposited as a guarantee (in the statement for 2000) is attributed to cash and cash equivalents.

38.4. Explanatory letter

As of 31 December 2001, Lietuvos Telekomas' Group consisted of AB Lietuvos Telekomas, (Savanoriu ave. 28, 2600 Vilnius) and its daughter companies: UAB Lietuvos Telekomo Verslo Sprendimai (Verkiu str. 7-K27, 2042 Vilnius), UAB Lintel (Verkiu str. 7-K27, 2042 Vilnius), UAB Comliet (Architektu str. 146, 2049 Vilnius), UAB Baltijos Informaciniu Duomenu Valdymo Centras (Zirmunu str. 141, 2038 Vilnius) and VsI Lietuvos Telekomo Sporto Klubas (Savanoriu ave. 28, 2600 Vilnius). AB Lietuvos Telekomas also owned 60 per cent of UAB Voicecom (Eiguliu str. 14, 2049 Vilnius) and 30 per cent of UAB Verslo Portalas (A. Gostauto str. 12a, 2001 Vilnius) shares. UAB Lintel has its daughter company UAB Lintkom (Verkiu str. 7-K47, 2600 Vilnius). In 2001, UAB Baltijos Informaciniu Duomenu Valdymo Centras was not carrying any activities.

Consolidated financial statements of Lietuvos Telekomas' Group combine financial statements of AB Lietuvos Telekomas and its daughter companies: UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Voicecom, UAB Baltijos Informaciniu Duomenu Valdymo Centras and VsI Lietuvos Telekomo Sporto Klubas added together on a line-by-line basis, eliminating the book value of the related investments against the Group's share of equity, and, in the case of not fully owned subsidiaries, the Group recognises a minority interest consisting of the portion of net income and net assets attributable to the interest owned by the third party. Investments in associated undertakings, where AB Lietuvos Telekomas has between 20 and 50 per cent, are accounted for by the equity method of accounting. Consolidated financial statements of UAB Lintel combine financial statements of UAB Lintel and UAB Lintkom. All statements are prepared on the basis of the same accounting principles.

In the third quarter of 2001, the revenue reporting categories were reorganised in order to better reflect the Group's revenue generation structure.

Revenue of AB Lietuvos Telekomas' Group in 2001 (in thousand of litas)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Fixed telephony services:					
Subscription, installation and other charges	56,492	53,378	55,251	55,644	220,765
Domestic traffic revenue	128,802	124,922	110,209	113,779	477,712
International traffic revenue	21,864	22,726	19,129	18,115	81,834
Payphones revenue	5,593	6,787	6,917	5,127	24,424
Fixed telephony revenue, total	212,751	207,813	191,506	192,665	804,735
Network interconnection services revenue	28,967	32,897	38,509	37,407	137,780
Internet and data communication revenue	13,868	16,645	18,105	19,378	67,996
Leased lines revenue	5,687	5,614	5,610	8,374	25,285
Equipment sales and other revenue	4,947	6,397	5,471	5,855	22,670
Total revenue	266,220	269,366	259,201	263,679	1,058,466

Profit (loss) statement of Lietuvos Telekomas' Group for the year 2001 by quarters (in thousand of litas)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Revenue	**266,220**	**269,366**	**259,201**	**263,679**	**1,058,466**
Expenses	**118,022**	**123,140**	**111,205**	**141,727**	**494,094**
EBITDA	**148,198**	**146,226**	**147,996**	**121,952**	**564,372**
EBITDA margin	*55.7%*	*54.3%*	*57.1%*	*46.3%*	*53.3%*
Depreciation and amortisation	94,942	88,371	86,921	111,333	381,567
Gain from sale of investment	--	2,857	--	--	2,857
Operating profit	**53,256**	**60,712**	**61,075**	**10,619**	**185,662**
Finance costs, net	(10,498)	(12,019)	(11,980)	(12,502)	(46,999)
Profit before profit tax	**42,758**	**48,693**	**49,095**	**(1,883)**	**138,663**
Profit tax	(12,000)	(17,456)	(13,207)	85,711	43,048
Minority interest	4	(460)	(226)	686	4
NET PROFIT	**30,762**	**30,777**	**35,662**	**84,514**	**181,715**
Earnings per share (in litas)	0.040	0.040	0.046	0.109	0.234

Information about AB Lietuvos Telekomas' borrowings

Creditor	Currency	Book value as of 31 December 2001 (in thousand of litas)
Long term loans:		
Swedbank	USD	197,231
Nordic Investment Bank	USD	61,000
European Bank for Reconstruction and Development (a)	USD	50,000
AB Vilniaus Bankas	LTL	49,800
AB Vilniaus Bankas	LTL	39,843
Ericsson	DEM	6,306
AB Vilniaus Bankas (a)	DKK	4,004
DBTG	DKK	1,423
GVD Rahoitus	DEM	721
10 year bond (annual coupon - 12 per cent)	LTL	12,000
3 year bond (annual coupon – 10.15 per cent)	LTL	150,000
		572,328

NOTE: (a) The loans are guaranteed by the Republic of Lithuania.

39. Financial review

Financial Highlights in 2001

- Total revenue grew by 1.9 per cent to LTL 1,058.5 million compared with the revenue of LTL 1,038.6 million in the year 2000.
- Operating expenses amounted to LTL 494.1 million, which is a 4.1 per cent decrease compared to the year 2000.
- EBITDA rose by 7.8 per cent to LTL 564.4 million from LTL 523.6 million in 2000, and EBITDA margin was 53.3 per cent (50.4 per cent in 2000).
- Profit before profit tax was LTL 138.7 million, and net profit, including effect of changes in deferred profit tax liabilities, was LTL 181.7 million. The net profit margin was 17.2 per cent.
- Earnings per share in 2001 were LTL 0.23.

The consolidated financial statements of Lietuvos Telekomas' Group were prepared in accordance with International Accounting Standards (IAS).

Revenue

Total consolidated revenue of Lietuvos Telekomas' Group in 2001 was LTL 1,058.5 million, an increase by 1.9 per cent (in 2000: LTL 1,038.6 million, an increase by 5.9 per cent).

In the first half of 2001, revenue from fixed-line telephony services grew by 3.2 per cent compared to the same period in the year 2000. However, in the second half of 2001 fixed-line telephony revenue started to decline and, as a result, annual revenue from fixed-line telephony decreased by 0.5 per cent to LTL 804.7 million.

Revenue from subscription, installation and other charges went down by 9.8 per cent to LTL 220.8 million. The decrease was mainly caused by reduction of subscription fee for business customers from January 2001 and the decision made by Lietuvos Telekomas to temporarily reduce subscription charges for its socially disadvantaged customers from 1 August 2001 and for retired customers from 1 September (for 400,000 subscribers, in total). Also, in November 2000, the Company cut down a telephone line installation fee for all customers' groups followed by a further reduction in the installation fee in May 2001. This affected Company's revenue in 2001, too.

Revenue from domestic traffic showed a steady growth of 10.7 per cent in 2001 to LTL 477.7 million and made up 45.1 per cent of the total revenue. A moderate growth in the revenue from domestic traffic is explained by introduction of calculation of call charges on a per-second basis and call set-up charge on 1 August as well as by an overall lower domestic traffic volume.

Due to the significantly decreased usage of payphones, especially in urban areas, in 2001, revenue from payphones went down by 11.5 per cent to LTL 24.4 million and amounted to 2.3 per cent of the total revenue. Therefore, during 2001 Lietuvos Telekomas reduced its total number of payphones by 5 per cent to 7,223.

Compared to the previous year, revenue from international calls decreased by 22 per cent to LTL 81.8 million and made up 7.7 per cent of the total revenue. Historically, high tariffs for international calls cross-subsidised low tariffs for local calls but from 1998 the Company has been rebalancing its tariff structure. This was also evident in 2001 when the Company significantly reduced its tariffs for international calls by a weighted average of approximately 12 per cent. The effect of lower tariffs was expected to be offset by an increase in international outgoing traffic. However, the international outgoing traffic went down by around 10 per cent due to the fierce competition from mobile and other operators' side. The Lithuanian Law on Telecommunications along with Lietuvos Telekomas' Activity Licence issued in 1998 provide that all outgoing and incoming international traffic from and to Lithuania should be terminated via the fixed-line

network of Lietuvos Telekomas. The exclusive rights period is due to end on 1 January 2003. In reality, there are contradictions regarding provision of international calls between the licences issued to telecommunications operators. According to Company's estimations, Lietuvos Telekomas' share of the international calls' market is about 60-70 per cent.

The wholesale business grew by 14.9 per cent in 2001 to LTL 137.8 million and comprised 13 per cent of the total revenue. This came as a result of the increase in traffic from mobile to fixed-line telephony network.

In 2001, revenue from Internet and data communication services was LTL 68 million, an increase by 68.7 per cent, and amounted to 6.4 per cent of the total Company's revenue.

Expenses

In 2001, the total operating expenses of Lietuvos Telekomas' Group decreased by 4.1 per cent to LTL 494.1 million (in 2000: LTL 515.0 million). This came as a result of reduced personnel expenses (including additional provisions for employees' redundancy payments made in the fourth quarter), less write-offs of assets and lower operating expenses of other kind. However, the operating expenses were partly offset by increased expenses for interconnection, maintenance of information systems and bad debts. During 2001 the expenses for bad debts increased by LTL 9.7 million.

In 2001, due to business restructuring and employment of new technologies, the number of employees decreased from 6,357 at the beginning of the year to 5,749 at the end of the year.

EBITDA for the full year was LTL 564.4 million, an increase by 7.8 per cent as compared to the year 2000. The EBITDA margin for 2001 was 53.3 per cent (2000: 50.4 per cent).

Depreciation

Deprecation and amortisation, including an impairment charge for the Company's property of LTL 19.9 million, were LTL 381.6 million in 2001, an increase by 18.7 per cent compared to the year 2000. This increase is attributed to the heavy investment programme carried out by the Company in the years 1999-2000.

Sales of investments

In 2001, the Company's gain on sales of investments, i.e. proceeds from the sale of Lithuanian Government Bonds, was as much as LTL 2.9 million, while in 2000 the gain on sales of investments amounted to LTL 168.6 million mainly due to the sale of Bite GSM shares.

Financial Activities

In 2001, net financial costs were LTL 47 million, an increase by 24.6 per cent. The increase was caused by significantly lower interest income and less gains on foreign exchange. Interest expenses in 2001 reduced even despite the increased net borrowings, including a three-year LTL 150 million Notes with an interest rate of 10.15 per cent issued by Lietuvos Telekomas in March 2001. A drop in interest expenses was mainly a result of the lower floating interest rate on the US dollar denominated debt in the borrowing portfolio.

Provision of LTL 2.1 million for the possible fine imposed by the decision of the Lithuanian Competition Council adopted on 21 February 2002 was charged to the financial expenses in 2001. On 22 March 2002, the Company made an appeal against this decision.

In 2001, profit before profit tax was LTL 138.7 million, a drop by 20.3 per cent compared to the profit before profit tax in 2000, excluding the one-time gain on the sales of Bite GSM shares.

Net Profit

Net profit for 2001 was LTL 181.7 million, an increase by 57.6 per cent compared to the net profit in 2000, excluding the one-time gain on the sales of Bite GSM shares. This gives a net profit

margin on the level of 17.2 per cent and earnings per share of 0.23 litas (excluding treasury stocks).

Changes in the deferred profit tax liabilities of LTL 81.7 million had a significant and positive effect on the net profit for the full year 2001. Following the provisions of the new Law on Profit Tax (effective from 1 January 2002), adjustments were made to the deferred profit tax liabilities in the balance sheet and were reflected in the profit (loss) statement. Following the old Law, the Company was accumulating the deferred profit tax liabilities due to its heavy investment programme, calculating a profit tax at the basic rate of 24 per cent. The new Law abolished the exempts for investments and introduced a basic profit tax rate of 15 per cent.

Balance Sheet and Financial Position

As of 31 December 2001, the total consolidated assets of Lietuvos Telekomas' Group amounted to LTL 2,108.7 million and the shareholders' equity was LTL 1,237.0 million up by 5.4 per cent on the year-on-year basis. The non-current and current liabilities were down to LTL 598.3 million and LTL 273.4 million, respectively.

Lietuvos Telekomas continues to enjoy a strong financial position. The equity to assets ratio increased from 55.7 per cent to 58.7 per cent during the year.

The net cash flow from operating activities was LTL 450.5 million. The negative cash flow from investing activities of LTL 350.2 million was a result of continuous investments into telecommunications equipment and network upgrading. Payout of dividends for the year 2000 (LTL 118.1 million) and repayment of long-term debt caused a negative cash flow from financing activities of LTL 96.2 million. Overall, the total increase in cash flow of Lietuvos Telekomas' Group was LTL 4.2 million.

At the end of the year, the net debt increased by LTL 16 million to LTL 524 million, while the net debt to equity ratio fell to 42 per cent. With almost all Group's revenue generated in local currency and with the main part of the borrowings taken in foreign currencies for the heavy investment programme, during the year the Company was able to restructure its debt portfolio due to the improved funding conditions on the local market. On 15 March 2001, the Company issued its debut EuroLitasNote of LTL 150 million due in 2004 with a fixed annual coupon of 10.15 per cent. Such considerable amount allowed Lietuvos Telekomas to substantially restructure its debt portfolio during the year. In June, the remaining outstanding debt of JPY 653 million (LTL 21 million) was prepaid along with the additional prepayment of USD 18.8 million (LTL 75 million) made in November. Further two local credit facilities were renewed for a total amount of LTL 90 million due in 2003.

Investments

In 2001, total investments of Lietuvos Telekomas' Group were LTL 368.4 million (in 2000: LTL 517 million) as the major planned capital expenditures have already been made in previous years. The largest part of investments (around 75 per cent) was allocated to the Company's network. At the end of 2001, the total digitisation rate of Lietuvos Telekomas' network reached 65 per cent with fully digitised network in Vilnius and Klaipeda. During the year 2002 the network in Kaunas, Panevezys and Siauliai is planned to be 100 per cent digitised, too.

In June 2001, Lietuvos Telekomas completed implementation of the new Customer Care and Billing System and in July the Company started sending bills for telecommunications services to its residential customers. By the end of October, all customers of the Company had received bills. Lietuvos Telekomas invested a total of about LTL 160 million into the new System.

In 2001, AB Lietuvos Telekomas established a joint venture, UAB Voicecom, with Nexcom Telecommunications LLC, USA, for provision of VoIP services (nominal value of its share capital is 10 thousand litas). Lietuvos Telekomas owns 60 per cent of UAB Voicecom shares. In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas (nominal value of its share capital is 20 thousand litas), a business-to-business portal established by the leading

Lithuanian business newspaper Verslo Zinios. On 30 October 2001, it was decided to transform Lietuvos Telekomas' Information Systems Department into a separate daughter company, UAB Baltijos Informaciniu Duomenu Valdymo Centras (nominal value of its share capital is 10 thousand litas), for provision of IT services.

Shares and Shareholders

The authorized and registered share capital of AB Lietuvos Telekomas is 814,912,760 litas. The share capital consists of 814,912,759 ordinary registered shares with a nominal value of 1 litas each and one share with a nominal value of 1 Litas that holds a status of "the special share" and is owned by the State of Lithuania. Special non-property rights attached to the special share are as follows: to convene the General Meeting of Shareholders; to express an opinion on any issue discussed at the General Meeting and to veto decisions in respect of the status of the special share, suspension of the Company's activities, reorganization or liquidation of the Company. The special share will automatically lose its status and special rights on 1 January 2003 or upon transfer of it to the entity which is not fully owned by the State of Lithuania.

In 1998, Amber Teleholding A/S (Denmark), a consortium of Swedish Telia and Finnish Sonera, acquired 60 per cent of the Company's shares from the State of Lithuania and became the strategic investor of Lietuvos Telekomas. In 1999, the State of Lithuania sold 4.97 per cent of the Company 's shares to employees of Lietuvos Telekomas. On 12 June 2000, the State of Lithuania sold 25 per cent of the Company's shares to international and domestic investors through the Initial Public Offering (IPO).

In connection with the Initial Public Offering of Lietuvos Telekomas' shares, the Company launched a Global Depository Receipt (GDR) programme. According to the programme, one GDR represents 10 ordinary registered shares of AB Lietuvos Telekomas. Shares are held by the depository bank– Bankers Trust, a member of Deutsche Bank Group.

During the Initial Public Offering UAB Lintkom, a daughter company of UAB Lintel, which is a subsidiary of Lietuvos Telekomas, acquired 4.67 per cent of Lietuvos Telekomas' shares. Following the new Lithuanian Company Law effective as of 1 July 2001, shares of the company indirectly held by any group member are considered as treasury stocks.

On 31 December 2001, Amber Teleholding A/S held 60 per cent of AB Lietuvos Telekomas' shares, the State of Lithuania had 10.03 per cent of shares, other shareholders - 25.30 per cent of shares (12.56 per cent out of them were held in a form of GDRs) and 4.67 per cent of the Company's shares were treasury stocks.

Shares of AB Lietuvos Telekomas are listed on the Official List of the National Stock Exchange of Lithuania (NSEL) (trading code: LTEL) and the Company's GDRs are traded on the London Stock Exchange (LSE) (trading code: LITD).

During 2001 the turnover of Lietuvos Telekomas' shares on the National Stock Exchange of Lithuania made up a total of 19.5 million shares with a value of LTL 31.2 million litas. On the first trading day of the year the closing share price on the NSEL stood at 2.09 litas and on the last trading day of the year it stood at 1.25 litas. The share's low for the year was 1.09 litas and its year's high was 2.37 litas. At the end of the year the Company's market capitalization was LTL 1,018 million.

In 2001, the turnover of Company's GDRs on the London Stock Exchange amounted to 3.9 million GDRs with a total value of USD 12.9 million. At the end of the first trading day the GDR price ran into USD 5.225 and at the close of the last trading period the GDR price was USD 2.975. The GDR's low for the trading period was USD 2.975 and the high was USD 5.925.

40. Scheme for presentation of financial information

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41. Report prepared by the Issuer's Board or other managing body

Report on Company's Activities for the year 2001

To the shareholders of Lietuvos Telekomas

During the year 2001 the Board of Directors of Lietuvos Telekomas was striving to further improve the results and also the value of the company.

Main areas of Lietuvos Telekomas' Group activity include fixed-line telephony services, network and data communication services, Internet-related services, wholesale services to other telecommunications operators and service providers as well as sales and maintenance of telecommunications equipment. According to the Law on Telecommunications and its Activity Licence, Lietuvos Telekomas is granted an exclusive right to install and provide fixed-line telephony services in Lithuania until 31 December 2002.

During the year 2001, Lietuvos Telekomas' Group revenue grew by 1.9 per cent to LTL 1,058.5 million compared with the revenue of LTL 1,038.6 million in the year 2000. EBITDA rose by 7.8 per cent to LTL 564.4 million from LTL 523.6 million in 2000, and EBITDA margin was 53.3 per cent (50.4 per cent in 2000). Profit before profit tax was LTL 138.7 million, and the net profit, including effect of changes in deferred profit tax liabilities, was LTL 181.7 million. The net profit margin was 17.2 per cent. Earnings per share for the year 2001 were LTL 0.234.[a]

In the previous year Lietuvos Telekomas invested a total of 368.4 million litas, and almost 75 per cent of the amount was allocated for the network development. At the end of 2001, the network digitisation in Lithuania reached 65 per cent, while the network in Vilnius and Klaipeda was 100 per cent digitised. The total number of main lines in service was 1,151,673. On 31 December 2001, the total number of employees in the Company was 5,749.

In June 2001, Lietuvos Telekomas implemented the new Customer Care and Billing System. From 1 August 2001, the Company started calculation of call charges on a per-second basis and introduced a call set-up charge. In the year 2001, Lietuvos Telekomas started to provide Internet telephony (VoIP), ADSL and broadband via optic lines services.

Lietuvos Telekomas fully owns UAB Lintel (nominal value of its share capital is 28 million Litas), which provides the Directory Inquiry Service 118, telemarketing and property management services; UAB Lietuvos Telekomo Verslo Sprendimai (nominal value of its share capital is 20 million Litas), which provides telecommunications solutions to major customers of Lietuvos Telekomas; UAB Comliet (nominal value of its share capital is 1 million Litas), which is engaged in construction of the telecommunications network, and non-profit organisation VsI Lietuvos Telekomo Sporto Klubas. In 2000, UAB Lintel established a daughter company, UAB Lintkom (nominal value of its share capital is 100 thousand Litas), which holds 4.67 per cent of AB Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering in June 2000.

Following decisions of the Board, in 2001 AB Lietuvos Telekomas established a joint venture with Nexcom Telecommunications LLC, USA, for provision of VoIP services known as UAB Voicecom (nominal value of its share capital is 10 thousand Litas). Lietuvos Telekomas owns 60 per cent of UAB Voicecom shares. In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas (nominal value of its share capital is 20 thousand Litas), a business-to-business portal established by the leading Lithuanian business newspaper Verslo Zinios. In accordance with the Board's decision to transform the Company's Information Systems Department into a separate daughter company, Lietuvos Telekomas established a fully owned subsidiary, UAB Baltijos Informaciniu Duomenu Valdymo Centras (nominal value of its share capital – 10 thousand Litas).

---

[a] data from financial statements prepared according to International Accounting Standards

On 3 January 2002, AB Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership in founding a joint venture for provision of IT services in Lithuania and within the region. The new company will be set up on the basis of Lietuvos Telekomas' Information Systems Department.

On 15 January 2002, AB Lietuvos Telekomas and UAB Bite GSM signed a Letter of Intent regarding conclusion of an agreement for employment of Bite GSM network infrastructure for provision of Lietuvos Telekomas' fixed-line telephony services to Lietuvos Telekomas' fixed-line telephony users.

On 24 January 2002, the Board of AB Lietuvos Telekomas made a decision to establish a daughter company for provision of professional IT services. In March 2002, Lietuvos Telekomas established a fully owned subsidiary UAB Baltijos Telekomunikaciju Konsultavimo Centras (nominal value of its share capital is 10 thousand Litas).

On 1 February 2002, Lietuvos Telekomas concluded transactions of cross currency swaps (from US dollars to Euro) of the Company's loans denominated in US dollars.

On 7 February 2002, the Board of UAB Comliet, the largest subsidiary of AB Lietuvos Telekomas, made a decision to establish Comliet's representative office in Riga, Latvia, in February 2002.

As an outlook for the year 2002, the Company believes that Internet and data communication areas will continue showing fast growth. In 2002, there will be one final tariff rebalancing. Lietuvos Telekomas expects to keep the Company's profitability on a high level, in spite of more and more open market, and lower tariffs, especially for international calls. This year Lietuvos Telekomas has already reduced its tariffs for international calls to EU countries, Poland and Latvia. The Company believes that this will have a positive effect on its market share.

In 2002, Lietuvos Telekomas plans to invest 300 – 350 million Litas and completely digitise network in Kaunas, Siauliai and Panevezys.

Gintautas Zintelis
Chairman of the Board

22 March 2002

42. Audit – related information

The Balance Sheets and the related Profit (Loss) Statements, Changes in Equity and Cash Flow Statements of AB Lietuvos Telekomas' Group for the years 1999 and 2000 were audited by auditors from UAB Arthur Andersen. UAB Arthur Andersen (audit company's licence No. 117) was registered on 6 October 1993 in Vilnius, official address Subaciaus str. 7, LT-2000 Vilnius.

Auditors from UAB PricewaterhouseCoopers audited the Balance Sheets and the related Profit (Loss) Statements, Changes in Equity and Cash Flow Statements of AB Lietuvos Telekomas' Group for the year 2001. UAB PricewaterhouseCoopers (audit company's licence No. 173) was registered on 29 December 1993 in Vilnius, official address T. Sevcenkos str. 21, LT-2009 Vilnius.

The audit of financial statements of AB Lietuvos Telekomas' Group for the year 2001 was completed on 6 March 2002. The Auditor's report is signed by UAB PricewaterhouseCoopers.

PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT-2009 Vilnius
Lithuania
Telephone +370 (2) 392 300
Facsimile +370 (2) 392 301
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Parent company") and its consolidated subsidiaries ("the Group") as at 31 December 2001 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 27 are the responsibility of Parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In accordance with resolutions of the Government of the Republic of Lithuania, the Parent company's property, plant and equipment have been revalued four times during the period from 1 July 1991 to 31 December 1995. The first two indexations were of minor nature, however, the cumulative increase of the two last indexations in the net book value of property, plant and equipment was kLTL 610,661. According to International Accounting Standards No 16, No 29 and No 36, property, plant and equipment should be accounted for at cost less accumulated depreciation and any impairment losses or at revalued amount (as determined by professionally qualified valuers) or adjusted for the effects of hyperinflation through the use of a general price index. In our opinion the Parent company should have used one of these methods to value its property, plant and equipment. There were no practical audit procedures that we could apply to enable us to confirm the value of such property, plant and equipment in the balance sheet as at 31 December 2001 and 31 December 2000.

4. In our opinion, except for the possible effect of the matter described in paragraph 3 the financial statements give a true and fair view of the financial position of the Parent company and the Group as at 31 December 2001 and of the results of the Parent company's and the Group's operations and cash flows for the year then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers UAB

Vilnius, 6 March 2002

VI. Information about the managing bodies of the Issuer

43. Members of the managing bodies

The structure of AB Lietuvos Telekomas' managing bodies are as follows:

- General Meeting of Shareholders;
- Board;
- Administration.

The Company's activities are controlled by the Reviser (auditor).

Board (as of 31 December 2001)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of nine members and is elected for the two-year term.

Gintautas Zintelis – Chairman of the Board since 7 July 1998 (re-elected for the two-year term on 5 July 2000). Graduated from Kaunas University of Technology in 1965 as an engineer in computer science. In 1970, he became Doctor of Science, in 1980 – Habilitated Doctor of Science, in 1983 – Professor and since 1991 is a correspondent member of the Lithuanian Academy of Science. From 1964 till 1992 he worked in Kaunas University of Technology, where in 1982 - 1992 he was Head of Computer Science Department. In 1992 – 1996, he held a position of Minister of Communications and Informatics of the Republic of Lithuania. From 1996 he has been working as Head of the Information System Protection Division of AB Vilniaus Bankas. Has no interest in the share capital of the Company. Holds 10 percent of UAB Informatikos ir Rysiu Technologiju Centras and 15 per cent of UAB Litkon Informatics shares.

Ingmar Jonsson – member of the Board since 26 April 2000 (re-elected for the two-year term on 5 July 2000), a representative of Amber Teleholding A/S; Senior Vice President and Head of Corporate Programmes at Telia AB. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – member of the Board since 5 July 2000 (elected for the two-year term), a representative of Amber Teleholding A/S; Director, Baltic Operations in Sonera Telecom Ltd. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Mikko Pirinen – member of the Board since 30 April 2001 (elected for the two-year term), a representative of Amber Teleholding A/S; Senior Vice President, Resource Management, Sonera Telecom Oy. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Jaakko Nevanlinna – member of the Board since 30 April 2001 (elected for the two-year term), a representative of Amber Teleholding A/S; President, Sonera Telecom Ltd. and Sonera Carrier Networks Ltd. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Anna Maria Smela – member of the Board since 30 April 2001 (elected for the two-year term), a representative of Amber Teleholding A/S; Vice President, Telia International Provider. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg – member of the Board since 30 April 2001 (elected for the two-year term), a representative of Amber Teleholding A/S; Senior Vice President, Telia Business Area Network.

Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Rimvydas Kugis – member of the Board since 7 July 1998 (re-elected for the two-year term on 5 July 2000), Secretary of the Ministry of Justice of the Republic of Lithuania. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Peter Reiniger – member of the Board since 30 April 2001 (elected for the two-year term), a representative of Bankers Trust Company/Deutsche Bank AG; Director, Business Group, European Bank for Reconstruction and Development. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Tapio Paarma (born in 1948)

General Manager and President of AB Lietuvos Telekomas since 8 July 1998.

As of 31 December 2001, he had 63,000 shares of the Company that accounts for 0.008 per cent of the share capital and gives 0.008 per cent of votes.

Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Lintkom, UAB Voicecom, UAB Baltijos Informaciniu Duomenu Valdymo Centras, and VsI Lietuvos Telekomo Sporto Klubas, member of the Board of Latvian Lattelekom.

Education – MSc degree in Community Planning was conferred in 1971 in Helsinki University.

Tapio Paarma started his career in the Finnish PT company, where he worked in the Telecommunications Construction Centre and Administration subdivision before occupying the office of the Head of the Secretariat. In the period from 1988 to 1992, position of the Director of the Telecom Vaasa. In 1992 - 1993, Director of the Reorganisation team in the Finnish PT, and at the same time occupied the position of the Project Manager of the Northwest GSM company. In 1993 - 1994, and several months in 1998 Tapio Paarma was Director of New Activity Sphere in the Finnish Telecom. In 1995 – 1998, he occupied various positions in Lattelekom SIA, Latvia, including the Chief Activity Officer and Deputy Director General.

Romualdas Degutis (born in 1961)

Executive Vice President of AB Lietuvos Telekomas since 1 June 1999.

As of 31 December 2001, he had 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0013 per cent of votes.

Member of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Comliet and UAB Lintkom.

Education – Electric Communication Engineer, in 1984 graduated from Kaunas University of Technology.

Employed in the Company since 1984. In 1993, he was appointed to the office of Klaipeda Branch Director of AB Lietuvos Telekomas.

Jan-Erik Elserius (born in 1943)

Director of Finance Department of AB Lietuvos Telekomas since 29 March 1999.

As of 31 December 2001, he had 50,000 shares of the Company that accounts for 0.006 per cent of the share capital and 0.006 per cent of votes.

General Manager of UAB Lintkom, member of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Voicecom, UAB Baltijos Informaciniu Duomenu Valdymo Centras and VsI Lietuvos Telekomo Sporto Klubas.

Education – BA degree in Management, Managerial Economy, Political Economy and Statistics. In 1967, he graduated from Uppsala University.

Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, Jan-Erik Elserius worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, Mr. Elserius was appointed as the Deputy Managing Director of the new company Securitas Larm AB

AB Lietuvos Telekomas has no information about existing conviction of members of managing bodies for the crimes against property, economic procedures, finance.

44. Information about remunerations and loans to members of the managing bodies

44.1. Information about the average amount of the remunerations, annuities and other payments from the profit per person made by the Issuer during the reporting period

	Remuneration (in litas)	Annuities for 2000 (in litas)	Other payments from the profit (in litas)	Total (in litas)
On the average per member of AB Lietuvos Telekomas' Board (a)	31,269	60,000	---	91,269
On the average per member of the Administration of AB Lietuvos Telekomas (b)	229,580	---	1,843.30 (c)	231,423.30

NOTES: (a) As of 31 December 2000, there were nine members of the Board; (b) Members of AB Lietuvos Telekomas' Administration are General Manager and President of the Company, Executive Vice-president and Director of the Finance Department; (c) Dividends for the year 2000.

On 26 April 2002, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders resolved to assign 540 thousand litas for the payment of tantiemes for the year 2000. The tantiemes will be paid during the second quarter of 2002.

44.2. Remunerations, tantiemes and other payments from the profit paid during the reporting period by the companies, where the Issuer holds more than 20 per cent of their share capital, to the members of the Issuer's Supervisory Board, Board of Directors and Administration

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44.3. Loans, guarantees and warranties, which ensure the fulfilment of their obligations extended to the members of managing bodies during the reporting period

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45. Transactions with related parties

VII. Recent events in the Issuer's activities and its prospects

46. Recent events in the Issuer's activities

On 3 January 2002, AB Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership in creating a joint venture for provision of IT services in Lithuania and within the region. The new company will be based on Lietuvos Telekomas' Information Systems Department.

Following the Board's decision of 30 October 2001, AB Lietuvos Telekomas has established a closed stock company UAB Baltijos Informaciniu Duomenu Valdymo Centras, which is fully owned by AB Lietuvos Telekomas and is based on Information Systems Department.

On 15 January 2002, AB Lietuvos Telekomas and UAB Bite GSM signed a Letter of Intent regarding conclusion of an agreement for employment of Bite GSM network infrastructure for provision of Lietuvos Telekomas' fixed-line telephony services to Lietuvos Telekomas' fixed-line telephony users.

On 16 January 2002, AB Lietuvos Telekomas announced that according to the preliminary non-audited financial data, the total revenue of Lietuvos Telekomas' Group in the year 2001 was LTL 1,058 million, an increase of 1.9 per cent over the revenue in the year 2000, which is below previously estimated revenue growth to be between 3 to 5 per cent. The net profit for the year 2001 will be significantly and positively affected by adjustments, which have to be made to the Profit (Loss) Statement, following the provisions of the new Law on Corporate Profit Tax (effective from 1 January 2002) with the respect to accumulated deferred profit tax liabilities. The preliminary statements of the annual results of AB Lietuvos Telekomas' Group for the year ended 31 December 2001 will be announced on 28 February 2002.

In February, Lietuvos Telekomas changed a charging method for information services provided by the Premium Rate short numbers. Now the information and call duration are charged separately.

In February, the Company reduced its tariffs for international calls to EU countries by 30 per cent, Poland and Latvia by more than 15 percent and extended an off-peak period for all international calls.

In February, Lietuvos Telekomas launched a new service – Calling Line Identification Presentation (CLIP) service.

In February, UAB Lintel started provision of information on the mobile numbers of private subscribers of the mobile operator Bite GSM, and in April – private subscribers of the mobile operator Omnitel.

In February UAB Comliet decided to establish its representative office in Riga, Latvia.

On 1 February 2002, AB Lietuvos Telekomas concluded transaction of cross currency swap (from US dollars to euro) of the Company's loans denominated in US dollars.

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company lodged an appeal against this decision.

On 28 February 2002, AB Lietuvos Telekomas' Board approved the draft of non-audited financial statements for the year 2001 prepared by the Company's administration according to International Accounting Standards. The consolidated net profit of AB Lietuvos Telekomas' Group for the year 2001 is 181.7 million litas and its revenue - 1,058.5 million litas.

Following the Board's decision of 24 January 2002, AB Lietuvos Telekomas has established a 100 per cent owned subsidiary – UAB Baltijos Telekomunikaciju Konsultacinis Centras – for provision of professional IT services.

On 20 March 2002, AB Lietuvos Telekomas and UAB Siemens signed an agreement on acquisition of the switching equipment for increasing capacity of digital exchanges and upgrade of them.

In March, tariffs for calls to Moscow and Minsk were reduced by 30 per cent.

On 22 March 2002, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 26 April 2002. The Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2001. According to International Accounting Standards, the consolidated net profit of Lietuvos Telekomas in the year 2001 was 181,715 thousand litas, consolidated revenue 1,058,466 thousand litas. According to Lithuanian Accounting Principles the Company's net loss in the year 2001 was 63,235 thousand litas. The Board of AB Lietuvos Telekomas proposed for the Annual General Meeting to elect UAB PricewaterhouseCoopers as Company's auditors. The Board proposed for the Annual General Meeting to allocate the Company's profit of the year 2001 in the way, that dividend per share would amount for 0.11 litas.

On 26 March 2002, Swedish and Finnish telecommunication companies Telia and Sonera, owners of Lietuvos Telekomas' strategic shareholder Amber Teleholding A/S, which holds 60 per cent of the Company's shares, made public their merger plans. There are plans that AB Lietuvos Telekomas will become a consolidated subsidiary of the new combined entity.

From 4 April 2002 tariffs for calls to Helsinki and Stockholm during peak hours are reduced by more than 40 per cent and calls to Tallinn – by almost 30 per cent.

On 4 April 2002, UAB Comliet, fully owned subsidiary of AB Lietuvos Telekomas, and shareholders of Latvian company Datu Tikli SIA signed a Letter of Intent regarding acquisition of the majority stake in Datu Tikli SIA by UAB Comliet. Datu Tikli SIA provides services connected with low voltage network projects' implementation in Latvia.

In April Lietuvos Telekomas launched a new business numbers' services known as the 700 service. Calls to the 700 number are forwarded to one or several lines under the procedure selected by the subscriber.

On 8 April 2002, UAB Bite GSM and AB Lietuvos Telekomas signed two agreements. The first agreement provides that employees of Lietuvos Telekomas will use Bite GSM mobile services. According to the second collaboration agreement, it is agreed to implement a joint project aiming at ensuring the high quality telephonisation of rural and remote areas in Lithuania.

On 25 April 2002, the Board of AB Lietuvos Telekomas approved non-audited financial statements of AB Lietuvos Telekomas' Group for the first quarter of 2002 prepared according to International Accounting Standards. The consolidated net profit of Lietuvos Telekomas' Group for the first quarter of 2002 was LTL 21,408 thousand and its revenue - LTL 247,913 thousand.

On 26 April 2002, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders decided: (1) To approve the Report on Company's Activities for the year 2001; (2) To approve the annual financial statements. According to International Accounting Standards, the consolidated net profit of Lietuvos Telekomas for the year 2001 was 181,715 thousand litas, consolidated revenue 1,058,466 thousand litas. According to Lithuanian Accounting Principles, the Company's net loss in the year 2001 was 63,235 thousand litas; (3) To allocate the profit of the year 2001 in the following way: 89,640,404 litas for dividends (0.11 litas dividend per share) and 486,000 litas for annuities for members of the Board; (4) To elect UAB PricewaterhouseCoopers as the Company's auditor for the audit of the Company's financial statements and inspection of the Report on Company's Activities; (5) To recall all members of the Board from the Board of the Company; (6) To elect Mr. Morgan Ekberg, Mr Matti Hyyrynen, Mr Ingmar Jonsson, Mr Jaakko Nevanlinna, Mr

Mikko Pirinen, Mr Kennet Radne, Mr Andrius Sukys, Mr Timo Virtanen and Mr Gintautas Zintelis to the Board of the Company for the new term of the Board (for 2 years).

On 6 May 2002, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, signed an agreement for the purchase of 75 per cent of shares of the Latvian company Datu Tikli SIA. The company Datu Tikli SIA will continue to implement the projects of low voltage networks in Latvia and develop its activities in the area of telecommunications networks' construction and maintenance.

In May 2002, Lietuvos Telekomas offered to private customers Local, Country and Internet payment plans. All payment plans are based on the same principle, i.e. having paid a fixed monthly fee, for a certain amount of time customers will use Company's services free of charge.

On 16 May 2002, following the Board's decision of 25 April 2002, AB Lietuvos Telekomas signed an agreement on the sale of 74 per cent of UAB Baltijos Telekomunikaciju Konsultacinis Centras'and 40 per cent of UAB Baltijos Informaciniu Duomenu Valdymo Centras' shares to TietoEnator.

47. Material events in the Issuer's activities

In January 2001, the Board of AB Lietuvos Telekomas decided to issue three year-maturity Litas nominated Notes for the amount of up to 200 million litas.

On 8 February 2001, Lietuvos Telekomas announced about the new tariff structure, which was implemented starting 1 July 2001. Lietuvos Telekomas introduced the call set-up charge and per-second billing for all telephone calls in the fixed-line network and calls from fixed to mobile network. Local and long-distance call tariffs decreased.

On 28 March 2001, AB Lietuvos Telekomas' Board approved the audited consolidated financial statement of the Company for the year 2000. Consolidated net profit of AB Lietuvos Telekomas for the year 2000 is 240.4 million litas, consolidated revenue – 1,038.6 million litas. The Board of the Company resolved to convene the General Meeting of Shareholders on 30 April 2001. The Board proposed to pay dividend of 0.15 litas per share.

On 17 April 2001, AB Lietuvos Telekomas and UAB Verslo Zinios signed a shareholders' agreement on AB Lietuvos Telekomas' intention to acquire shares in UAB Verslo Zinios' daughter company, UAB Verslo Portalas.

On 27 April 2001, AB Lietuvos Telekomas announced that consolidated non-audited net profit of AB Lietuvos Telekomas for the first quarter of 2001 was 30.8 million litas, consolidated revenue – 266.2 million litas.

Decisions of AB Lietuvos Telekomas General Meeting of Shareholders held on 30 April 2001: (1) To approve the Board's report on the Company's activities in the year 2000; (2) To approve the Company's annual financial documentation. According to International Accounting Standards, consolidated net profit of AB Lietuvos Telekomas' Group for the year 2000 was 240.4 million litas. The Company's net profit in 2000 according to Lithuanian Accounting Standards was 272.5 million litas; (3) To distribute the profit of the year 2000 and pay a 0.15 litas dividend per share; (4) To amend the By-laws of the Company; (5) To allow the General Manager of the Company to be the Head of the Administrations, member or chairman of the Board of any other enterprise doing similar business or enterprises which carry on the process of Company's production or services and the sale of products; (6) To elect Peter Reiniger, Mikko Pirinen, Jaakko Nevanlinna, Anna Maria Smela and Morgan Ekberg as members of the Board; (7) To elect UAB PricewaterhouseCoopers as the Company's auditor for the audit of Company's financial statements for the year 2001.

On 2 May 2001, AB Lietuvos Telekomas announced its new tariffs: (1) from 1 June 2001, the subscription charge was changed; (2) from 1 August 2001 the Company started calculation of call duration on a per-second basis, introduced a call set-up charge and changed local and long-

distance tariffs; (3) from 1 August 2001 until 1 July 2002 the Company has been applying special subscription fee for socially disadvantaged residents.

On 31 July 2001, Lietuvos Telekomas announced that consolidated non-audited net profit of AB Lietuvos Telekomas' Group in first half of the year 2001 was 66.0 million litas and consolidated revenue – 535.6 million litas.

On 21 August 2001, AB Lietuvos Telekomas acquired 30 per cent of UAB Verslo Portalas' shares.

On 31 October 2001, the Company announced that consolidated non-audited net profit of AB Lietuvos Telekomas for the third quarter of the year 2001 was 35.7 million litas, consolidated revenue – 259.2 million litas.

On 31 October 2001, AB Lietuvos Telekomas' Board decided to reorganise the Information Systems Department into a subsidiary – the closed stock company.

On 4 December 2001, AB Lietuvos Telekomas adopted a conditional decision during the year 2002 to change fixed-line telephony tariffs only once, on 1 July 2002. Until July the Company will apply present tariffs. From 1 January 2002 a subscription fee for socially disadvantaged and retired customers is 16 litas, a call set-up charge for Internet users – 0.04 litas. Those discounts will be valid until 31 December 2002. The Company's decision on fixed-line telephony tariffs valid from 1 July 2002 till 31 December 2002 will come into effect only after the Government of the Republic of Lithuania adopts and according the procedure set by the laws announces its decision on the price caps for fixed-line telephony services for 2002.

All material events related to the activities of the Company have been announced in the Lietuvos Rytas daily.

48. Business strategy and its foreseen changes during the next financial (economic) year

AB Lietuvos Telekomas' outlook for the year 2002:

- Maintain and improve the profitability and efficiency of the Company
- Invest 300 – 350 million litasIncrease international calls market share
- Develop of data communication and Internet services
- Make the final stage of tariffs rebalancing on 1 July 2001
- Expand its activities
- Cooperate with TietoEnator in provision of IT services
- Cooperate with Bite GSM in telephonisation of rural and remote areas
- Complete the network digitalisation in Kaunas, Siauliai and Panevezys
- Implement the National Numbering Plan
- Prepare for the market liberalisation starting from 1 January 2003

Uncertainties in the future

The present annual prospectus - report contains certain forward-looking statements with respect to the financial situation, performance results and business of Lietuvos Telekomas' Group. These forward-looking statements represent Lietuvos Telekomas' Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words "potential", "estimated" and similar expressions or variations on such expressions, may be considered as "forward-looking statements".

Annex to the annual prospectus – report

List of shareholders holding by the right of ownership or controlling more than 5 per cent of total votes

(The data presented herein was possessed on the date of the Issuer's Annual General Meeting of Shareholders)

26 April 2002

(Date of the Annual General Meeting of the Issuer's Shareholders)

Name and surname of shareholders (name of the company), personal code (code of company's register) (a)	Number of shares held		Part of possessed votes, %	
	Total	out of which held by the ownership right	Total	out of which votes granted to the shareholder by the share held by the ownership right
Amber Teleholding A/S, Bredgade 26, Copenhagen, DK-1260, Denmark, no. 244.793	488,947,656	488,947,656	60.00	60.00
State represented by the State Property Fund, Vilniaus str. 16, LT-2001 Vilnius, register code 1007315	81,771,702 (b)	81,771,702	10.03	10.03

NOTES: (a) In case that the owner of the Issuer's share is the State (municipality), the holder of the share should be indicated; (b) Including the Special share.

As of 26 April 2002, on the basis of 122,849,890 AB Lietuvos Telekomas' shares there were issued 12,287,989 Global Depository Receipts that amount to 15.08 per cent of the Company's share capital and votes. Shares are held by the depository – Deutsche Bank Trust Company Americas, 4 Albany Street, New York, NY 10006, USA.